Filed Pursuant to Rule 424(b)(4)
Registration No. 333-213333

Prospectus

e.l.f. Beauty, Inc.

8,333,333 Shares

This is an initial public offering of common stock of e.l.f. Beauty, Inc. The selling stockholders are selling 4,333,333 shares of common stock, and we are selling 4,000,000 shares of our common stock in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders. The initial public offering price is $17.00 per share.

We have been approved to list our common stock on the New York Stock Exchange under the symbol “ELF.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

	Per share	Total

Initial public offering price	$17.00	$141,666,661.00

Underwriting discounts and commissions(1)	$1.19	$9,916,666.27

Proceeds to us, before expenses	$15.81	$63,240,000.00

Proceeds to selling stockholders, before expenses	$15.81	$68,509,994.73

(1)	See “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also purchase up to an additional 1,250,000 shares from the selling stockholders, at the initial public offering price, less the underwriting discount for 30 days from the date of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about September 27, 2016.

J.P. Morgan	Morgan Stanley

Piper Jaffray	Wells Fargo Securities

William Blair	Cowen and Company	BMO Capital Markets	Stifel	SunTrust Robinson Humphrey

The date of this prospectus is September 21, 2016.

HIGH QUALITY COSMETICS
at an extraordinary value
e.l.f.

@glambyzana

@makeupwithjojo

@lorenaurrea_makeup

@beautybylex_19

@ashleyvera_

@stylewidsus

@courtney_lanexo

@bellabriellc

Ability to engage

YOUNG, DIVERSE MAKEUP ENTHUSIASTS

@melissajoy1987

@khirascottbouch

@darilynraemua

@kmkmakeup

@blushandberries

@alexiistherese

@_tenaquin

@readysetglamour

@makemeupxo_

@yooyuliya

Ability to engage YOUNG, DIVERSE MAKEUP ENTHUSIASTS
@glambyzana @makeupwithjojo @lorenaurrea_makeup @beautybylex_19 @ashleyvera @stylewidsus @>courtney_laoexo @bellabriellc @melissajoy1987 @khirascottbouch @dardynraemura @kmkmakeup @blushandberries @alexiistherese @_tenaquin @readysetglamour @makemeupzo @yooyuliya

e.l.f.
Our Mission
We make luxurious beauty accessible for all women to play beautifully®.

e.l.f.
eyes lips face
daily hydration moisturizer
Net 2.53 fl.oz/75mL
e.l.f.
Daily Face Cleanser
Net 3.71 fl.oz/110mL
e.l.f.
eyes lips face
soothing serum
Net 1.01 fl.oz/30mL

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with different information. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock.

Through and including October 16, 2016 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: e.l.f. Beauty, Inc. (the “Company”), the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

i

Industry and market data

Certain of the market data and other statistical information contained in this prospectus, such as the size, growth and share of the cosmetics industry and its constituent market segments, are based on information from independent industry organizations and other third-party sources, industry publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources, our internal market and brand research and our knowledge of the cosmetics industry. Information that is based on estimates, forecasts, projections or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

References to e.l.f.’s share of the U.S. mass cosmetics market and top 10 U.S. cosmetics brands and the size and growth rates of the global and U.S. cosmetics category, segment, product and channel and skin care categories refer to retail sales in absolute dollar terms as tracked by Euromonitor International Limited’s Beauty and Personal Care 2016 edition system, published in March 2016 as part of its annual multi-client Passport research program, which includes food, drug and mass (“FDM”), department stores, direct and specialty channels; data reflects current prices and 2015 exchange rates fixed by Euromonitor. References to our retail sales from products launched in the last three years refer to U.S. retail sales across categories as tracked by Nielsen’s XAOC, including C-store database for the 52 weeks ended January 2, 2016 and prior years downloaded in April 2016, which includes the FDM channel. Other statements in this prospectus regarding market data, unless otherwise noted, are based on studies conducted by Calimesa Consulting Partners, LLC and MetrixLab, which we commissioned. These studies were based on surveys of a broad sampling of cosmetics consumers.

For the purposes of this prospectus:

•	“aided awareness” is a measure of the number of people who express knowledge of a brand or product when prompted;

•	“cosmetics” market segment refers to the market segment defined as Color Cosmetics by Euromonitor International Limited and consists of face makeup, eye makeup, lip products, nail products and color cosmetics sets/kits;

•	“e-commerce” channel refers to the channel defined as Internet Retailing by Euromonitor International Limited; and FDM and specialty channels are per Company definitions based on Euromonitor International Limited data;

•	“heaviest” purchasers or users refers to consumers who identified themselves as professional, expert or enthusiast in the study conducted by MetrixLab;

•	“incremental sales” refer to consumers buying e.l.f. products as additional cosmetics purchases at retail stores as opposed to diverting sales from another brand;

•	“prestige” market segment refers to the market segment defined as Premium by Euromonitor International Limited;

•	“retail sales” refers to the purchase price paid by the end consumer;

•	“share” refers to e.l.f.’s market share based on e.l.f.’s net sales in comparison to retail sales in absolute dollar terms; and

•	“unaided awareness” is a measure of the number of people who express knowledge of a brand or product without prompting.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, the terms “e.l.f.,” “we,” “us,” “our” and the “Company” refer to e.l.f. Beauty, Inc. and its consolidated subsidiaries.

e.l.f.: Changing the face of beauty

We are one of the fastest growing, most innovative cosmetics companies in the United States. Driven by our mission to make luxurious beauty accessible for all women to play beautifully®, we have challenged the traditional belief that quality cosmetics are only available at high prices in select channels. e.l.f. offers high-quality, prestige-inspired beauty products for eyes, lips and face at extraordinary value, with the majority of our items retailing for $6 or less. Our price points encourage trial and experimentation, while our commitment to quality and a differentiated consumer engagement model engender loyalty among a passionate and vocal group of consumers. We have built an authentic brand and a company with strong growth, margins and cash flow from operations.

We believe our success is rooted in our innovation process and ability to build direct consumer relationships. Born as an e-commerce company over a decade ago, we have created a modern consumer engagement and responsive innovation model that keeps our products on-trend and our consumers engaged as brand ambassadors. Our consumers provide us with real-time feedback through reviews and social media, which enables us to refine and augment our product portfolio in response to their needs. We leverage our fast-cycle product development and asset-light supply chain to launch high-quality products in as few as 20 weeks from concept, and 27 weeks on average. Our products are first launched on elfcosmetics.com, and distribution is generally only broadened to our retail customers after we receive strong consumer validation online. We believe this has led to our consistently strong retail sales per linear foot of shelf space, which we refer to as “productivity.” We are one of the fastest growing cosmetics brands at Target, Walmart and CVS.

Our brand appeals to some of the most sought after consumers in the category. We believe the combination of our affordable price points and on-trend, innovative product assortment encourages trial, offers a strong value proposition and appeals to a broad base of consumers. Relative to the overall cosmetics category, our brand over-indexes with Millennials, multi-cultural consumers and some of the heaviest users in the category. This attractive and loyal consumer base supports high sales per linear foot and higher category sales for our retail customers. By combining our strong relationships with leading retailers with integrated consumer engagement across our e.l.f. stores, e-commerce and social media, we are a true multi-channel brand.

Our net sales growth in the United States over the last three years was 20 times that of the mass cosmetics category on average. Our net sales still only represented 2.3% of the $8 billion U.S. mass cosmetics category in 2015. Our net sales grew from $144.9 million in the Unaudited Pro Forma Combined 2014 Period (as defined in “Management’s discussion and analysis of financial condition and results of operations”) to $191.4 million in the year ended December 31, 2015, and, over the same period, our Adjusted EBITDA grew from $28.1 million to $46.2 million, representing an increase of 32% and 64%, respectively. Over the same period, net income grew from an unaudited pro forma combined net loss of $2.9 million to a net profit of $4.4 million. In 2015, our Adjusted EBITDA margin was 24% and our net income margin was 2%.1

[1]	Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”). See “Summary consolidated financial data” for a discussion of Adjusted EBITDA, Adjusted EBITDA margin and their respective limitations and reconciliations to GAAP measures.

The cosmetics industry is large and attractive

We believe that the cosmetics category is highly attractive given its scale, growth dynamics and consumer demand trends. The U.S. and global cosmetics markets generated $14 billion and $57 billion, respectively, of retail sales in 2015. The cosmetics category primarily consists of face makeup, eye makeup, lip products, nail products and cosmetics sets/kits and excludes beauty tools and accessories such as brushes and applicators. The cosmetics category has experienced strong growth both in the United States and globally. In the United States, retail sales increased from $11 billion in 2010 to $14 billion in 2015, representing a compound annual growth rate (“CAGR”) of 5% with each product category driving growth. Globally, retail sales increased from $43 billion in 2010 to $57 billion in 2015, representing a CAGR of 5%. Drivers of growth include innovation and new product launches, which span from new formulations that enhance performance, feel and fragrance, to new colors, delivery forms and packaging.

In the United States, the cosmetics category traditionally has been separated into two discrete segments—prestige and mass. Prestige products, which accounted for 42% of U.S. cosmetics retail sales in 2015, are characterized by higher price points and are typically sold in department stores and in high-end specialty stores such as Sephora. They have historically been at the forefront of quality and innovation in the category but remain too expensive for many consumers in the United States, where the average disposable personal income is less than $15,000. Mass products, which generated 58% of 2015 U.S. cosmetics retail sales, are more affordable than their prestige counterparts but generally have not delivered the same level of quality or innovation. They are more broadly available than prestige products given their presence in the food, drug and mass (“FDM”) channel. As observed in recent years, consumers are increasingly purchasing both prestige and mass cosmetics products, and consistent with many other consumer categories, are purchasing online. e-commerce accounted for 10% of U.S. cosmetics retail sales in 2015 and grew at three times the rate of the broader category from 2010 to 2015.

We believe that a paradigm shift has occurred in cosmetics: today’s cosmetics consumer is increasingly connected and informed, and purchasing decisions are often influenced by friends, beauty bloggers, social media and other online content. These sources provide consumers easy access to a breadth and depth of information formerly only available from beauty experts in assisted sales environments.

While most women regularly use cosmetics, the heaviest purchasers drive the category. These consumers represent 36% of cosmetics purchasers, yet accounted for 54% of U.S. cosmetics sales in 2014. For these women, cosmetics is a passion. They enjoy learning about and trying new products, and shopping for and wearing makeup. The entire experience is fun and an integral part of their lifestyle. We seek to fulfill their needs by delighting them with the quality and innovation they desire at prices they can afford.

Our strategic differentiation: how e.l.f. helps women to play beautifully

We are driven by what today’s consumer wants—an assortment of high-quality, prestige-inspired cosmetics at extraordinary value. We do not define ourselves as strictly mass or prestige, or limit our product availability to select channels. Through our modern consumer engagement and responsive innovation model, we interact with our consumers instead of broadcasting at them. This allows us to stay in tune with their needs and build trust and loyalty. Our business model has multiple areas of competitive advantage:

Authentic brand that attracts some of the best consumers in the category.    e.l.f. was founded to fill the gap between high-priced prestige beauty products and less innovative mass products. For over a decade, we have prioritized getting to know our consumers, and they in turn have provided us with valuable feedback, enabling us to address this gap and build e.l.f. into an authentic and trusted brand. By providing a comprehensive experience—from integrated engagement online, through social media and in our stores to our differentiated product offerings—we have drawn a strong following among the most sought after and heaviest users of cosmetic products. We also have strong appeal with Millennials and Hispanics, two of the fastest growing demographic groups in the United States. Our consumers have also been our best advocates, growing the e.l.f. brand virally through strong word of mouth.

High-quality cosmetics at an extraordinary value enabled by flexible, asset-light operations.    e.l.f. consumers recognize our ability to provide a broad assortment of high-quality products at an extraordinary value. The majority of our items retail for $6 or less, providing a low-risk way for consumers to try new products. Examples of our high-quality and extraordinary value innovations include e.l.f. Mineral Infused Face Primer at $6 versus a prestige primer at $36, e.l.f. Baked Eyeshadow Trio at $4 versus a competitive baked eyeshadow trio at $28 and e.l.f. Lip Exfoliator at $3 versus a similar type of lip treatment at $24. Our low price points are supported by our ability to source low cost, high-quality cosmetics quickly. As of August 2016, we had 48 e.l.f. professionals involved in sourcing, quality and innovation. We have longtime relationships with strategic vendors that pair a strong quality orientation with the ability to execute rapidly. Our supply chain is built for growth with asset-light operations, ample capacity and low capital requirements. This capability and commitment to an agile supply chain allows us to introduce a stream of on-trend innovation. Our consumers’ love of our high-quality, innovative products is shown through the online reviews posted on elfcosmetics.com, where 66% of 2015 reviews were five stars, the highest rating.

Fast-cycle innovation and validation model.    We believe innovation is key to our success and that we are a leader in the industry in speed and new product introductions. We have built an innovation capability that can progress a new, high-quality e.l.f. product to online launch in as few as 20 weeks from concept, and 27 weeks on average. In 2015, we introduced over 50 new items across eyes, lips, face, tools, kits and skin care, and 40% of our retail sales came from products launched in the last three years (based on data from Nielsen). With 25 million visits per year and over 100,000 online reviews, elfcosmetics.com is a vehicle for refining products and determining best sellers. We are able to analyze sales results, reviews and feedback through social media to provide a quick indication of a product’s performance. Not only does this fast, high-output, testing methodology result in leading performance in retail, it also contributes to building our consumer relationships. We believe our active dialogue with our consumers provides us with a highly differentiated perspective on innovation and informs the continuous launch, validation and refinement of our products.

True multi-channel brand blurs the lines between mass and prestige.    We are a true multi-channel brand with strength across e-commerce, national retailers and our e.l.f. stores. Our ability to engage our consumers across multiple touch points differentiates e.l.f. from traditional mass brands, which typically focus on one channel. We also leverage insights gained from each channel to drive performance across the business.

•	e-commerce. elfcosmetics.com has the highest revenue, traffic, time spent on-site and units per transaction of any mass cosmetics brand website based on data from the Internet Retailer eCommerce 500 report and Alexa Internet Inc. Our e-commerce business serves as a strong source of sales and an important component of our engagement and innovation model. We have nurtured a loyal, highly active online community for over a decade.

•	National retailers. We currently sell our products in approximately 19,000 retail stores in the United States across mass, drug store, food and specialty retail channels. At Target, our longest-standing national retail customer and a key beauty destination for many consumers, we achieved double digit growth in retail sales from 2014 to 2015. We have also continued to expand with Walmart, the world’s largest retailer and an e.l.f. customer since 2012. We introduced e.l.f. at Old Navy in 2014 and at CVS in 2015 and expect to continue to grow distribution due to our compelling retailer value proposition.

•	e.l.f. stores. We were the first mass cosmetics brand with our own stores, which we believe serve as one of our most effective and efficient vehicles for marketing and consumer engagement. e.l.f. stores showcase a broad assortment of e.l.f. products, create an environment dedicated to play beautifully, and allow us to test and validate new products. As of August 2016, we had nine e.l.f. stores in the New York metro area located in high-traffic malls and urban areas.

High-performance team and culture.    Our CEO Tarang Amin joined us in January 2014, and under his leadership we have assembled a world-class management team that possesses an excellent track record of results and has successfully worked together for many years. During the team’s prior tenure at Schiff Nutrition International, Inc. (New York Stock Exchange: SHF) (“Schiff Nutrition”), the company grew in enterprise value from $190 million to $1.5 billion in less than two years and was acquired by Reckitt Benckiser (London Stock Exchange: RB). With strong backgrounds from The Clorox Company, The Procter & Gamble Company, L’Oreal S.A., Mary Kay Inc., TPG Global, LLC (together with its affiliates, “TPG”) and other leading companies, our team has demonstrated skills in building brands, leading innovation, expanding distribution, making acquisitions and driving world-class operations. We operate with a high-performance team culture. We communicate with great candor and transparency in the spirit of helping the team succeed, make quick decisions and drive executional excellence. The combination of a talented team, strong culture and values and disciplined execution forms the foundation of our success.

The e.l.f. growth strategy

We believe e.l.f. is one of the most disruptive brands in the cosmetics industry. We are in the early stages of development, with significant room to grow by converting more consumers to the brand, making e.l.f. products more widely available and offering more innovative products to our consumers. We expect the United States to be the largest source of our growth over the next few years and also see an opportunity to expand in select international markets. We also believe we have an opportunity to improve our margins through greater operating leverage and efficiency.

We have made substantial investments over the last two years and believe we are well positioned for continued growth driven by four strategies.

1.	Build a great brand

Draw new consumers to the brand.    We have a loyal consumer following, as illustrated by our repeat purchase rates which are among the highest in the industry: 58% of our consumers purchase one or more additional products within 12 months of initial purchase. We believe we can significantly grow this following of passionate consumers from current levels. Increasing brand awareness is a major growth driver for our company, as it has historically led to strong trial and high repeat purchase rates. e.l.f. is still unknown to many women, with only 6% unaided and 58% aided awareness as of August 2015. In contrast, many traditional brands have unaided awareness close to 40% and aided awareness close to 100%. We plan to continue to drive awareness and draw consumers to the brand.

Encourage current consumers to use more e.l.f. products.    Our consumers’ loyalty to the e.l.f. brand drives growth through increased usage of our products across categories and advocacy of our brand to other potential consumers. Many of our consumers regularly visit elfcosmetics.com, where in 2015 they bought over nine units per transaction on average. We have designed our product assortment to encourage cross-category purchases across eyes, lips, face, tools and skin care. We find that consumers often enter the brand through one of our lower priced items and then purchase other e.l.f. products across categories once they understand our extraordinary value proposition. Our consumers also seek out our innovation, buying new products both online and in stores. We believe that through sustained innovation and efficient marketing, we will increase the number of e.l.f. items our consumers purchase.

2.	Lead innovation

Use innovation to drive sales and margin.    We have a track record of bringing prestige-inspired innovation quickly to the mass channel. We expect to continue to leverage our rapid innovation and flexible supply chain to introduce new products across the eyes, lips, face and tools categories. We believe our innovation has also led consumers to purchase products at higher price points while still delivering an extraordinary value. Many consumers who first tried a $1 item have now migrated to $3 to $8 items, which often have higher margins than our less expensive products.

Expand into skin care and relevant adjacencies.    We have successfully brought a prestige-like approach to mass cosmetics at extraordinary value. We believe there are opportunities to use this same approach in other beauty categories, leveraging our brand equity and relationship with e.l.f. enthusiasts to extend our brand into adjacent segments. One such category is skin care, which generated $16 billion in retail sales in the United States and $110 billion globally in 2015. We recently introduced a high-quality skin care line retailing for just $4 to $12 per product, a fraction of the price of prestige brands. We plan to capitalize on our innovation expertise to develop new products in other adjacent categories.

3.	Expand brand penetration

Grow space allocation with our existing national retailers.    We have significant potential upside in deepening distribution with our existing retailers by continuing to leverage our productivity, innovation and growth to win more shelf space. Even at our largest customers, e.l.f. is currently in less than 6% of the space allocated to cosmetics despite having among the highest productivity in the category. While certain legacy cosmetics brands have an average of 15 to 18 feet of inline space in major retailers, e.l.f.’s average is only five feet. We believe that our strong performance will enable our shelf presence in our current retailers to become larger over time.

Increase number of new customers.    We are one of the fastest growing cosmetics brands at Target, Walmart and CVS, and our growth rates and productivity are among the highest in the industry. We have major distribution whitespace, as we are currently in only approximately 19,000 national retail stores in the United States and believe there are thousands of additional stores available to us.

Grow our direct-to-consumer business.    We plan to grow elfcosmetics.com by driving traffic and conversion. In addition, our e.l.f. stores have been highly productive and profitable. As of August 2016, we operated nine stores in the New York metro area and we plan to selectively open more e.l.f. stores nationally in high-traffic areas.

Expand internationally.    We operate in a number of countries outside the United States, which accounted for 7% of our net sales in 2015. Given the portability of the e.l.f. brand, we believe that we have a significant opportunity in international markets over the long term.

4.	Drive world-class operations

Leverage high-performance team culture and execution capability.    We have made significant investments in our business over the past two years by hiring top talent and building functional capabilities. Our management team comes from leading consumer packaged goods companies and has experience implementing growth strategies and driving operational improvements. We believe what differentiates us from many traditional cosmetics companies is our ability to make fast decisions and execute with excellence. We believe we have a major speed-to-market advantage over many other companies and are highly responsive to retail customer and consumer needs. We will continue to leverage our executional excellence as we seek to become the preferred partner of our key customers.

Drive operating margins and efficiencies.    We have built a low-cost, quality-oriented supply chain with ample capacity to support future growth. We intend to grow our margins by pursuing additional cost savings opportunities and enhancing our product mix through innovation. We also expect to benefit from operating leverage as we scale the business.

Risks associated with our business

Investing in our stock involves a high degree of risk. You should carefully consider the risks described in “Risk factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•	The cosmetics industry is highly competitive, and if we are unable to compete effectively our results will suffer.

•	Our new product introductions may not be as successful as we anticipate.

•	We depend on a limited number of retailers for a large portion of our net sales, and the loss of one or more of these retailers, or business challenges at one or more of these retailers, could adversely affect our results of operations.

•	Our success depends, in part, on the quality, performance and safety of our products.

•	We may not be able to successfully implement our growth strategy.

•	Our growth and profitability are dependent on trends that may change or not continue, and our historical growth may not be indicative of our future growth.

•	We may be unable to manage our growth effectively, which would harm our business, financial condition and results of operations.

•	Any damage to our reputation or brand may materially and adversely affect our business, financial condition and results of operations.

•	A disruption in our operations could materially and adversely affect our business.

•	We are dependent on third-party suppliers, manufacturers, distributors and other vendors.

•	We may not be able to adequately protect intellectual property and other proprietary rights in our products and may be subject to claims that we infringe or misappropriate the rights of others.

•	We have significant operations in China, which exposes us to risks inherent in doing business there.

•	We will not be required to comply with certain provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) for as long as we remain an “emerging growth company.”

Implications of being an emerging growth company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included compensation information for only our four most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an emerging growth company, we will not be required to:

•	engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We will remain an emerging growth company until the earliest to occur of:

•	our reporting of $1.0 billion or more in annual gross revenue;

•	our issuance, in any three-year period, of more than $1.0 billion in non-convertible debt;

•	our becoming a “large accelerated filer;” and

•	the end of fiscal 2021.

The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Our sponsor

TPG Growth II Management, LLC (“TPG Growth” or our “Sponsor”) has been our principal financial backer since its acquisition of the Company in January 2014. TPG Growth is the middle market and growth equity investment platform of TPG, a leading global private investment firm founded in 1992 with approximately $73 billion of assets under management as of June 30, 2016. With more than $7 billion in assets under management and committed capital, TPG Growth targets investments in a broad range of industries and geographies, with a significant focus on the United States and large, emerging markets such as China, India, Brazil, Turkey, Africa and Southeast Asia.

Our corporate information

We were incorporated in Delaware on December 20, 2013 under the name J.A. Cosmetics Holdings, Inc. In April 2016, we changed our name to e.l.f. Beauty, Inc. Our principal offices are located at 570 10th Street, Oakland, California 94607. Our telephone number is (510) 778-7787. We maintain a website at www.elfcosmetics.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The offering

Issuer	e.l.f. Beauty, Inc.

Common stock offered by us	4,000,000 shares.

Common stock offered by the selling stockholders	4,333,333 shares.

Common stock to be outstanding after this offering	44,379,833 shares.

Underwriters’ option to purchase additional shares	1,250,000 shares.

Use of proceeds	We estimate that the net proceeds from the sale of shares of common stock in this offering by us will be approximately $59.7 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the sale of shares of common stock in this offering by us to repay existing indebtedness and any proceeds remaining thereafter will be used for working capital and general corporate purposes. See “Use of proceeds” on page 41 for a more complete description of the intended use of proceeds from this offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Directed share program	At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other individuals associated with them, and our employees, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described in “Underwriting” shall be subject to the provisions of such lock-up agreements. Other participants in the directed share program shall be subject to substantially similar lock-up provisions with respect to any shares sold to them pursuant to the directed share program.

Risk factors	Investing in shares of our common stock involves a high degree of risk. See “Risk factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

Trading symbol	“ELF.”

In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of June 30, 2016, and excludes:

•	4,796,225 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2016 under our 2014 Equity Incentive Plan (the “2014 Equity Plan”) at a weighted average exercise price of $2.01 per share (as adjusted for the special dividend declared on June 7, 2016 as described under “Dividend policy”);

•	1,583,466 shares of common stock reserved as of June 30, 2016 for future issuance under our 2014 Equity Plan;

•	5,430,690 shares of common stock reserved for issuance pursuant to future awards under our 2016 Equity Incentive Award Plan (the “2016 Plan”), from which we have granted 596,217 restricted stock units in the aggregate and options to purchase an aggregate of 1,250,517 shares of our common stock with an exercise price per share equal to the initial public offering price to certain officers, employees and directors, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering;

•	905,115 shares of common stock reserved for issuance pursuant to future awards under our 2016 Employee Stock Purchase Plan (the “ESPP”), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering; and

•	220,800 shares of common stock reserved for issuance pursuant to the settlement of phantom shares issued pursuant to our 2014 Phantom Equity Plan (as amended, the “Phantom Plan”) in shares of our common stock.

Unless otherwise indicated, this prospectus reflects and assumes:

•	the conversion of all of our outstanding shares of convertible preferred stock as of June 30, 2016 into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the consummation of this offering;

•	no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock;

•	a 2.76:1 forward stock split of our common stock effected on September 19, 2016; and

•	no exercise of outstanding options after June 30, 2016.

Summary consolidated financial data

The following table presents our summary consolidated financial data for the periods and as of the dates indicated. The periods prior to and including January 31, 2014 include all of the accounts of e.l.f. Cosmetics, Inc. (formerly known as J.A. Cosmetics US, Inc.) and its subsidiaries and are referred to in the following table as “Predecessor,” and all periods after January 31, 2014 include all of the accounts of e.l.f. Beauty, Inc. and its subsidiaries and are referred to in the following table as “Successor.” The summary consolidated financial data as of December 31, 2014 and 2015, and for the period from January 1, 2014 through January 31, 2014, the period from February 1, 2014 through December 31, 2014 and the year ended December 31, 2015, has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of June 30, 2016, and for the six months ended June 30, 2015 and 2016, has been derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for fair presentation of the financial information set forth in those statements. The summary consolidated financial data for the years ended December 31, 2012 and 2013 have been derived from the Predecessor’s audited consolidated financial statements which are not included in this prospectus and is presented in order to provide a reconciliation from net income to Adjusted EBITDA for these periods.

You should read the following financial information together with the information under “Capitalization,” “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor	Unaudited pro forma combined(1)	Successor
(dollars in thousands, except share and per share amounts)	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2015	Six months ended June 30, 2015	Six months ended June 30, 2016

Statement of operations data:
Net sales	$9,810	$135,134	$144,944	$191,413	$75,194	$96,820
Gross profit	4,772	61,450	67,496	100,329	39,298	54,437
Operating income	1,727	5,347	16,119	25,571	8,130	6,633
Other income (expense), net	36	(6,633)	(6,597)	(4,172)	3,254	1,964
Interest expense	(128)	(11,545)	(12,546)	(12,721)	(6,281)	(6,396)
Income (loss) before provision for income taxes	1,635	(12,831)	(3,024)	8,678	5,103	2,201
(Provision) benefit for income taxes	(542)	3,545	143	(4,321)	(2,425)	(1,112)
Net income (loss)	$1,093	$(9,286)	$(2,881)	$4,357	$2,678	$1,089
Net income (loss) per share—basic	$1,093	$(709)	$(512)	$(1,560)	$(116)	$(200)
Net income (loss) per share—diluted	$1,088	$(709)	$(512)	$(1,560)	$(116)	$(200)
Weighted average number of shares outstanding—basic	1,000	27,593	27,593	30,523	27,593	651,268
Weighted average number of shares outstanding—diluted	1,005	27,593	27,593	30,523	27,593	651,268

Other data:
EBITDA(2)	1,804	6,658	18,190	31,688	15,980	14,827
Adjusted EBITDA(2)	2,087	26,013	28,100	46,178	16,300	19,964
Adjusted EBITDA margin	21.3%	19.2%	19.4%	24.1%	21.7%	20.6%
Depreciation and amortization	41	7,944	8,668	10,289	4,595	6,230
Capital expenditures	19	1,597	1,616	10,242	3,649	2,910

(1)	For the purpose of performing a comparison to the Successor’s year ended December 31, 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2014, which gives effect to the acquisition of 100% of the outstanding shares of capital stock of the Predecessor by the Successor, as if it had occurred on January 1, 2014 (the “Unaudited Pro Forma Combined 2014 Period”). The Unaudited Pro Forma Combined 2014 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations. The amounts in the Predecessor and Successor columns do not total to the amounts in the unaudited pro forma combined column due to the adjustments made in preparing the Unaudited Pro Forma Combined 2014 Period, which are described in “Management’s discussion and analysis of financial conditions and results of operations—Recent transactions and basis of presentation.”

(2)	EBITDA represents net income (loss) plus interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA further adjusted to exclude the impact of other items that management does not believe are reflective of the Company’s ongoing operations (comprising transaction-related expenses incurred in connection with the acquisition of the Predecessor, the restructuring of our operations, including warehouse transition and reorganization of our operations in China, and the preparation for our initial public offering), stock-based compensation expense, management fees paid to our Sponsor, costs associated with e.l.f. stores incurred prior to the store opening (including legal-related costs, rent and occupancy expenses, marketing and other store operating supply expenses), costs associated with securing additional distribution space (including slotting expense, freight and certain costs related to installation of fixtures), costs related to the evaluation of an acquisition in 2014, certain non-cash losses and write-offs, and gains and losses on our foreign currency contracts as reflected in the reconciliation below.

We present EBITDA and Adjusted EBITDA because our management uses these as supplemental measures in assessing our operating performance, and we believe they are helpful to investors, securities analysts and other interested parties in evaluating the performance of companies in our industry. We also believe EBITDA and Adjusted EBITDA are useful to management and investors, securities analysts and other interested parties as measures of our comparative operating performance from period to period. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP. They should not be considered as alternatives to cash flow from operating activities, as measures of liquidity, or as alternatives to net income as a measure of our operating performance or any other measures of performance derived in accordance with GAAP. In addition, EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Our definitions and calculations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Predecessor			Successor	Unaudited pro forma combined	Successor
(dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2013	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2015	Six months ended June 30, 2015	Six months ended June 30, 2016
Net income (loss)	$9,897	$16,555	$1,093	$(9,286)	$(2,881)	$4,357	$2,678	$1,089
Interest expense	610	1,637	128	11,545	12,546	12,721	6,281	6,396
Provision (benefit) for income taxes	6,275	9,211	542	(3,545)	(143)	4,321	2,425	1,112
Depreciation and amortization	395	538	41	7,944	8,668	10,289	4,595	6,230

EBITDA	$17,177	$27,941	$1,804	$6,658	$18,190	$31,688	$15,980	$14,827
Transaction-related expenses(a)	—	194	63	9,759	94	705	579	—
Cost related to “restructuring” of operations(b)	—	—	—	370	370	1,595	420	3,844
Initial public offering preparation costs	—	—	—	—	—	1,144	318	395
Stock-based compensation	—	26	—	287	287	503	197	1,155
Management fee(c)	233	250	—	775	775	854	350	475
Pre-opening costs(d)	—	118	15	180	195	64	59	229
Customer expansion costs(e)	—	—	—	—	—	1,191	879	350
Other miscellaneous items(f)	—	—	—	1,104	1,104	530	—	—
Unrealized losses (gains) on foreign currency contracts(g)	—	—	205	6,880	7,085	7,904	(2,482)	(1,311)

Adjusted EBITDA	$17,410	$28,529	$2,087	$26,013	$28,100	$46,178	$16,300	$19,964

(a)	Represents transaction-related expenses related to the acquisition of the Predecessor.

(b)	Represents costs associated with the restructuring of our operations, including warehouse transition and reorganization of our operations in China.

(c)	Represents management fees paid to our Sponsor.

(d)	Represents costs associated with e.l.f. stores incurred prior to the store opening, including legal-related costs, rent and occupancy expenses, marketing and other store operating supply expenses.

(e)	Represents costs associated with securing additional distribution space, including slotting expense, freight and certain costs related to installation of fixtures.

(f)	Represents costs related to evaluation of an acquisition in 2014 as well as other non-cash losses and write-offs.

(g)	Represents non-cash (gains) / losses on our foreign currency contracts.

	Successor
	As of December 31,		As of June 30,
(dollars in thousands)	2014	2015	2016
Balance sheet data:
Cash and cash equivalents	$4,668	$14,004	$3,763
Net working capital(3)	23,218	10,860	16,007
Property and equipment, net	2,125	9,854	14,281
Total assets	354,178	361,072	358,989
Total bank debt, including current maturities(4)	148,424	144,919	203,657
Total liabilities	222,656	224,175	295,389
Convertible preferred stock	145,328	197,295	262,385
Total stockholders’ deficit	(13,806)	(60,398)	(198,785)

(3)	Net working capital is defined as current assets, excluding cash and cash equivalents, minus current liabilities.

(4)	Total bank debt, including current maturities, is net of $4.3 million, $3.2 million and $2.7 million of debt issuance costs as of December 31, 2014, December 31, 2015 and June 30, 2016, respectively.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose all or part of your investment. Please also see the “Special note regarding forward-looking statements.”

Risks related to our business

The cosmetics industry is highly competitive, and if we are unable to compete effectively our results will suffer.

We face vigorous competition from companies throughout the world, including large multinational consumer products companies that have many cosmetics brands under ownership and standalone cosmetics brands, including those that may target the latest trends or specific distribution channels. Competition in the cosmetics industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, in-store presence and visibility, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels.

Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Many of these competitors’ products are sold in a wider selection or greater number of retail stores and possess a larger presence in these stores, typically having significantly more inline shelf space than we do. Given the finite space allocated to cosmetic products by retail stores, our ability to grow the number of retail stores in which our products are sold, and expand our space allocation once in these retail stores, may require the removal or reduction of the shelf space of these competitors. We may be unsuccessful in our growth strategy in the event retailers do not reallocate shelf space from our competitors to us. Our competitors may attempt to gain market share by offering products at prices at or below the prices at which our products are typically offered, including through the use of large percentage discounts and “buy one and get one free” offers. Competitive pricing may require us to reduce our prices, which would decrease our profitability or result in lost sales. Our competitors, many of whom have greater resources than we do, may be better able to withstand these price reductions and lost sales.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the cosmetics business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy.

Our ability to compete also depends on the continued strength of our brand and products, the success of our marketing, innovation and execution strategies, the continued diversity of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, it could have a material adverse effect on our business, results of operations and financial condition.

Our new product introductions may not be as successful as we anticipate.

The cosmetics industry is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for cosmetic products, consumer attitudes toward our industry and brand and where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brand, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.

We have an established process for the development, evaluation and validation of our new product concepts. Nonetheless, each new product launch online, through our e.l.f. stores and through our retail customers involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to our retail customers may not be as high as we anticipate, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products. Sales of new products may be affected by inventory management by our retail customers, and we may experience product shortages or limitations in retail display space by our retail customers. We may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy we expect we will need to continue to introduce new products in our traditional product categories of eyes, lips, face and tools, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. For example, we recently introduced a high-quality skin care assortment. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may prove to be an operational and financial constraint which inhibits our ability to successfully accomplish such expansion. Our inability to introduce successful products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of retailers for a large portion of our net sales, and the loss of one or more of these retailers, or business challenges at one or more of these retailers, could adversely affect our results of operations.

A limited number of our retail customers account for a large percentage of our net sales. Target and Walmart accounted for 28% and 23%, respectively, of our net sales in 2015. We expect Target, Walmart and a small number of other retailers will, in the aggregate, continue to account for the majority of our net sales for foreseeable future periods. Any changes in the policies or our ability to meet the demands of our retail customers relating to service levels, inventory de-stocking, pricing and promotional strategies or limitations on access to display space could have a material adverse effect on our business, financial condition and results of operations.

As is typical in our industry, our business with retailers is based primarily upon discrete sales orders, and we do not have contracts requiring retailers to make firm purchases from us. Accordingly, retailers, including Target and Walmart, could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we lose a significant retail customer or if sales of our products to a significant retailer materially decrease, it could have a material adverse effect on our business, financial condition and results of operations.

Because such a high percentage of our sales are made through our retail customers, our results are subject to risks relating to the general business performance of our key retail customers. Factors that adversely affect our retail customers’ businesses may also have a material adverse effect on our business, financial condition and results of operations. These factors may include:

•	any reduction in consumer traffic and demand at our retail customers as a result of economic downturns, changes in consumer preferences or reputational damage as a result of, among other developments, data privacy breaches, regulatory investigations or employee misconduct;

•	any credit risks associated with the financial condition of our retail customers;

•	the effect of consolidation or weakness in the retail industry or at certain retail customers, including store closures and the resulting uncertainty; and

•	inventory reduction initiatives and other factors affecting retail customer buying patterns, including any reduction in retail space committed to cosmetics and retailer practices used to control inventory shrinkage.

Our success depends, in part, on the quality, performance and safety of our products.

Any loss of confidence on the part of consumers in the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited ingredients, could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy, which, in turn, is dependent upon a number of factors, including our ability to:

•	build a great brand by attracting new consumers and encouraging our current consumers to use more e.l.f. products;

•	continue to use innovation to drive sales and margin and expand into relevant adjacencies;

•	expand brand penetration by growing our space allocations with our existing national retail customers, increasing the number of our retail customers, growing our direct-to-consumer business and expanding internationally; and

•	leverage our high-performance team culture and executional capability to drive operating margins and efficiencies.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

Our growth and profitability are dependent on a number of factors, and our historical growth may not be indicative of our future growth.

Although our net sales and profitability have grown rapidly from 2012 through 2015, this should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including the following risks and the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors:

•	we may lose one or more significant retail customers, or sales of our products through these retail customers may decrease;

•	the ability of our third-party suppliers and manufacturers to produce our products and of our distributors to distribute our products could be disrupted;

•	because all of our products are sourced and manufactured in China, our operations are susceptible to risks inherent in doing business there;

•	our products may be the subject of regulatory actions, including but not limited to actions by the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”) and the Consumer Product Safety Commission (the “CPSC”) in the United States;

•	we may be unable to introduce new products that appeal to consumers or otherwise successfully compete with our competitors in the cosmetics industry;

•	we may be unsuccessful in enhancing the recognition and reputation of our brand, and our brand may be damaged as a result of, among other reasons, our failure, or alleged failure, to comply with applicable ethical, social, product, labor or environmental standards;

•	we may experience service interruptions, data corruption, cyber-based attacks or network security breaches which result in the disruption of our operating systems or the loss of confidential information of our consumers;

•	we may be unable to retain key members of our senior management team or attract and retain other qualified personnel; and

•	we may be affected by any adverse economic conditions in the United States or internationally.

We may be unable to manage our growth effectively, which would harm our business, financial condition and results of operations.

We have grown rapidly, with our net sales increasing from $82.9 million in the year ended December 31, 2012 to $191.4 million in the year ended December 31, 2015. Our growth has placed, and will continue to place, a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management, inventory control and in-store point-of-sale systems; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

Any damage to our reputation or brand may materially and adversely affect our business, financial condition and results of operations.

We believe that developing and maintaining our brand is critical and that our financial success is directly dependent on consumer perception of our brand. Furthermore, the importance of our brand recognition may become even greater as competitors offer more products similar to ours.

We have relatively low brand awareness among consumers when compared to other cosmetic brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth. Many factors, some of which are beyond our control, are important to maintaining our reputation and brand. These factors include our ability to comply with ethical, social, product, labor and environmental standards. Any actual or perceived failure in compliance with such standards could damage our reputation and brand.

The growth of our brand depends largely on our ability to provide a high-quality consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences. Additional factors affecting our consumer experience include our ability to provide appealing store sets in retail stores, the maintenance and stocking of those sets by our retail customers, the overall shopping experience provided by our retail customers, a reliable and user-friendly website interface and mobile applications for our consumers to browse and purchase products on elfcosmetics.com and an engaging environment in our e.l.f. stores. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products and in-store and Internet platforms, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. Further, our brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, our failure to maintain the quality of our products, product contamination, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers.

A disruption in our operations could materially and adversely affect our business.

As a company engaged in distribution on a global scale, our operations, including those of our third-party manufacturers, suppliers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics, border disputes, acts of terrorism and other external factors over which we and our third-party manufacturers, suppliers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or distribution centers of our third-party manufacturers, suppliers and delivery service providers could have a material adverse effect on our business, financial condition and results of operations.

We depend heavily on ocean container delivery to receive shipments of our products from our third-party manufactures located in China and contracted third-party delivery service providers to deliver our products to a single distribution facility located in Ontario, California, and from there to our retail customers. Further, we rely on postal and parcel carriers for the delivery of products sold directly to consumers through elfcosmetics.com. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. For example, in the fall of 2014, longshoreman work stoppages created a significant backlog of cargo containers at ports. We experienced delays in the shipment of our products as a result of this backlog and were unable to meet our planned inventory allocations for a limited period of time. As another example, in December 2015, a parcel carrier returned five pallets of holiday shipments to us based on their service backlog, causing significant delays in our holiday shipments. If our products are not delivered on time or are delivered in a damaged state, retail customers and consumers may refuse to accept our products and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers act on our behalf and interact with our consumers personally. Any failure to provide high-quality delivery services to our consumers may negatively affect the shopping experience of our consumers, damage our reputation and cause us to lose consumers.

Our ability to meet the needs of our consumers, retail customers and our e.l.f. stores depends on the proper operation of our Ontario, California distribution facility, where most of our inventory that is not in transit is housed. Although we currently insure our inventory, our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or distribution facility, and any loss, damage or disruption of this facility, or loss or damage of the inventory stored there, could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party suppliers, manufacturers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers and manufacturers based in China to source and manufacture all of our products. We engage our third-party suppliers and manufacturers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply and manufacture our products may be affected by competing orders placed by other customers and the demands of those customers. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of ingredients and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. These quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced significant portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third-party distributors to sell our products in a number of foreign countries, our sole distribution center in California is managed and staffed by a third-party service provider, we are dependent on a single third-party vendor for credit card processing and we utilize a third-party hosting and networking provider to host our web services, including elfcosmetics.com. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third-party, may have a material adverse effect on our business, financial condition and results of operations. We are not party to long-term contracts with some of our distributors, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.

Further, our third-party manufacturers, suppliers and distributors may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, requests, policies or objectives;

•	be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products and ingredients;

•	have financial difficulties;

•	encounter raw material or labor shortages;

•	encounter increases in raw material or labor costs which may affect our procurement costs;

•	disclose our confidential information or intellectual property to competitors or third parties;

•	engage in activities or employ practices that may harm our reputation; and

•	work with, be acquired by, or come under control of, our competitors.

The occurrence of any of these events, alone or together, could have a material adverse effect on our business, financial condition and results of operations. In addition, such problems may require us to find new third-party suppliers, manufacturers or distributors, and there can be no assurance that we would be successful in finding third-party suppliers, manufacturers or distributors meeting our standards of innovation and quality.

The management and oversight of the engagement and activities of our third-party suppliers, manufacturers and distributors requires substantial time, effort and expense of our employees, and we may be unable to successfully manage and oversee the activities of our third-party manufacturers, suppliers and distributors. If we experience any supply chain disruptions caused by our manufacturing process or by our inability to locate suitable third-party manufacturers or suppliers, or if our manufacturers or raw material suppliers experience problems with product quality or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials or components used to make such products, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of stock-keeping units (“SKUs”). Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations. See also “—Our quarterly results of operations fluctuate due to seasonality, order patterns from key retail customers and other factors, and we may not have sufficient liquidity to meet our seasonal working capital requirements.”

Our substantial indebtedness may have a material adverse effect on our business, financial condition and results of operations.

As of June 30, 2016, we had a total of $206.4 million of indebtedness, consisting of amounts outstanding under our credit facilities and capital lease obligations, and a total availability of $22.8 million under our Revolving Credit Facility (as defined under “Description of certain indebtedness”). Our indebtedness could have significant consequences, including:

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of funding growth, working capital, capital expenditures, investments or other cash requirements;

•	reducing our flexibility to adjust to changing business conditions or obtain additional financing;

•	exposing us to the risk of increased interest rates as our borrowings are at variable rates;

•	making it more difficult for us to make payments on our indebtedness;

•	subjecting us to restrictive covenants that may limit our flexibility in operating our business, including our ability to take certain actions with respect to indebtedness, liens, sales of assets, consolidations and mergers, affiliate transactions, dividends and other distributions and changes of control;

•	subjecting us to maintenance covenants which require us to maintain specific financial ratios; and

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements and general corporate or other purposes.

Our quarterly results of operations fluctuate due to seasonality, order patterns from key retail customers and other factors, and we may not have sufficient liquidity to meet our seasonal working capital requirements.

We generate a significant portion of our net sales in the third and fourth quarters of our fiscal year as a result of higher sales during the holiday season, and adverse events that occur during the third or fourth quarter could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of higher sales during the third and fourth quarters, our working capital needs are greater during the second and third quarters of the fiscal year. In addition to holiday seasonality, we may experience variability in net sales and net income throughout the year as a result of the size and timing of orders from our retail customers. Because a limited number of our retail customers account for a large percentage of our net sales, a change in the order pattern of one or more of our large retail customers could cause a significant fluctuation of our quarterly results or reduce our liquidity. Furthermore, product orders from our large retail customers may vary over time due to changes in their inventory or out-of-stock policies. If we were to experience a significant shortfall in sales or profitability or internally generated funds, we may not have sufficient liquidity to fund our business. As a result of quarterly fluctuations caused by these and other factors, comparisons of our operating results across different fiscal quarters may not be accurate indicators of our future performance. Any quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors, which could cause the price of our common stock to fluctuate significantly.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are increasingly dependent on a variety of information systems to effectively process retail customer orders, manage the operations of our e.l.f. store base and fulfill consumer orders from our e-commerce business. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our e.l.f. stores, personnel, retail customers, consumers, manufacturers and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process retail customers and e-commerce orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown and we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

Our e-commerce operations are important to our business. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and e-commerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks could reduce e-commerce sales and damage our brand’s reputation.

We must successfully maintain and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have identified the need to significantly expand and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our e-commerce channels, fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

If we fail to adopt new technologies or adapt our website and systems to changing consumer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our Internet platform, including our e-commerce website and mobile applications. Our competitors are continually developing innovations and introducing new products to increase their consumer base and enhance user experience. As a result, in order to attract and retain consumers and compete against our competitors, we must continue to invest resources to enhance our information technology and improve our existing products and services for our consumers. The Internet and the online retail industry are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of our website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to properly implement or use new technologies effectively or adapt our website and systems to meet consumer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or consumer requirements, whether for technical, legal, financial or other reasons, our business, financial condition and results of operations may be materially and adversely affected.

Failure to protect sensitive information of our consumers and information technology systems against security breaches could damage our reputation and brand and substantially harm our business, financial condition and results of operations.

We collect, maintain, transmit and store data about our consumers, suppliers and others, including personally identifiable and financial information, as well as other confidential and proprietary information. We also employ third-party service providers that collect, store, process and transmit proprietary, personal and confidential information, including credit card information, on our behalf.

Advances in technology, the expertise of criminals, new discoveries in the field of cryptography, acts or omissions by our employees, contractors or service providers or other events or developments could result in a compromise or breach in the security of confidential or sensitive information. We and our service providers may not be able to prevent third parties, including criminals, competitors or others, from breaking into or altering our systems, conducting denial-of-service attacks, attempting to gain access to our systems, information or monetary funds through phishing or social engineering campaigns, installing viruses or malicious software on our website or devices used by our employees or contractors, or carrying out other activity intended to disrupt our systems or gain access to confidential or sensitive information in our or our service providers’ systems. Furthermore, such third parties may further engage in various other illegal activities using such information, including credit card fraud, which may cause additional harm to us, our consumers and our brand. We also may be vulnerable to error or malfeasance by our own employees or other insiders. Third parties may attempt to fraudulently induce our or our service providers’ employees to misdirect funds or to disclose information in order to gain access to personal data we maintain about our consumers or website users. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our consumers may elect to make payment for purchases at our website. Contracted third-party delivery service providers may also violate their confidentiality obligations and disclose or use information about our consumers inadvertently or illegally.

If any breach of information security were to occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a subscriber’s password could access the subscriber’s financial, transaction or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, may violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and results of operations. Although we maintain privacy, data breach and network security liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Payment methods used on our Internet platform subject us to third-party payment processing-related risks.

We accept payments from our consumers using a variety of methods, including online payments with credit cards and debit cards issued by major banks in the United States, and payment through third-party online payment platforms such as PayPal. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. For online consumers, these are card-not-present transactions, so they present a greater risk of fraud. Criminals are using increasingly sophisticated methods to engage in illegal activities such as unauthorized use of credit or debit cards and bank account information. To the extent we are an online seller, requirements relating to consumer authentication and fraud detection are more complex. We may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal activity and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction.

We are subject to payment card association operating rules, certification requirements and various rules, regulations and requirements governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, or if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, among other things, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers, process electronic funds transfers or facilitate other types of online payments, and our reputation and our business, financial condition and results of operations could be materially and adversely affected.

We have significant operations in China, which exposes us to risks inherent in doing business there.

We currently source and manufacture all of our products from third-party suppliers and manufacturers in China. As of August 2016, we had a team of 54 employees in China to manage our supply chain. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Our results of operations will be materially and adversely affected if our labor costs, or the labor costs of our suppliers and manufacturers, increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. These labor laws and related regulations impose liabilities on employers and may significantly increase the costs of workforce reductions. If we decide to change or reduce our workforce, these labor laws could limit or restrict our ability to make such changes in a timely, favorable and effective manner. Any of these events may materially and adversely affect our business, financial condition and results of operations.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, employee benefits and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

If our cash from operations is not sufficient to meet our current or future operating needs, expenditures and debt service obligations, our business, financial condition and results of operations may be materially and adversely affected.

We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain an additional credit facility or sell additional equity or debt securities. The sale of additional equity securities would result in dilution of our existing stockholders. The incurrence of additional indebtedness would result in increased debt service obligations and operating and financing covenants that could restrict our operations.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. Our credit facilities may restrict our ability to take these actions, and we may not be able to affect any such alternative measures on commercially reasonable terms, or at all. If we cannot make scheduled payments on our debt, the lenders under our Senior Credit Facility can terminate their commitments to loan money under our Revolving Credit Facility, and our lenders under our Senior Credit Facility and, subject to the terms of the intercreditor agreement, Second Lien Credit Facility (as such terms are defined under “Description of certain indebtedness”) can declare all outstanding principal and interest to be due and payable and foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation.

Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends, in part, on our retention of key members of our senior management team and ability to attract and retain qualified personnel.

Our success depends, in part, on our ability to retain our key employees, including our executive officers, senior management team and development, operations, finance, sales and marketing personnel. We are a small company that relies on a few key employees, any one of whom would be difficult to replace, and because we are a small company, we believe that the loss of key employees may be more disruptive to us than it would be to a large, international company. Our success also depends, in part, on our continuing ability to identify, hire, train and retain other highly qualified personnel. In addition, we may be unable to effectively plan for the succession of senior management, including our chief executive officer. The loss of key personnel or the failure to attract and retain qualified personnel may have a material adverse effect on our business, financial condition and results of operations.

Increasing the number of e.l.f. stores may not be successful and will subject us to risks associated with long-term non-cancelable leases and increased capital requirements that may adversely affect our business, financial condition and results of operations.

Our growth strategy is dependent in part on our ability to open and operate new brick-and-mortar e.l.f. stores in high-traffic areas in the United States. The success of this strategy is dependent upon, among other factors, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, the successful integration of these stores into our existing operations and information technology systems and making capital expenditures for these stores.

As a result of our limited experience in operating direct-to-consumer retail stores, e.l.f. stores may be less successful than we expect. Our current strategy includes pursuing continued expansion of e.l.f. stores in the United States at a steady or increased pace. The effect of these stores, particularly in growing numbers, on our business and results of operations is uncertain and dependent on various factors. Falling short in our pursuit of expansion could potentially lead to a negative impact on our growth plan while incurring significant financial costs, expenses and investments.

All of our e.l.f. stores are located on leased premises, and we expect that any new e.l.f. stores will also be located on leased premises. The leases for our stores generally have initial terms of 10 years and typically provide for a single renewal option in five-year increments as well as for rent escalations. We generally cannot terminate these leases before the end of the initial lease term and our ability to assign or sublease is subject to certain conditions. Additional sites that we lease are likely to be subject to similar long-term, non-terminable leases. If we close a store, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, if we fail to negotiate renewals, either on commercially acceptable terms or at all, as each of our leases expires we could be forced to close stores in desirable locations.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings under our Revolving Credit Facility or other sources, we may not be able to service our lease expenses or fund our other liquidity and capital needs, which would materially affect our business.

We plan to make capital expenditures to open additional e.l.f. stores. Furthermore, the commitments associated with any expansion will increase our operating expenses and may be costly to terminate if we decide to close a store or change our strategy. We are likely to incur costs associated with these investments earlier than some of the anticipated financial and other benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. As a result, the carrying value of the related assets may be subject to an impairment charge, which could materially and adversely affect our results of operations.

Adverse U.S. or international economic conditions could negatively affect our business, financial condition and results of operations.

Consumer spending on cosmetic products is influenced by general economic conditions and the availability of discretionary income. Adverse U.S. or international economic conditions or periods of inflation or high energy prices may contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and declining consumer confidence and demand, each of which poses a risk to our business. A decrease in consumer spending or in retailer and consumer confidence and demand for our products could have a significant negative impact on our net sales and profitability, including our operating margins and return on invested capital. These economic conditions could cause some of our retail customers or suppliers to experience cash flow or credit problems and impair their financial condition, which could disrupt our business and adversely affect product orders, payment patterns and default rates and increase our bad debt expense.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to international business uncertainties.

Net sales from outside the United States comprised 9%, 7% and 6% of our net sales in the Unaudited Pro Forma Combined 2014 Period, the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. Further, our third-party suppliers and manufacturers are located in China. We intend to maintain our relationships in China and may establish additional relationships in other countries to grow our operations. The substantial up-front investment required, the lack of consumer awareness of our products in jurisdictions outside of the United States, differences in consumer preferences and trends between the United States and other jurisdictions, the risk of inadequate intellectual property protections and differences in packaging, labeling, cosmetics and related laws, rules and regulations are all substantial matters that need to be evaluated prior to doing business in new territories. We cannot be assured that our international efforts will be successful. International sales and increased international operations may be subject to risks such as:

•	difficulties in staffing and managing foreign operations;

•	burdens of complying with a wide variety of laws and regulations, including more stringent regulations relating to data privacy and security, particularly in the European Union;

•	adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;

•	political and economic instability;

•	terrorist activities and natural disasters;

•	trade restrictions;

•	differing employment practices and laws and labor disruptions;

•	the imposition of government controls;

•	an inability to use or to obtain adequate intellectual property protection for our key brands and products;

•	tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

•	a legal system subject to undue influence or corruption;

•	a business culture in which illegal sales practices may be prevalent;

•	logistics and sourcing;

•	military conflicts; and

•	acts of terrorism.

The occurrence of any of these risks could negatively affect our international business and consequently our overall business, financial condition and results of operations.

New laws, regulations, enforcement trends or changes in existing regulations governing the introduction, marketing and sale of our products to consumers could harm our business.

There has been an increase in regulatory activity and activism in the United States, and the regulatory landscape is becoming more complex with increasingly strict requirements. If this trend continues, we may find it necessary to alter some of the ways we have traditionally manufactured and marketed our products in order to stay in compliance with a changing regulatory landscape, and this could add to the costs of our operations and have an adverse impact on our business. To the extent federal, state, local or foreign regulatory changes regarding consumer protection, or the ingredients, claims or safety of our products occur in the future, they could require us to reformulate or discontinue certain of our products, revise the product packaging or labeling, or adjust operations and systems, any of which could result in, among other things, increased costs, delays in product launches, product returns or recalls and lower net sales, and therefore could have a material adverse effect on our business, financial condition and results of operations. Noncompliance with applicable regulations could result in enforcement action by the FDA or other regulatory authorities, including but not limited to product seizures, injunctions, product recalls, and criminal or civil monetary penalties, all of which could have a material adverse effect on our business, financial condition and results of operations.

In the United States, the FDA does not currently require pre-market approval for products intended to be sold as cosmetics. However, the FDA may in the future require pre-market approval, clearance or registration/notification of cosmetic products, establishments or manufacturing facilities. Moreover, such products could also be regulated as both drugs and cosmetics simultaneously, as the categories are not mutually exclusive. The statutory and regulatory requirements applicable to drugs are extensive and require significant resources and time to ensure compliance. For example, if any of our products intended to be sold as cosmetics were to be regulated as drugs, we might be required to conduct, among other things, clinical trials to demonstrate the safety and efficacy of these products. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing requirements applicable to drugs. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as drug products and we are unable to comply with applicable drug requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.

In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that we have disseminated inappropriate drug claims for our products intended to be sold as cosmetics, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA. In addition, plaintiffs’ lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition and results of operations.

Additional state and federal requirements may be imposed on consumer products as well as cosmetics, cosmetic ingredients, or the labeling and packaging of products intended for use as cosmetics. For example, several lawmakers are currently focused on giving the FDA additional authority to regulate cosmetics and their ingredients. This increased authority could require the FDA to impose increased testing and manufacturing requirements on cosmetic manufacturers or cosmetics or their ingredients before they may be marketed. We are unable to ascertain what, if any, impact any increased statutory or regulatory requirements may have on our business.

We sell a number of products as over-the-counter (“OTC”) drug products, which are subject to the FDA OTC drug regulatory requirements because they are intended to be used as sunscreen or to treat acne. The FDA regulates the formulation, manufacturing, packaging and labeling of OTC drug products. Our sunscreen and acne drug products are regulated pursuant to FDA OTC drug monographs that specify acceptable active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are marketed as OTC drugs are not in compliance with the applicable FDA monograph, we may be required to reformulate the product, stop making claims relating to such product or stop selling the product until we are able to obtain costly and time-consuming FDA approvals. We are also required to submit adverse event reports to the FDA for our OTC drug products, and failure to comply with this requirement may subject us to FDA regulatory action.

We also sell a number of consumer products, which are subject to regulation by the CPSC in the United States under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information to the CPSC regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

Our products are also subject to state laws and regulations, such as the California Safe Drinking Water and Toxic Enforcement Act, also known as “Prop 65”, and failure to comply with such laws may also result in lawsuits and regulatory enforcement that could have a material adverse effect on our business, financial condition and results of operations.

Our facilities and those of our third-party manufacturers are subject to regulation under the Federal Food, Drug and Cosmetic Act (the “FDCA”) and FDA implementing regulations.

Our facilities and those of our third-party manufacturers are subject to regulation under the FDCA and FDA implementing regulations. The FDA may inspect all of our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with provisions of the FDCA and FDA regulations. In addition, third-party manufacturer’s facilities for manufacturing OTC drug products are required to comply with FDA’s drug good manufacturing practices (“GMPs”) that require us and our manufacturers to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping.

Our operations could be harmed if regulatory authorities make determinations that we, or our vendors, are not in compliance with these regulations. If the FDA finds a violation of GMPs, it may enjoin our manufacturer’s operations, seize product, and impose administrative, civil or criminal penalties. If we or our third-party manufacturers fail to comply with applicable regulatory requirements, we could be required to take costly corrective actions, including suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products as we work with our vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

Government regulations and private party actions relating to the marketing and advertising of our products and services may restrict, inhibit or delay our ability to sell our products and harm our business, financial condition and results of operations.

Government authorities regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. The most significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, whether cosmetics, OTC drug products or other consumer products that we offer, the FDA, the FTC or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, which could further harm our business, financial condition and results of operations.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased costs of operations or otherwise harm our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy and data protection, intellectual property, advertising, marketing, distribution, consumer protection and online payment services. The sale of products outside the U.S., the introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. These U.S. federal and state and foreign laws and regulations, which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. For example, in 2015, the European Union High Court of Justice invalidated the U.S.-EU Safe Harbor regarding the transfer of personal information between the United States and the European Union. European and U.S. negotiators agreed in February 2016 on a new framework, the Privacy Shield, which would replace the Safe Harbor framework. However, it is not known whether the European Commission will accept the new, stricter requirements as adequate. Although we sell our products on a UK website, we do not have personnel or operations based in Europe. We have not historically relied on the former Safe Harbor framework to justify the collection, storage and processing of European consumer data on our servers in the United States. If we were to in the future it is already clear that under the new framework, companies which rely on the new Privacy Shield framework will face more stringent obligations and the sanctions for non-compliance with the principles of the framework will be more robust. In addition, the European Union is significantly amending its data protection laws in ways that may limit our ability to collect or use information or increase our potential liability for misuse, loss or a breach of security in data of EU residents. The application, interpretation and enforcement of these laws and regulations may be uncertain, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. Moreover, consumer data privacy remains a matter of interest to lawmakers and regulators, and a number of other proposals are pending before federal, state and foreign legislative and regulatory bodies that could significantly affect our business. These existing and proposed laws and regulations can be costly to comply with and can delay or impede our ability to market and sell our products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

Furthermore, foreign data protection, privacy and other laws and regulations are often more restrictive than those in the United States. The European Union, for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. Under the present regime, individual EU member countries have discretion with respect to their interpretation and implementation of these laws and the penalties for breach and have their own regulators with differing attitudes towards enforcement, which results in varying privacy standards and enforcement risks from jurisdiction to jurisdiction. Legislation and regulation in the European Union and some EU member states require companies to give specific types of notice and in some cases seek consent from consumers before using their data for certain purposes, including some marketing activities. In the majority of EU member countries, consent must be obtained prior to setting cookies or other tracking technologies. Outside of the European Union, there are many countries with data protections laws, and new countries are adopting data protection legislation with increasing frequency. Many of these laws also require consent from consumers for the collection and use of data for various purposes, including marketing, which may reduce the ability to market our products. In particular, these laws may have an impact on our ability to conduct business through websites we and our partners may operate outside the U.S. There is no harmonized approach to these laws and regulations globally although several frameworks exist. Consequently, the potential risk of non-compliance with applicable foreign data protection laws and regulations will increase as we continue our international expansion. We may need to change and limit the way we use consumer information in operating our business and may have difficulty maintaining a single operating model that is compliant. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, which may adversely affect our business, financial condition and results of operations.

We are involved, and may become involved in the future, in disputes and other legal or regulatory proceedings that, if adversely decided or settled, could materially and adversely affect our business, financial condition and results of operations.

We are, and may in the future become, party to litigation, regulatory proceedings or other disputes. In general, claims made by or against us in disputes and other legal or regulatory proceedings can be expensive and time consuming to bring or defend against, requiring us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. These potential claims include but are not limited to personal injury and class action lawsuits and regulatory investigations relating to the advertising and promotional claims about our products. Any adverse determination against us in these proceedings, or even the allegations contained in the claims, regardless of whether they are ultimately found to be without merit, may also result in settlements, injunctions or damages that could have a material adverse effect on our business, financial condition and results of operations.

We may be required to recall products and may face product liability claims, either of which could result in unexpected costs and damage our reputation.

We sell products for human use. Our products intended for use as cosmetics are not generally subject to pre-market approval or registration processes, so we cannot rely upon a government safety panel to qualify or approve our products for use. A product may be safe for the general population when used as directed but could cause an adverse reaction for a person who has a health condition or allergies, or who is taking a prescription medication. While we include what we believe are adequate instructions and warnings and we have historically had low numbers of reported adverse reactions, previously unknown adverse reactions could occur. If we discover that any of our products are causing adverse reactions, we could suffer further adverse publicity or regulatory/government sanctions.

Potential product liability risks may arise from the testing, manufacture and sale of our products, including that the products fail to meet quality or manufacturing specifications, contain contaminants, include inadequate instructions as to their proper use, include inadequate warnings concerning side effects and interactions with other substances or for persons with health conditions or allergies, or cause adverse reactions or side effects. Product liability claims could increase our costs, and adversely affect our business, financial condition and results of operations. As we continue to offer an increasing number of new products, our product liability risk may increase. It may be necessary for us to recall products that do not meet approved specifications or because of the side effects resulting from the use of our products, which would result in adverse publicity, potentially significant costs in connection with the recall and could have a material adverse effect on our business, financial condition and results of operations.

In addition, plaintiffs in the past have received substantial damage awards from other cosmetic and drug companies based upon claims for injuries allegedly caused by the use of their products. Although we currently maintain general liability insurance, any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy coverage or limits would have to be paid from our cash reserves, which would reduce our capital resources. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards outside or in excess of our insurance policy limits.

If we are unable to protect our intellectual property the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely on trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brands and proprietary information, technologies and processes. Our principal intellectual property assets include the registered trademarks “e.l.f.,” “eyes lips face” and “play beautifully.” Our trademarks are valuable assets that support our brand and consumers’ perception of our products. Although we have existing and pending trademark registrations for our brands in the United States and in many of the foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection in all jurisdictions. We also have not applied for trademark protection in all relevant foreign jurisdictions and cannot assure you that our pending trademark applications will be approved. Third parties may also oppose our trademark applications domestically or abroad, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products in some parts of the world, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

We have limited patent protection, and currently own a United States design patent and have several United States utility and design patent applications pending. We may in the future pursue other patent protection. Limited patent protection for our products limits our ability to protect our products from competition. We primarily rely on know-how to protect our products. It is possible that others will independently develop the same or similar know-how, which may allow them to sell products similar to ours. If others obtain access to our know-how, our confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes and may not provide an adequate remedy in the event of unauthorized use of such information, which could harm our competitive position.

The efforts we have taken to protect our proprietary rights may not be sufficient or effective. In addition, effective trademark, copyright, patent and trade secret protection may be unavailable or limited for certain of our intellectual property in some foreign countries. Other parties may infringe our intellectual property rights and may dilute our brands in the marketplace. We may need to engage in litigation or other activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such activities could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. If we fail to protect our intellectual property or other proprietary rights, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends on our ability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and other proprietary rights of third parties.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. In addition, third parties may involve us in intellectual property disputes as part of a business model or strategy to gain competitive advantage. While we are not involved in any currently active intellectual property litigation, from time to time we receive allegations of trademark or patent infringement and third parties have filed claims against us with allegations of intellectual property infringement.

To the extent we gain greater visibility and market exposure as a public company or otherwise, we may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that our products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management’s attention from other business concerns and have an adverse impact on our ability to bring products to market. In addition, if we are found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright or other proprietary rights, our ability to use brands to the fullest extent we plan may be limited, we may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or we may need to redesign or rebrand our marketing strategies or products, which may not be possible. We may also be required to pay substantial damages or be subject to an order prohibiting us and our retail customers from importing or selling certain products or engaging in certain activities. Our inability to operate our business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on our business, financial condition and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers, and we offer consumers the opportunity to rate and comment on our products on our website. Negative commentary regarding us or our products may be posted on our website or social media platforms and may be adverse to our reputation or business. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, we may face claims relating to information that is published or made available through the interactive features of our website. For example, we may receive third-party complaints that the comments or other content posted by users on our platforms infringe third-party intellectual property rights or otherwise infringe the legal rights of others. While the Communications Decency Act (CDA) and Digital Millennium Copyright Act (DMCA) generally protect online service providers from claims of copyright infringement or other legal liability for the self-directed activities of its users, if it were determined that we did not meet the relevant safe harbor requirements under either law, we could be exposed to claims related to advertising practices, defamation, intellectual property rights, rights of publicity and privacy, and personal injury torts. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected.

We also use third-party social media platforms as marketing tools. For example, we maintain Facebook, Twitter, Pinterest, Instagram, YouTube and Google+ accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

Volatility in the financial markets could have a material adverse effect on our business.

While we currently generate significant cash flows from our ongoing operations and have had access to credit markets through our various financing activities, credit markets may experience significant disruptions. Deterioration in global financial markets could make future financing difficult or more expensive. If any financial institution party to our credit facilities or other financing arrangements were to declare bankruptcy or become insolvent, they may be unable to perform under their agreements with us. This could leave us with reduced borrowing capacity, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in currency exchange rates may negatively affect our financial condition and results of operations.

Exchange rate fluctuations may affect the costs that we incur in our operations. The main currencies to which we are exposed are the Chinese renminbi, the British pound and the Canadian dollar. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from foreign operations reported in our consolidated financial statements, and an appreciation of these currencies will result in a corresponding increase in such amounts. The cost of certain items, such as raw materials, manufacturing, employee salaries and transportation and freight, required by our operations may be affected by changes in the value of the relevant currencies. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively affect our business. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, financial condition and results of operations.

Future acquisitions or investments could disrupt our business and harm our financial condition.

In the future we may pursue acquisitions or investments that we believe will help us achieve our strategic objectives. The process of integrating an acquired business, product or technology can create unforeseen operating difficulties, expenditures and other challenges such as:

•	potentially increased regulatory and compliance requirements;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	diversion of management time and focus from operation of our then-existing business to acquisition integration challenges;

•	coordination of product, sales, marketing and program and systems management functions;

•	transition of the acquired company’s users and customers onto our systems;

•	retention of employees from the acquired company;

•	integration of employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, information management, human resources and other administrative systems and operations into our systems and operations;

•	liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes and tax and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims brought by terminated employees, customers, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment and we might incur unanticipated liabilities or otherwise suffer harm to our business generally.

To the extent that we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, increased interest expenses or impairment charges against goodwill on our consolidated balance sheet, any of which could have a material adverse effect on our business, results of operations and financial condition.

We have previously identified a material weakness in our internal control over financial reporting, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.

Prior to our initial public offering, we were a private company and were not required to test our internal controls on a systematic basis. As an “emerging growth company” under the JOBS Act, our management will be required to report upon the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act beginning with the annual report for our fiscal year ending December 31, 2017. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an “emerging growth company” and reach accelerated filer status.

In connection with the preparation of our financial statements for the year ended December 31, 2014, we, in conjunction with our independent registered public accounting firm, identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness was primarily related to a lack of adequate review processes and controls within our accounting and finance organization and a lack of sufficient financial reporting and accounting personnel with the technical expertise to appropriately account for complex, non-routine transactions including business combinations, foreign currency transactions and derivative contracts. The material weakness resulted in post-closing adjustments to our consolidated financial statements as of and for the eleven months ended December 31, 2014. During 2015, we took certain actions that remediated the material weakness, which included hiring management-level personnel with technical accounting expertise, designing adequate review procedures in our accounting and finance organization, and identifying and implementing improved processes and controls.

Further, we are in the process of designing and implementing the system of internal control over financial reporting required to comply with our future obligations and to strengthen our overall control environment. This initiative will be time consuming, costly, and might place significant demands on our financial and operational resources, as well as our information technology systems.

Our current efforts to design and implement an effective control environment may not be sufficient to remediate or prevent future material weaknesses or significant deficiencies from occurring. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. Moreover, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. Furthermore, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

Failure to comply with the U.S. Foreign Corrupt Practices Act, other applicable anti-corruption and anti-bribery laws, and applicable trade control laws could subject us to penalties and other adverse consequences.

We currently manufacture our products in China and sell our products in several countries outside of the United States. Our operations are subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-corruption and anti-bribery laws in the countries where we do business. The FCPA prohibits covered parties from offering, promising, authorizing or giving anything of value, directly or indirectly, to a “foreign government official” with the intent of improperly influencing the official’s act or decision, inducing the official to act or refrain from acting in violation of lawful duty, or obtaining or retaining an improper business advantage. The FCPA also requires publicly traded companies to maintain records that accurately and fairly represent their transactions, and to have an adequate system of internal accounting controls. In addition, other applicable anti-corruption laws prohibit bribery of domestic government officials, and some laws that may apply to our operations prohibit commercial bribery, including giving or receiving improper payments to or from non-government parties, as well as so-called “facilitation” payments. In addition, we are subject to U.S. and other applicable trade control regulations that restrict with whom we may transact business, including the trade sanctions enforced by the U.S. Treasury, Office of Foreign Assets Control (OFAC).

While we have implemented policies, internal controls and other measures reasonably designed to promote compliance with applicable anti-corruption and anti-bribery laws and regulations, and certain safeguards designed to ensure compliance with U.S. trade control laws, our employees or agents may engage in improper conduct for which we might be held responsible. Any violations of these anti-corruption or trade controls laws, or even allegations of such violations, can lead to an investigation and/or enforcement action, which could disrupt our operations, involve significant management distraction, and lead to significant costs and expenses, including legal fees. If we, or our employees or agents acting on our behalf, are found to have engaged in practices that violate these laws and regulations, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting government business, delisting from securities exchanges and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or our stock price could be adversely affected if we become the subject of any negative publicity related to actual or potential violations of anti-corruption, anti-bribery or trade control laws and regulations.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet, e-commerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, social media marketing and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet or e-commerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business and decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our consumer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

Our business relies heavily on email and other messaging services, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications could materially adversely affect our net revenue and business.

Our business is highly dependent upon email and other messaging services for promoting our brand, products and e-commerce platforms. We provide emails and “push” communications to inform consumers of new products, shipping specials and other promotions. We believe these messages are an important part of our consumer experience. If we are unable to successfully deliver emails or other messages to our subscribers, or if subscribers decline to open or read our messages, our net revenue and profitability would be materially adversely affected. Changes in how web and mail services block, organize and prioritize email may reduce the number of subscribers who receive or open our emails. For example, Google’s Gmail service has a feature that organizes incoming emails into categories (for example, primary, social and promotions). Such categorization or similar inbox organizational features may result in our emails being delivered in a less prominent location in a subscriber’s inbox or viewed as “spam” by our subscribers and may reduce the likelihood of that subscriber reading our emails. Actions by third parties to block, impose restrictions on or charge for the delivery of emails or other messages could also adversely impact our business. From time to time, Internet service providers or other third parties may block bulk email transmissions or otherwise experience technical difficulties that result in our inability to successfully deliver emails or other messages to consumers. Changes in the laws or regulations that limit our ability to send such communications or impose additional requirements upon us in connection with sending such communications would also materially adversely impact our business. Our use of email and other messaging services to send communications to consumers may also result in legal claims against us, which may cause us increased expenses, and if successful might result in fines and orders with costly reporting and compliance obligations or might limit or prohibit our ability to send emails or other messages. We also rely on social networking messaging services to send communications and to encourage consumers to send communications. Changes to the terms of these social networking services to limit promotional communications, any restrictions that would limit our ability or our consumers’ ability to send communications through their services, disruptions or downtime experienced by these social networking services or decline in the use of or engagement with social networking services by consumers could materially adversely affect our business, financial condition and operating results.

Risks related to this offering and ownership of our common stock

Our Sponsor and J.A. Cosmetics Corp. will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit the ability of our other stockholders to influence matters requiring stockholder approval and could adversely affect our other stockholders.

Under our Amended Stockholders Agreement (as defined in “Certain relationships and related party transactions—Stockholders Agreement”), our Sponsor has the right to designate up to three members of our board of directors so long as it holds at least 30% of our outstanding common stock, two members of our board of directors so long as it holds less than 30% but greater than or equal to 20% of our outstanding common stock, and one member of our board of directors so long as it holds less than 20% but greater than or equal to 5% of our outstanding common stock. Also under our Amended Stockholders Agreement, J.A. Cosmetics Corp. has the right to designate one member of our board of directors so long as it holds at least 10% of our outstanding common stock. Together, our Sponsor’s and J.A. Cosmetics Corp.’s designees currently comprise half of our board of directors. In addition, our Sponsor and J.A. Cosmetics Corp. will hold approximately 62% of our common stock and may be deemed to beneficially own approximately 78% of our common stock after the completion of this offering. Accordingly, the Sponsor and J.A. Cosmetics Corp. will continue to exert a significant degree of influence or actual control over our management, business policies and affairs and over matters requiring stockholder approval.

In addition, the Amended Stockholders Agreement provides that for as long as our Sponsor owns or holds, directly or indirectly, at least 30% of the shares of our outstanding common stock, we must obtain the consent of our Sponsor before we or our subsidiaries are permitted to take any of the following actions:

•	authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of (x) any notes or debt securities with options, warrants or other rights to acquire equity securities or otherwise containing profit participation features or (y) any equity securities other than equity securities issued to employees, directors, consultants or advisors pursuant to a plan, agreement or arrangement approved by our board of directors;

•	liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction or series of transactions;

•	incur any indebtedness in an aggregate amount in excess of $50.0 million (other than indebtedness under the terms and provisions of the Senior Secured Credit Facility); and

•	increase or decrease the size of our board of directors.

Until such time as our Sponsor and J.A. Cosmetics Corp. cease collectively to beneficially own more than 50% of the outstanding shares of common stock, our Sponsor will have the ability to call a special stockholder meeting, and our Sponsor and J.A. Cosmetics Corp. will have the ability to take stockholder action by written consent without calling a stockholder meeting.

Furthermore, for so long as they continue to collectively hold a majority of the outstanding voting power, our Sponsor and J.A. Cosmetics Corp. will have the ability to approve amendments to our amended and restated certificate of incorporation and bylaws and to take other actions without the vote of any other stockholder. Investors in this offering will not be able to affect the outcome of any stockholder vote during such time. As a result, our Sponsor and J.A. Cosmetics Corp. will have the ability to control all such matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies;

•	any determinations with respect to mergers, acquisitions and other business combinations;

•	our acquisition or disposition of assets;

•	our financing activities, including the issuance of additional equity securities;

•	determinations with respect to the enforcement of rights we may have against third parties;

•	the payment of dividends on our common stock; and

•	the number of shares available for issuance under our stock plans for our existing and prospective employees.

This concentrated control will limit the ability of other stockholders to influence corporate matters and, as a result, we may take actions that our other stockholders do not view as beneficial. Our Sponsor and J.A. Cosmetics Corp.’s combined voting control may also discourage or block transactions involving a change of control of our company, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

In addition, our amended and restated certificate of incorporation will provide that, until such time as our Sponsor and J.A. Cosmetics Corp. cease collectively to beneficially own more than 50% of the outstanding shares of common stock, we will not be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits persons deemed to be interested stockholders from engaging in a business combination with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Because we have elected to opt out of Section 203 of the DGCL until such time as our Sponsor and J.A. Cosmetics Corp. cease collectively to beneficially own more than 50% of the outstanding shares of common stock, generally any business combination transaction between our company and either our Sponsor or J.A. Cosmetics Corp. will not be subject to the statutory protection otherwise afforded under Section 203 of the DGCL subject to prescribed exceptions.

Moreover, our Sponsor and J.A. Cosmetics Corp. are not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your shares of common stock. Accordingly, your shares of common stock may be worth less than they would be if our Sponsor and J.A. Cosmetics Corp. did not maintain voting control over us.

For additional information about our relationship with our Sponsor and J.A. Cosmetics Corp., please see “Certain relationships and related party transactions” elsewhere in this prospectus.

Our amended and restated certificate of incorporation will contain provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by or presented to our Sponsor.

Our Sponsor and its affiliates may engage in activities similar to our lines of business or have an interest in the same areas of corporate opportunities as we do. Our amended and restated certificate of incorporation will provide that our Sponsor and its affiliates will not have any duty to refrain from (i) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us or (ii) doing business with any of our clients, customers or vendors. In the event that our Sponsor or any of its affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, neither our Sponsor nor any of its affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that our Sponsor or any of its affiliates direct such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. In addition, any member of our board of directors designated by our Sponsor pursuant to the Amended Stockholders Agreement may consider both the interests of our Sponsor and our Sponsor’s obligations under the Amended Stockholders Agreement in exercising such board member’s powers, rights and duties as a director of our company. The Amended Stockholders Agreement will contain similar provisions with respect to corporate opportunities as the provisions in our amended and restated certificate of incorporation described above. These potential conflicts of interest could have a material adverse effect on our business, results of operations, financial condition and prospects if attractive business opportunities are allocated by our Sponsor to itself, its affiliates or third parties instead of to us. See “Description of capital stock—Corporate opportunities.”

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a newly public company, and our management will be required to devote substantial time to new compliance matters.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and the stock exchange on which our securities are listed to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say-on-pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

There may not be an active trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our common stock. It is possible that after this offering an active trading market will not develop or continue. If an active trading market is developed, it may not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock was determined by agreement among us, the selling stockholders and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

The market price of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets often experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, changes in consumer preferences or cosmetic trends, announcements of new products or significant price reductions by our competitors, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry, the level of success of releases of new products and the number of stores we open, close or convert in any period, and in response the market price of shares of our common stock could decrease significantly. You may therefore be unable to resell your shares of common stock at or above the initial public offering price.

In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under the Senior Secured Credit Facility, the Second Lien Credit Facility and other indebtedness we may incur, and such other factors as our board of directors may deem relevant.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 205.6 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering authorizes us to issue these shares of common stock and options relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2014 Plan, the 2016 Plan and the ESPP. See “Executive compensation.” Any common stock that we issue, including under the 2014 Plan, the 2016 Plan, the ESPP or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our Sponsor, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of 44,379,833 shares of our common stock outstanding. Of the outstanding shares, the 8,333,333 shares sold or issued in this offering (or 9,583,333 shares if the underwriters exercise their over-allotment option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares eligible for future sale.”

Approximately 36,046,500 shares of common stock held by our existing owners after this offering will be subject to certain restrictions on resale. We, our executive officers, directors and certain of our existing stockholders, including the selling stockholders, have signed lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Upon the expiration of the lock-up agreements described above, all of such 36,046,500 shares (or 34,796,500 shares if the underwriters exercise their over-allotment option to purchase additional shares in full) will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will be considered an affiliate 180 days after this offering based on its expected share ownership (consisting of 20,228,152 shares), as well as their participation on our board of directors. Certain other of our stockholders will also be considered affiliates at that time.

After giving effect to this offering, the holders of 31,969,252 shares of our common stock, or 72% of our outstanding common stock based on shares outstanding after the completion of this offering, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to a registration rights agreement. In addition, each of our Sponsor, J.A. Cosmetics Corp. and certain family trusts of our Chief Executive Officer Tarang Amin will have the right, subject to certain conditions, to require us to file registration statements covering its or their shares or to include its or their shares in other registration statements that we may file. Please see “Certain relationships and related party transactions—Registration rights.”

In addition, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2014 Plan, the 2016 Plan and the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 11,839,600 shares of our common stock.

As restrictions on resale end, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	although we do not have a stockholder rights plan, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions provide for a classified board of directors with staggered three-year terms;

•	these provisions require advance notice for nominations of directors by stockholders, subject to the Amended Stockholders Agreement, and for stockholders to include matters to be considered at our annual meetings;

•	these provisions prohibit stockholder action by written consent after such time as our Sponsor and J.A. Cosmetics Corp. cease collectively to beneficially own (directly or indirectly) more than 50% of the voting power of the outstanding shares of our common stock (the “Trigger Event”);

•	these provisions provide for the removal of directors only for cause and only upon affirmative vote of holders of at least 75% of the shares of common stock entitled to vote generally in the election of directors from and after the Trigger Event; and

•	these provisions require the amendment of certain provisions only by the affirmative vote of at least 75% of the shares of common stock entitled to vote generally in the election of directors from and after the Trigger Event.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial, provided that we will not be subject to Section 203 of the DGCL until after such time as the Trigger Event occurs. See “Description of capital stock—Delaware anti-takeover statute.” These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We qualify as an emerging growth company as defined in the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included compensation information for only our four most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an emerging growth company, we will not be required to:

•	engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the PCAOB, regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” or

•	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may remain an emerging growth company until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an emerging growth company earlier under certain circumstances, including (i) if we become a large accelerated filer, (ii) if our gross revenue exceeds $1.0 billion in any fiscal year or (iii) if we issue more than $1.0 billion in non-convertible notes in any three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue 30.0 million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

We estimate that net proceeds of the sale of the common stock that we are offering will be approximately $59.7 million. Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. Our management might not be able to yield any return on the investment and use of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

If securities analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find this provision in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $20.43 per share at the initial public offering price of $17.00 per share. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Special note regarding forward-looking statements

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus.

The forward-looking statements contained in this prospectus are based on management’s current expectations and are subject to uncertainty and changes in circumstances. We cannot assure you that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Trademarks, trade names and service marks

This prospectus includes our trademarks, trade names and service marks, such as “e.l.f.,” “eyes lips face” and “play beautifully,” as well as the e.l.f. logo, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Use of proceeds

We estimate that the net proceeds from the sale of 4,000,000 shares of common stock that we are selling in this offering will be approximately $59.7 million at the initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

We currently expect to use $40.4 million of our net proceeds from this offering to repay existing indebtedness, including a related pre-payment penalty of 1%, and any proceeds remaining thereafter will be used for working capital and general corporate purposes. The interest rates on our existing indebtedness under the Term Loan Facility and the Second Lien Term Loan were 6.25% and 11%, respectively, as of June 30, 2016. The maturity date of each of the Term Loan Facility and the Revolving Credit Facility is January 31, 2019, and the maturity date of the Second Lien Term Loan is July 31, 2019. On June 7, 2016, we entered into an amendment to our Senior Secured Credit Facility, pursuant to which we incurred an additional $64.0 million of indebtedness under the Term Loan Facility to fund, in part, the $72.0 million special dividend to stockholders, as described under “Dividend policy.”

Our management will retain broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors.

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

Dividend policy

On June 7, 2016, our board of directors declared a special dividend to our preferred stockholders participating on an as-converted basis and our common stockholders in an amount equal to $1.79 per share of common stock (approximately $72.0 million in the aggregate). Holders of restricted common stock received a dividend of $4.1 million, which offset outstanding employee notes receivable. Prior to this dividend, we had never declared or paid cash dividends on our capital stock.

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any additional cash dividends in the foreseeable future. In addition, our Senior Secured Credit Facility and Second Lien Credit Facility limit our ability to pay dividends to our stockholders.

Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016, on:

•	an actual basis;

•	on a pro forma basis to give effect to: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of this offering and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to: (i) the proceeds from the sale of 4,000,000 shares of common stock in this offering at the initial public offering price of $17.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the use of proceeds of this offering as further described in “Use of proceeds,” (iii) the acceleration of vesting on certain time-based vesting options that will become exercisable immediately prior to this offering and the acceleration of certain performance-based awards, for which the performance condition will have been met upon consummation of this offering, and may become exercisable shortly after completion of this offering, assuming achievement of a minimum rate of return, and (iv) the repayment of the 2016 Notes (as defined in note 8 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus), which occurred in August 2016.

You should read this table together with “Prospectus summary—Summary consolidated financial data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations,” “Underwriting” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. The following table reflects a 2.76:1 forward stock split of our common stock effected on September 19, 2016.

	Successor
	As of June 30, 2016
(dollars in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma As Adjusted
Balance sheet data:
Cash and cash equivalents	$3,763	$3,763	$29,493

Capital lease obligations (1)	2,938	$2,938	$2,938

Bank debt, including current portion:
Senior Secured Credit Facility (2)	163,430	163,430	163,430
Second Lien Term Loan	40,000	40,000	—
Less: debt issuance costs	(2,711)	(2,711)	(2,143)

Total bank debt (3)	200,719	200,719	161,287

Total debt, net of issuance costs	203,657	203,657	164,225

Convertible preferred stock, par value of $0.01 per share; 200,000 shares authorized, 37,271,375 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	262,385	—	—

Stockholders’ equity (deficit)
Preferred stock, par value of $0.01 per share; no shares authorized, issued and outstanding, actual; 30,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, par value of $0.01 per share; 13,800,000 shares authorized; 3,108,458 shares issued and outstanding, actual; 250,000,000 shares authorized, 40,379,833 shares issued and outstanding, pro forma; 250,000,000 shares authorized, 44,379,833 shares issued and outstanding, pro forma as adjusted	8	381	421
Additional paid-in capital	1,040	263,052	327,082
Employee loan receivable	(6,390)	(6,390)	—
Accumulated deficit	(193,443)	(193,443)	(197,226)

Total stockholders’ equity (deficit)	(198,785)	63,600	130,277

Total capitalization	$267,257	$267,257	$294,502

(1)	In connection with the transition of a warehouse and distribution center from New Jersey to California, we entered into certain capital leases during the six months ended June 30, 2016. The capital leases are primarily related to equipment and fixtures required to prepare the new facility for use.

(2)	As of June 30, 2016, the Senior Secured Credit Facility consisted of a $169.0 million term loan and a $25.0 million revolving line of credit. As of June 30, 2016, there were borrowings of $2.0 million and an undrawn letter of credit of $0.2 million outstanding under the revolving line of credit.

(3)	Total bank debt is presented net of debt issuance costs which have been recorded as a reduction to the gross carrying amount on the consolidated balance sheets.

Dilution

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of June 30, 2016, we had a historical net tangible book deficit of $473 million, or $152.23 per share of common stock. Our net tangible book deficit represents total tangible assets less total liabilities and convertible preferred stock, all divided by the number of shares of common stock outstanding on June 30, 2016. Our pro forma net tangible book deficit as of June 30, 2016, before giving effect to this offering, was $211 million, or $5.22 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to:

•	the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of this offering;

•	a 2.76:1 forward stock split of our common stock effected on September 19, 2016; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of shares of common stock by us in this offering at the initial public offering price of $17.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book deficit as of June 30, 2016 would have been approximately $152.0 million, or $3.43 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.79 per share to existing stockholders and an immediate dilution of $20.43 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share	$17.00
Historical net tangible book deficit per share as of June 30, 2016	152.23
Pro forma decrease in net tangible book deficit per share	147.01
Pro forma net tangible book deficit per share as of June 30, 2016	5.22
Decrease in pro forma net tangible book deficit per share attributable to new investors	1.79
Pro forma as adjusted net tangible book value per share after this offering	3.43

Dilution per share to new investors participating in this offering	20.43

If the underwriters fully exercise their option to purchase additional shares, pro forma as adjusted net tangible book deficit after this offering would decrease to approximately $2.90 per share, and there would be an immediate dilution of approximately $19.90 per share to new investors.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share, before giving effect to the issuance and sale of shares in this offering, are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of June 30, 2016, on a pro forma as adjusted basis, after giving effect to the pro forma adjustments described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at the initial public offering price of $17.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	40,379,833	91%	$146,284	68%	$3.62
Investors participating in this offering	4,000,000	9%	$68,000	32%	$17.00

Total	44,379,833	100%	$214,284	100%	$4.83

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2016 and excludes the following:

•	4,796,225 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2016 under our 2014 Equity Plan, at a weighted average exercise price of $2.01 per share (as adjusted for the special dividend declared on June 7, 2016 as described under “Dividend policy”);

•	1,583,466 shares of common stock reserved as of June 30, 2016 for future issuance under our 2014 Equity Plan;

•	5,430,690 shares of common stock reserved for issuance pursuant to future awards under the 2016 Plan, from which we have granted 596,217 restricted stock units in the aggregate and options to purchase an aggregate of 1,250,517 shares of our common stock with an exercise price per share equal to the initial public offering price to certain officers, employees and directors, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering;

•	905,115 shares of common stock reserved for issuance pursuant to future awards under the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering; and

•	220,800 shares of common stock reserved for issuance pursuant to the settlement of phantom shares issued pursuant to the Phantom Plan in shares of our common stock.

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 36,046,500 shares or 81% of the total number of shares of our common stock outstanding after this offering. If the underwriters’ overallotment option is exercised in full, the number of shares held by the existing stockholders after this offering would be reduced to 78% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors would increase to 9,583,333 or 22% of the total number of shares of our common stock outstanding after this offering.

Unaudited pro forma condensed financial information

The unaudited pro forma condensed financial information presented below has been derived from e.l.f. Beauty, Inc.’s historical consolidated financial statements appearing elsewhere in this prospectus, and gives effect to the following transactions (collectively the “Transactions”):

•	incurrence of an incremental $64.0 million in borrowings to fund, in part, a $72.0 million dividend to shareholders (the “Dividend recapitalization”);

•	the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of this offering, the acceleration of vesting on certain time-based vesting options that will become exercisable immediately prior to this offering and the acceleration of certain performance-based awards, for which the performance condition will have been met upon consummation of this offering, and may become exercisable shortly after completion of this offering, assuming achievement of a minimum rate of return (the “IPO-related transactions”); and

•	the issuance of 2,601,765 shares of common stock in this offering and the application of $40.4 million of the net proceeds from the sale of such shares at the initial offering price of $17.00 per share to repay existing indebtedness under the Second Lien Term Loan, including a pre-payment penalty of 1%, less underwriting discounts and commissions, as described in “Use of proceeds” (the “IPO transactions”).

The unaudited pro forma condensed balance sheet gives effect to the Transactions as if they occurred on June 30, 2016. The unaudited pro forma condensed statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016, gives effect to the Transactions as if they occurred on January 1, 2015.

The historical financial statements have been adjusted in the unaudited pro forma condensed financial information to give effect to pro forma events that are (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of e.l.f. Beauty, Inc. would have been had the Transactions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma condensed financial information should be read in conjunction with the consolidated financial statements of e.l.f. Beauty, Inc. included elsewhere in this prospectus.

e.l.f. Beauty, Inc. and subsidiaries

Unaudited pro forma condensed balance sheet

As of June 30, 2016

(in thousands)

	Historical (1)						Pro forma
	June 30, 2016	Dividend recapitalization(2)	IPO-related transactions(3)		IPO transactions(4)		June 30, 2016

Assets

Current assets:
Cash	$3,763	$—	$—		$—		$3,763
Accounts receivable, net	21,611	—	—		—		21,611
Inventory	32,371	—	—		—		32,371
Prepaid expenses and other current assets	10,574	—	—		—		10,574

Total current assets	68,319	—	—		—		68,319
Property and equipment, net	14,281	—	—		—		14,281
Intangible assets, net	117,144	—	—		—		117,144
Goodwill	157,264	—	—		—		157,264
Deferred tax assets	262	—	—		—		262
Other assets	1,719	—	—		—		1,719

Total assets	$358,989	$—	$—		$—		$358,989

Liabilities, convertible preferred stock and stockholders’ equity (deficit)

Current liabilities:
Current portion of long-term debt and capital lease obligations	$6,583	$—	$—		$—		$6,583
Accounts payable	21,470	—	—		—		21,470
Accrued expense and other current liabilities	15,079	—	—		—		15,079
Foreign currency forward contracts	5,417	—	—		—		5,417

Total current liabilities	48,549	—	—		—		48,549
Long-term debt and capital lease obligations	197,074	—	—		(39,432)	4a	157,642
Deferred tax liabilities	40,215	—	(1,515)	3b	—		38,700
Other long-term liabilities	9,551	—	—		—		9,551

Total liabilities	295,389		(1,515)		(39,432)		254,442

Convertible preferred stock	262,385	—	(262,385)	3a	—		—

Stockholders’ equity (deficit):
Common stock	8	—	373	3a	26	4c	407
Additional paid-in capital	1,040	—	266,342	3a, 3b	40,374	4c	307,756
Employee loan receivable	(6,390)	—	—		—		(6,390)
Accumulated deficit	(193,443)	—	(2,815)	3b	(968)	4b	(197,226)

Total stockholders’ equity (deficit)	(198,785)	—	263,900		39,432		104,547

Total liabilities and shareholders’ equity (deficit)	$358,989	$—	$—		$—		$358,989

See accompanying notes to the unaudited pro forma condensed financial information.

e.l.f. Beauty, Inc. and subsidiaries

Unaudited pro forma condensed statement of operations

For the six months ended June 30, 2016

(in thousands, except share and per share data)

	Historical(1)						Pro forma
	Six months ended June 30, 2016	Dividend recapitalization(2)		IPO-related transactions(3)	IPO transactions(4)		Six months ended June 30, 2016
Net sales	$96,820	—		—	—		$96,820
Cost of sales	42,383	—		—	—		42,383

Gross profit	54,437	—		—	—		54,437
Selling, general and administrative expenses	47,804	—		—	—		47,804

Operating income	6,633	—		—	—		6,633
Other income (expense), net	1,964	—		—	—		1,964
Interest expense	(6,396)	(2,000)	2a	—	2,310	4d	(6,086)

Income (loss) before provision for income taxes	2,201	(2,000)		—	2,310		2,511
(Provision) benefit for income taxes	(1,112)	700	2c	—	(809)	4e	(1,221)

Net income (loss)	$1,089	$(1,300)		—	$1,501		$1,290

Net income (loss) per share—basic(5)	$(200.43)	—		—	—		$0.03
Net income (loss) per share—diluted(5)	$(200.43)	—		—	—		$0.02
Weighted average number of shares outstanding—basic(5)	651,268	—		—	—		41,905,165
Weighted average number of shares outstanding—diluted(5)	651,268	—		—	—		44,709,456

See accompanying notes to the unaudited pro forma condensed financial information.

e.l.f. Beauty, Inc. and subsidiaries

Unaudited pro forma condensed statement of operations

For the year ended December 31, 2015

(in thousands, except share and per share data)

	Historical(1)						Pro forma
	Year ended December 31, 2015	Dividend recapitalization(2)		IPO-related transactions(3)	IPO transactions(4)		Year ended December 31, 2015
Net sales	$191,413	—		—	—		$191,413
Cost of sales	91,084	—		—	—		91,084

Gross profit	100,329	—		—	—		100,329
Selling, general and administrative expenses	74,758	—		—	—		74,758

Operating income	25,571	—		—	—		25,571
Other income (expense), net	(4,172)	—		—	—		(4,172)
Interest expense	(12,721)	(4,644)	2b	—	4,620	4d	(12,745)

Income (loss) before provision for income taxes	8,678	(4,644)		—	4,620		8,654
(Provision) benefit for income taxes	(4,321)	1,625	2c	—	(1,617)	4e	(4,313)

Net income (loss)	$4,357	$(3,019)		—	$3,003		$4,341

Net income (loss) per share—basic(5)	$(1,559.80)	—		—	—		$0.11
Net income (loss) per share—diluted(5)	$(1,559.80)	—		—	—		$0.10
Weighted average number of shares outstanding— basic(5)	30,523	—		—	—		41,284,420
Weighted average number of shares outstanding—diluted(5)	30,523	—		—	—		43,026,363

See accompanying notes to the unaudited pro forma condensed financial information.

Notes to the unaudited pro forma condensed financial information

1. Basis of presentation

The unaudited pro forma condensed financial information was prepared in accordance with U.S. GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and presents the pro forma financial position and results of operations of the Transactions based upon historical information after giving effect to adjustments described in these Notes to the Unaudited Pro Forma Condensed Financial Information. An unaudited pro forma condensed balance sheet as of June 30, 2016 is presented as if the Transactions had occurred on June 30, 2016. The unaudited pro forma condensed statements of operations for the year ended December 31, 2015 and for the six months ended June 30, 2016 are presented as if the Transactions had occurred on January 1, 2015.

2. Dividend recapitalization

Unaudited pro forma condensed balance sheet

The dividend recapitalization has already been reflected in our historical consolidated balance sheet as of June 30, 2016. Therefore, this transaction does not require further adjustment within the June 30, 2016 unaudited pro forma condensed balance sheet presented herein.

Unaudited pro forma condensed statement of operations

a.	This adjustment reflects the impact of the incremental borrowings on interest expense for the six months ended June 30, 2016, as computed below:

Pro forma interest expense components:
Aggregate $206 million debt interest expense(1)	$7,461
Amortization of debt issuance costs associated with aggregate term loan	839
Adminstrative and other costs	96

Total pro forma interest expense	8,396
Less: actual interest expense for the period	6,396

Net pro forma adjustment to interest expense	$2,000

(1)	Does not reflect the impact of scheduled amortization payments. A 1/8% change in the interest rate would change our interest expense for the six month period by $0.1 million.

b.	This adjustment reflects the impact of the incremental borrowings on interest expense for the year ended December 31, 2015, as computed below:

Pro forma interest expense components:
Aggregate $212 million debt interest expense(1)	$15,535
Amortization of debt issuance costs associated with aggregate debt	1,714
Adminstrative and other costs	116

Total pro forma interest expense	17,365
Less: actual interest expense for the period	12,721

Net pro forma adjustment to interest expense	$4,644

(1)	Does not reflect the impact of scheduled amortization payments. A 1/8% change in the interest rate would change our annual interest expense by $0.3 million.

c.	To record the tax effects associated with the pro forma adjustments by applying a 35% federal statutory rate.

3. IPO-related transactions

Unaudited pro forma condensed balance sheet

a.	To record the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of this offering.

b.	To record the unrecognized compensation cost related to certain time-based vesting awards for which vesting will be accelerated immediately prior to the consummation of this offering and certain performance-based awards, for which satisfaction of the performance condition will have been met upon consummation of this offering. The acceleration of vesting will result in a $4.3 million increase to APIC, a $1.5 million decrease to deferred tax liabilities and the recognition of a $2.8 million charge in accumulated deficit.

Unaudited pro forma condensed statements of operations

The unaudited pro forma condensed statements of operations for the year ended December 31, 2015 and the six months ended June 30, 2016, have not been adjusted to reflect the incremental stock-based compensation expense of $3.4 million and $2.9 million, respectively, related to the acceleration of vesting on certain time-based vesting awards and the acceleration of vesting of certain performance-based awards, as these amounts are expected to have a one-time impact on the pro forma net income (loss) in the twelve months following the Transactions.

4. IPO transactions

Unaudited pro forma condensed balance sheet

The unaudited pro forma condensed balance sheet reflects the IPO transactions, specifically the pro forma effects of the issuance of 2,601,765 shares of common stock and the application of $40.4 million of the net proceeds from the sale of such shares to repay existing indebtedness under the Second Lien Term Loan, including a pre-payment penalty of 1%, less underwriting discounts and commissions, as described in “Use of proceeds” as if these events had occurred on June 30, 2016, as follows:

a.	To record the repayment of $40.0 million of outstanding debt with proceeds from this offering less unamortized debt issuance costs of $0.6 million.

b.	To record the $0.4 million pre-payment penalty of 1% on the $40.0 million of the Second Lien Term Loan and the write-off of $0.6 million in unamortized debt issuance costs upon repayment of the Second Lien Term Loan.

c.	To record the issuance of shares of common stock to repay $40.4 million of outstanding debt, including the related pre-payment penalty of 1%, less associated underwriting discounts and commissions.

Unaudited pro forma condensed statements of operations

d.	To record the $4.6 million and $2.3 million decrease to interest expense for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively, related to the application of $40.4 million of the net proceeds from the offering to repay outstanding debt, including the related pre-payment penalty of 1%.

e.	To record the tax effects associated with the pro forma adjustments by applying a 35% federal statutory rate.

5. Pro forma basic and diluted net income per share:

Pro forma basic and diluted net income per share reflects (i) the application of the proceeds from the sale of 3,982,522 shares at the initial public offering price of $17.00 per share that are necessary to cover the portion of the $72.0 million dividend paid to stockholders on June 7, 2016 that was in excess of the Company’s historical earnings and (ii) the effect of the conversion of the outstanding convertible preferred stock into common stock at the applicable conversion prices immediately prior to, and conditioned upon, the closing of the Company’s initial public offering.

Pro forma basic and diluted net income per share is computed as follows (in thousands except share and per share data):

	Year ended December 31, 2015	Six months ended June 30, 2016

Numerator:
Pro forma net income	$4,341	$1,291
Adjustment to interest on debt	$16	$(202)

Net income attributable to common stockholders-basic and diluted	4,357	1,089

Denominator:
Basic:
Weighted-average number of shares outstanding - Basic	30,523	651,268
Add: Assumed conversion of convertible preferred stock	37,271,375	37,271,375
Add: Common shares offered hereby to fund the dividend in excess of earnings	3,982,522	3,982,522

Pro forma weighted average number of shares outstanding - Basic	41,284,420	41,905,165

Diluted:
Pro forma weighted average number of shares outstanding - Basic	41,284,420	41,905,165

Add: Weighted average effect of dilutive securities:

Service-based stock options	1,741,943	2,804,291

Pro forma weighted average number of shares outstanding - Diluted	43,026,363	44,709,456

Pro forma net income per share:
Basic	0.11	0.03
Diluted	0.10	0.02

Notes:

Assumes the conversion of preferred stock occurred as of the beginning of the period.

Selected consolidated financial data

The following table presents our selected consolidated financial data for the periods and as of the dates indicated. The periods prior to and including January 31, 2014 include all of the accounts of e.l.f. Cosmetics, Inc. (formerly known as J.A. Cosmetics US, Inc.) and its subsidiaries and are referred to in the following table as “Predecessor,” and all periods after January 31, 2014 include all of the accounts of e.l.f. Beauty, Inc. and its subsidiaries and are referred to in the following table as “Successor.” The selected consolidated financial data as of December 31, 2014 and 2015, and for the period from January 1, 2014 through January 31, 2014, the period from February 1, 2014 through December 31, 2014 and the year ended December 31, 2015, has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2016, and for the six months ended June 30, 2015 and 2016, has been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in management’s opinion, all normal recurring adjustments necessary for fair presentation of the financial information set forth in those statements. The selected consolidated financial data for the years ended December 31, 2012 and 2013 have been derived from the Predecessor’s audited consolidated financial statements which are not included in this prospectus and is presented in order to provide a reconciliation from net income to Adjusted EBITDA for these periods.

You should read the following financial information together with the information under “Capitalization” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor	Unaudited pro forma combined(1)	Successor
(dollars in thousands, except share and per share amounts)	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2015	Six months ended June 30, 2015	Six months ended June 30, 2016

Statement of operations data:
Net sales	$9,810	$135,134	$144,944	$191,413	$75,194	$96,820
Gross profit	4,772	61,450	67,496	100,329	39,298	54,437
Operating income	1,727	5,347	16,119	25,571	8,130	6,633
Other income (expense), net	36	(6,633)	(6,597)	(4,172)	3,254	1,964
Interest expense	(128)	(11,545)	(12,546)	(12,721)	(6,281)	(6,396)
Income (loss) before provision for income taxes	1,635	(12,831)	(3,024)	8,678	5,103	2,201
(Provision) benefit for income taxes	(542)	3,545	143	(4,321)	(2,425)	(1,112)
Net income (loss)	$1,093	$(9,286)	$(2,881)	$4,357	$2,678	$1,089
Net income (loss) per share—basic	$1,093	$(709)	$(512)	$(1,560)	$(116)	$(200)
Net income (loss) per share—diluted	$1,088	$(709)	$(512)	$(1,560)	$(116)	$(200)
Weighted average number of shares outstanding—basic	1,000	27,593	27,593	30,523	27,593	651,268
Weighted average number of shares outstanding—diluted	1,005	27,593	27,593	30,523	27,593	651,268

Other data:
EBITDA(2)	1,804	6,658	18,190	31,688	15,980	14,827
Adjusted EBITDA(2)	2,087	26,013	28,100	46,178	16,300	19,964
Adjusted EBITDA margin	21.3%	19.2%	19.4%	24.1%	21.7%	20.6%
Depreciation and amortization	41	7,944	8,668	10,289	4,595	6,230
Capital expenditures	19	1,597	1,616	10,242	3,649	2,910

(1)

For the purpose of performing a comparison to the Successor’s year ended December 31, 2015, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2014, which gives effect to the acquisition of 100% of the outstanding shares of capital stock of the Predecessor by the Successor, as if it had occurred on January 1, 2014. The Unaudited Pro Forma Combined 2014 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations. See “Management’s discussion and analysis of financial conditions and results of operations—Recent transactions and basis of presentation” for a description of the adjustments made in preparing the Unaudited Pro Forma Combined 2014 Period.

(2)	EBITDA represents net income (loss) plus interest expense, provision (benefit) for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA further adjusted to exclude the impact of other items that management does not believe are reflective of the Company’s ongoing operations (comprising transaction-related expenses incurred in connection with the acquisition of the Predecessor, the restructuring of our operations, including warehouse transition and reorganization of our operations in China, and the preparation for our initial public offering), stock-based compensation expense, management fees paid to our Sponsor, costs associated with e.l.f. stores incurred prior to the store opening (including legal-related costs, rent and occupancy expenses, marketing and other store operating supply expenses), costs associated with securing additional distribution space (including slotting expense, freight and certain costs related to installation of fixtures), costs related to the evaluation of an acquisition in 2014, certain non-cash losses and write-offs, and gains and losses on our foreign currency contracts as reflected in the reconciliation below.

We present EBITDA and Adjusted EBITDA because our management uses these as supplemental measures in assessing our operating performance, and we believe they are helpful to investors, securities analysts and other interested parties in evaluating the performance of companies in our industry. We also believe EBITDA and Adjusted EBITDA are useful to management and investors, securities analysts and other interested parties as measures of our comparative operating performance from period to period. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP. They should not be considered as alternatives to cash flow from operating activities, as measures of liquidity, or as alternatives to net income as a measure of our operating performance or any other measures of performance derived in accordance with GAAP. In addition, EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Our definitions and calculations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Predecessor			Successor	Unaudited pro forma combined	Successor
(dollars in thousands)	Year ended December 31, 2012	Year ended December 31, 2013	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2015	Six months ended June 30, 2015	Six months ended June 30, 2016
Net income (loss)	$9,897	$16,555	$1,093	$(9,286)	$(2,881)	$4,357	$2,678	$1,089
Interest expense	610	1,637	128	11,545	12,546	12,721	6,281	6,396
Provision (benefit) for income taxes	6,275	9,211	542	(3,545)	(143)	4,321	2,425	1,112
Depreciation and amortization	395	538	41	7,944	8,668	10,289	4,595	6,230

EBITDA	$17,177	$27,941	$1,804	$6,658	$18,190	$31,688	$15,980	$14,827
Transaction-related expenses(a)	—	194	63	9,759	94	705	579	—
Cost related to “restructuring” of operations(b)	—	—	—	370	370	1,595	420	3,844
Initial public offering preparation costs	—	—	—	—	—	1,144	318	395
Stock-based compensation	—	26	—	287	287	503	197	1,155
Management fee(c)	233	250	—	775	775	854	350	475
Pre-opening costs(d)	—	118	15	180	195	64	59	229
Customer expansion costs(e)	—	—	—	—	—	1,191	879	350
Other miscellaneous items(f)	—	—	—	1,104	1,104	530	—	—
Unrealized losses (gains) on foreign currency contracts(g)	—	—	205	6,880	7,085	7,904	(2,482)	(1,311)

Adjusted EBITDA	$17,410	$28,529	$2,087	$26,013	$28,100	$46,178	$16,300	$19,964

(a)	Represents transaction-related expenses related to the acquisition of the Predecessor.

(b)	Represents costs associated with the restructuring of our operations, including warehouse transition and reorganization of our operations in China.

(c)	Represents management fees paid to our Sponsor.

(d)	Represents costs associated with e.l.f. stores incurred prior to the store opening, including legal-related costs, rent and occupancy expenses, marketing and other store operating supply expenses.

(e)	Represents costs associated with securing additional distribution space, including slotting expense, freight and certain costs related to installation of fixtures.

(f)	Represents costs related to evaluation of an acquisition in 2014 as well as other non-cash losses and write-offs.

(g)	Represents non-cash (gains) / losses on our foreign currency contracts.

	Successor
	As of December 31,		As of June 30,
(dollars in thousands)	2014	2015	2016
Balance sheet data:
Cash and cash equivalents	$4,668	$14,004	$3,763
Net working capital(3)	23,218	10,860	16,007
Property and equipment, net	2,125	9,854	14,281
Total assets	354,178	361,072	358,989
Total bank debt, including current maturities(4)	148,424	144,919	203,657
Total liabilities	222,656	224,175	295,389
Convertible preferred stock	145,328	197,295	262,385
Total stockholders’ deficit	(13,806)	(60,398)	(198,785)

(3)	Net working capital is defined as current assets, excluding cash and cash equivalents, minus current liabilities.

(4)	Total bank debt, including current maturities is net of $4.3 million, $3.2 million and $2.7 million of debt issuance costs as of December 31, 2014, December 31, 2015 and June 30, 2016, respectively.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected consolidated financial data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements that reflect our current plans, expectations, estimates and beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations, intentions and projections. Our actual results and the timing of selected events may differ materially from those discussed in these forward-looking statements. You should carefully read the “Risk factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the sections entitled “Special note regarding forward-looking statements” and “Industry and market data.”

Overview

We are one of the fastest growing, most innovative cosmetics companies in the United States. Driven by our mission to make luxurious beauty accessible for all women to play beautifully, we have challenged the traditional belief that quality cosmetics are only available at high prices in select channels. e.l.f. offers high-quality, prestige-inspired beauty products for eyes, lips and face at extraordinary value, with the majority of our items retailing for $6 or less. Our price points encourage trial and experimentation, while our commitment to quality and a differentiated consumer engagement model engender loyalty among a passionate and vocal group of consumers. We have built an authentic brand and a company with strong growth, margins and cash flow from operations.

We believe our success is rooted in our innovation process and ability to build direct consumer relationships. Born as an e-commerce company over a decade ago, we have created a modern consumer engagement and responsive innovation model that keeps our products on-trend and our consumers engaged as brand ambassadors. Our consumers provide us with real-time feedback through reviews and social media, which enables us to refine and augment our product portfolio in response to their needs. We leverage our fast-cycle product development and asset-light supply chain to launch high-quality products in as few as 20 weeks from concept, and 27 weeks on average. Our products are first launched on elfcosmetics.com, and distribution is generally only broadened to our retail customers after we receive strong consumer validation online. We believe this has led to our consistently strong productivity at retail.

We sell our products in national and international retailers (with international primarily serviced by distributors) and direct-to-consumer channels, which include e-commerce and e.l.f. stores. We currently sell our products in approximately 19,000 retail stores in the United States across mass, drug store, food and specialty retail channels. Our largest customers, Walmart, Target and CVS, accounted for 28%, 23% and 10%, respectively, of our net sales in 2015. National and international retailers comprised 87% of our total net sales in 2015. The remaining 13% came from our direct-to-consumer channels, the substantial majority of which was comprised of e-commerce, with the balance from e.l.f. stores. We believe the combination of our affordable price points and on-trend, innovative product assortment encourages trial, offers a strong value proposition and appeals to a broad base of consumers. By combining our strong relationships with leading retailers with integrated consumer engagement across our e.l.f. stores, e-commerce and social media, we are a true multi-channel brand.

The primary market for our products is the United States, which accounted for 93% of our net sales in 2015 and 94% of our net sales for the six months ended June 30, 2016. The remaining 7% and 6% were attributable to international markets. e.l.f. products are sold in a number of international markets, including Australia, Canada and France.

Components of our results of operations and trends affecting our business

Net sales

We develop, market and sell cosmetic products under the e.l.f. brand through national retailers, e-commerce and our e.l.f. stores. Our net sales are derived from sales of cosmetic products, net of provisions for sales discounts and allowances, product returns, markdowns and price adjustments.

Our growth in net sales is driven by a number of trends, including the broader economic environment, levels of consumer spending, and increasing awareness of and demand for our products. Within our existing national retailers, we are able to drive growth by growing space allocation and increasing sales per linear foot, supported by our continued innovation, including our ability to introduce new first-to-mass products in our existing categories and new products in adjacent categories such as skin care. While we have distribution with a number of key retail accounts, we expect to continue to grow through increased penetration into additional stores within existing accounts as well as the addition of new retail customers and retail stores.

These factors have fueled our growth at a faster rate than the overall cosmetics industry. However, our results of operations and business face challenges and uncertainties, including our ability to introduce new products that will appeal to a broad consumer base, our ability to service demand, the ability of our major retail customers to keep products in stock, our ability to continue to grow our customer base and competitive threats from other cosmetics companies.

Gross profit

Gross profit is our net sales less cost of sales. Cost of sales reflects the aggregate costs to procure our products, including the amounts invoiced by our third-party contractors for finished goods as well as costs related to transportation to our distribution center, customs and duties. Cost of sales also includes the effect of changes in the balance of reserves for excess and obsolete inventory and the write-off of inventory not previously reserved. Gross margin measures our gross profit as a percentage of net sales.

We have an extensive network of third-party manufacturers in China where we purchase finished goods. Over the past two years, we have worked to evolve our supply chain to increase capacity and technical capabilities while maintaining or reducing overall costs as a percentage of sales.

Over the past year, we have improved our gross margin largely through changes in pricing, our product mix, purchasing efficiencies and cost reductions in our supply chain, and expect to continue leveraging our innovation and sourcing capabilities to drive increased margin in future periods.

Selling, general and administrative

Our selling, general and administrative (“SG&A”) expenses primarily consist of personnel-related expenses, including salaries, bonuses, fringe benefits and stock-based compensation. Prior to our initial public offering, our stock-based compensation is highly impacted by the changes in the estimated value of our common stock. See “Critical accounting policies and estimates—Stock-based compensation” for more detail regarding stock-based compensation. Other significant SG&A expenses include warehousing, freight, advertising, professional fees for accounting, auditing, consulting and legal services, travel and overhead expenses, depreciation and amortization of intangible assets.

SG&A expenses have increased over the past year, primarily driven by investments in headcount and investment in our corporate infrastructure to support our continued scale and growth, partially offset by leveraging the balance of our general overhead expenses at a slower pace than net sales.

In the near term, we expect SG&A expense to increase as we invest to support our growth initiatives, including investments in the e.l.f. brand and infrastructure as well as the expansion of our e.l.f. store and international footprints. After the consummation of this offering, there will also be an increase in our SG&A expenses as a result of the additional reporting and compliance costs associated with being a public company. Over time, we expect our SG&A expenses to grow at a slower rate than our net sales growth as we leverage our past investments.

Interest expense

Interest expense primarily consists of cash interest and fees on our outstanding indebtedness. See “Financial condition, liquidity and capital resources” and ‘‘Description of indebtedness.’’

Other income

Our purchases are largely in Chinese renminbi (“RMB”), and, as such, we are exposed to periodic fluctuations in that currency. While we do not have an active hedging program, we have a number of legacy exchange rate forward contracts that are in the process of runoff. We do not follow hedge accounting, and therefore the periodic impact of these legacy hedging activities is calculated on a mark-to-market basis. Other income is primarily driven by fluctuations in the exchange rate in the RMB to the U.S. dollar.

Provision for income taxes

The provision for income taxes represents federal, foreign, state and local income taxes. The effective rate differs from statutory rates due to the effect of state and local income taxes, tax rates in foreign jurisdictions and certain nondeductible expenses. Our effective tax rate will change from quarter to quarter based on recurring and nonrecurring factors including, but not limited to, the geographical mix of earnings, enacted tax legislation, state and local income taxes, tax audit settlements and the interaction of various tax strategies.

Net income (loss)

Our net income for future periods will be affected by the various factors described above.

Recent transactions and basis of presentation

On January 31, 2014, e.l.f. Beauty, Inc. (the “Successor”) acquired 100% of the outstanding shares of capital stock of e.l.f. Cosmetics, Inc. (the “Predecessor” and the “Acquisition”). Accordingly, the accompanying consolidated financial statements presented elsewhere in this prospectus as of and for the years ended December 31, 2014 and 2015 reflect periods both prior and subsequent to the Acquisition. The consolidated financial statements for December 31, 2014 and December 31, 2015 are presented separately for the Predecessor period from January 1, 2014 through January 31, 2014 (the “Predecessor 2014 Period”), the Successor period from February 1, 2014 through December 31, 2014 (the “Successor 2014 Period”) and the year ended December 31, 2015 (the “Successor 2015 Period”), with the periods prior to the Acquisition being labeled as Predecessor and the periods subsequent to the Acquisition labeled as Successor. The financial position and results of the Successor reflect the application of purchase accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”).

For the purpose of performing a comparison to the Successor 2015 Period, we have prepared Unaudited Pro Forma Combined Supplemental Financial Information for the year ended December 31, 2014, which gives effect to the Acquisition as if it had occurred on January 1, 2014 (the “Unaudited Pro Forma Combined 2014 Period”). The Unaudited Pro Forma Combined 2014 Period discussed herein has been prepared in accordance with Article 11 of Regulation S-X, does not purport to represent what our actual consolidated results of operations would have been had the Acquisition actually occurred on January 1, 2014, nor is it necessarily indicative of future consolidated results of operations. The Unaudited Pro Forma Combined 2014 Period is being discussed herein for informational purposes only and does not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

In preparing the Unaudited Pro Forma Combined 2014 Period, we combined the Predecessor 2014 Period and Successor 2014 Period and adjusted the historical results within these periods to give effect to pro forma events that are (i) directly attributable to the Acquisition; (ii) factually supportable; and (iii) expected to have a continuing impact on the combined financial results. The pro forma adjustments made to give effect to the Acquisition, as if it had occurred on January 1, 2014, are summarized in the table below:

	Predecessor	Successor			Unaudited pro forma combined
(dollars in thousands)	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Pro forma adjustments		Year ended December 31, 2014

Statement of operations data:
Net sales	$9,810	$135,134	$—		$144,944
Cost of sales	5,038	73,684	(1,274	)(a)	77,448

Gross profit	4,772	61,450	1,274		67,496
Selling, general and administrative expenses	3,045	56,103	(7,771	)(b)(d)	51,377

Operating income	1,727	5,347	9,045		16,119
Other income (expense), net	36	(6,633)	—		(6,597)
Interest expense	(128)	(11,545)	(873	)(c)	(12,546)

Loss before provision for income taxes	1,635	(12,831)	8,172		(3,024)
(Provision) benefit for income taxes	(542)	3,545	(2,860	)(e)	143

Net income (loss)	$1,093	$(9,286)	$5,312		$(2,881)

(a)	Represents the exclusion of $1.3 million in non-recurring charges recorded in cost of sales from the fair value step-up on inventory related to the Acquisition.

(b)	Represents $0.7 million in incremental amortization expense within SG&A related to intangible assets recorded at the time of the Acquisition.

(c)	Represents $0.9 million in incremental net interest expense related to new financing facilities.

(d)	Represents the exclusion of non-recurring items that were directly related to the Acquisition and did not have a continuing impact on the combined pro forma results, including $5.4 million in compensation expense recorded within SG&A associated with a change in control payment to a former employee and $3.1 million in transaction costs recorded within SG&A, including professional fees.

(e)	Represents $2.9 million in incremental tax expense based on statutory rates and associated with the pro forma adjustments.

As the Predecessor and Successor have the same accounting policies, no conforming accounting policy adjustments were necessary. Nor were any reclassifications necessary to conform the Predecessor’s historical financial statements presentation to that of the Successor.

Seasonality

Our results of operations are subject to seasonal fluctuations, with net sales in the third and fourth fiscal quarters typically being higher than in the first and second fiscal quarters. The higher net sales in our third and fourth fiscal quarters are largely attributable to the increased levels of purchasing by retailers for the holiday season, and adverse events that occur during the third or fourth quarter could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of higher sales during the third and fourth quarters, our working capital needs are greater during the second and third quarters of the fiscal year. Fluctuations throughout the year are also driven by the timing of product restocking or rearrangement by our major customers as well as our expansion into new customers. Because a limited number of our retail customers account for a large percentage of our net sales, a change in the order pattern of one or more of our large retail customers could cause a significant fluctuation of our quarterly results or reduce our liquidity.

Results of operations

The following table sets forth our consolidated statements of operations data in dollars and as a percentage of net sales for the periods presented:

	Predecessor		Successor		Unaudited pro forma combined		Successor
(dollars in thousands, except percentages)	Period from January 1, 2014 through January 31, 2014		Period from February 1, 2014 through December 31, 2014		Year ended December 31, 2014		Year ended December 31, 2015		Six months ended June 30, 2015		Six months ended June 30, 2016

Statement of operations data:
Net sales	$9,810		$135,134		$144,944		$191,413		$75,194		$96,820
Cost of sales	5,038		73,684		77,448		91,084		35,896		42,383

Gross profit	4,772		61,450		67,496		100,329		39,298		54,437
Selling, general and administrative expenses	3,045		56,103		51,377		74,758		31,168		47,804

Operating income	1,727		5,347		16,119		25,571		8,130		6,633
Other income (expense), net	36		(6,633)		(6,597)		(4,172)		3,254		1,964
Interest expense	(128)		(11,545)		(12,546)		(12,721)		(6,281)		(6,396)

Income (loss) before provision for income taxes	1,635		(12,831)		(3,024)		8,678		5,103		2,201
(Provision) benefit for income taxes	(542)		3,545		143		(4,321)		(2,425)		(1,112)

Net income (loss)	$1,093		$(9,286)		$(2,881)		$4,357		$2,678		$1,089

	Predecessor		Successor		Unaudited pro forma combined		Successor
	Period from January 1, 2014 through January 31, 2014		Period from February 1, 2014 through December 31, 2014		Year ended December 31, 2014		Year ended December 31, 2015		Six months ended June 30, 2015		Six months ended June 30, 2016

% of net sales
Net sales	100%		100%		100%		100%		100%		100%
Cost of sales	51%		55%		53%		48%		48%		44%

Gross profit	49%		45%		47%		52%		52%		56%
Selling, general and administrative expenses	31%		42%		35%		39%		41%		49%

Operating income	18%		4%		11%		13%		11%		7%
Other income (expense), net	0%		(5%	)	(5%	)	(2%	)	4%		2%
Interest expense	(1%	)	(9%	)	(9%	)	(7%	)	(8%	)	(7%	)

Income (loss) before provision for income taxes	17%		(9%	)	(2%	)	5%		7%		2%
Provision for income taxes	(6%	)	3%		0%		(2%	)	(3%	)	(1%	)

Net income (loss)	11%		(7%	)	(2%	)	2%		4%		1%

Comparison of six months ended June 30, 2016 to six months ended June 30, 2015

Net sales

Net sales increased $21.6 million, or 29%, to $96.8 million for the six months ended June 30, 2016, from $75.2 million for the six months ended June 30, 2015. The increase was primarily driven by growth in existing national retailers due to expanding space allocation and improved productivity as well as the full-year impact of the establishment of new retailer relationships during 2015.

Gross profit

Gross profit increased $15.1 million, or 39%, to $54.4 million for the six months ended June 30, 2016, compared to $39.3 million for the six months ended June 30, 2015. Increased volume accounted for $11.3 million of the increase in gross profit, with the remaining $3.8 million primarily attributable to favorable sales mix changes and cost improvements. Gross margin improved from 52% for the six months ended June 30, 2015 to 56% for the six months ended June 30, 2016, primarily as a result of favorable sales mix changes and cost improvements.

Selling, general and administrative expenses

SG&A expenses were $47.8 million for the six months ended June 30, 2016, up $16.6 million, or 53%, from $31.2 million for the six months ended June 30, 2015. SG&A expenses as a percentage of net sales increased to 49% in the six months ended June 30, 2016 from 41% in the six months ended June 30, 2015. The increase was primarily a result of higher warehouse and distribution costs related to the relocation of our distribution center from New Jersey to California, additional investments in sales and marketing to support growth, higher information technology costs to support infrastructure improvements and increased costs related to preparation for our initial public offering, such as professional fees and additions to headcount.

Other income (expense), net

Other income decreased $1.3 million from $3.3 million for the six months ended June 30, 2015 to $2.0 million for the six months ended June 30, 2016. Favorable exchange rate changes resulted in positive mark-to-market adjustments on our foreign currency forward contracts in each period. The decrease in other income is primarily attributable to the reduction in the notional value of our outstanding forward contracts during the six months ended June 30, 2016 as compared to the six months ended June 30, 2015.

Interest expense

Interest expense increased $0.1 million, or 2%, to $6.4 million for the six months ended June 30, 2016, compared to $6.3 million for the six months ended June 30, 2015. This increase was due to incremental borrowings under our Term Loan Facility related to the June 2016 Dividend recapitalization, partially offset by lower borrowings under our Revolving Credit Facility.

Net income (loss)

As a result of the factors above, net income decreased $1.6 million to $1.1 million for the six months ended June 30, 2016, compared to $2.7 million for the six months ended June 30, 2015.

Comparison of the Successor 2015 Period to the Successor 2014 Period, the Predecessor 2014 Period and the Unaudited Pro Forma Combined Period for the year ended December 31, 2014

The results of operations discussion herein focuses on the comparison of the Successor 2015 Period to the Successor 2014 Period, the Predecessor 2014 Period and the Unaudited Pro Forma Combined 2014 Period.

We believe that a discussion of results of operations for the Predecessor 2014 Period and the Successor 2014 Period on a standalone basis is not meaningful as the Acquisition was accounted for as a business combination in accordance with ASC 805, and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning on or after January 31, 2014, and therefore, the two periods are not comparable. Except for the specific pro forma adjustments made to arrive at the Unaudited Pro Forma Combined 2014 Period, the underlying drivers for the change in 2015 as compared to 2014, both actual 2014 results and the Unaudited Pro Forma Combined 2014 Period results, are the same. We believe that the comparison of the Successor 2015 Period to the Unaudited Pro Forma Combined 2014 Period provides for a more meaningful discussion of the 2015 and 2014 results of operations for potential investors and users of the financial statements.

Net sales

Net sales were $191.4 million for the Successor 2015 Period, as compared to $135.1 million for the Successor 2014 Period and $9.8 million for the Predecessor 2014 Period. This represents a 32% increase as compared to the Unaudited Pro Forma Combined 2014 Period. This increase was fairly evenly attributable to expanding space allocation within our existing national retailers and the establishment of additional distribution space through new retailer relationships.

Gross profit

As compared to the Unaudited Pro Forma Combined 2014 Period, gross profit increased $32.8 million, or 49%, to $100.3 million for the Successor 2015 Period. Increased volume accounted for $21.6 million of the increase in gross profit, with the remaining $11.2 million primarily attributable to favorable sales mix changes. Gross margin improved from 47% for the Unaudited Pro Forma Combined 2014 Period to 52% for the Successor 2015 Period, primarily as a result of favorable sales mix changes in sales to national retailers.

Selling, general and administrative expenses

SG&A expenses were $74.8 million for the Successor 2015 Period, compared to $56.1 million for the Successor 2014 Period and $3.0 million for the Predecessor 2014 Period. SG&A expenses increased $23.4 million, or 46%, as compared to the Unaudited Pro Forma Combined 2014 Period. As a percentage of net sales, SG&A expenses increased from 35% in the Unaudited Pro Forma Combined 2014 Period to 39% in 2015. The increase was primarily driven by additions to our headcount and bonus incentives, increased warehouse and distribution costs to support revenue growth and incremental marketing and e-commerce costs primarily related to expenditures to support incremental traffic to our e-commerce site.

Other income (expense), net

Other income (expense) was $(4.2 million) for the Successor 2015 Period, compared to $(6.6 million) for the Successor 2014 Period and $36,000 for the Predecessor 2014 Period. The decrease in expense was primarily due to a $2.8 million reduction in unrealized losses on forward currency contracts and a $3.3 million decrease in transaction losses on foreign currency denominated payables, offset by a $3.7 million increase in realized losses related to settlement of forward currency contracts. These fluctuations are the result of the volatility in the currency exchange market for the RMB as the U.S. dollar strengthened versus the RMB in the respective periods, particularly in the third and fourth quarters of 2015.

Interest expense

Interest expense was $12.7 million for the Successor 2015 Period, as compared to $11.5 million for the Successor 2014 Period and $0.1 million for the Predecessor 2014 Period. This increase was due to the new credit facilities entered into as of January 31, 2014 as well as additional borrowings under our Revolving Credit Facility during the Successor 2015 Period as compared to the Successor 2014 Period.

Unaudited quarterly statement of operations data

The following table sets forth certain unaudited quarterly statement of operations data for each quarter from April 1, 2014 through June 30, 2016. The unaudited quarterly statement of operations data includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year. Our results of operations are subject to seasonal fluctuations. For additional information regarding the impact of seasonality, see “—Seasonality.”

	Successor
(dollars in thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016
Net sales	$28,006	$33,027	$54,210	$38,941	$36,253	$50,783	$65,436	$52,673	$44,147
Gross profit	12,890	15,146	24,437	20,190	19,108	26,002	35,029	29,300	25,137
Operating income (loss)	(2,600)	1,403	8,450	6,007	2,123	6,504	10,937	6,191	442
Net income (loss)	(5,264)	(1,431)	3,048	1,315	1,363	(748)	2,427	3,804	(2,715)
Adjusted EBITDA	$3,757	$5,312	$13,099	$10,151	$6,149	$12,308	$17,570	$11,567	$8,397

	Successor
(dollars in thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016
Net income (loss)	$(5,264)	$(1,431)	$3,048	$1,315	$1,363	$(748)	$2,427	$3,804	$(2,715)
Interest expense	3,069	3,117	3,312	3,149	3,132	3,194	3,246	3,061	3,335
Provision (benefit) for income taxes	(2,104)	(452)	1,144	1,154	1,272	(114)	2,009	2,916	(1,804)
Depreciation and amortization	2,207	2,152	2,214	2,268	2,327	2,796	2,898	2,980	3,250

EBITDA	$(2,092)	$3,386	$9,718	$7,886	$8,094	$5,128	$10,580	$12,761	$2,066
Transaction-related expenses(a)	2,363	1,595	1,535	507	72	126	—	—	—
Cost related to “restructuring” of operations(b)	—	—	370	227	193	1,168	7	1,182	2,662
Initial public offering preparation costs	—	—	—	87	231	316	510	179	216
Stock-based compensation	65	92	104	95	102	158	148	187	968
Management fee(c)	252	157	266	251	99	312	192	225	250
Pre-opening costs(d)	32	29	88	20	39	5	—	62	167
Customer expansion costs(e)	—	—	—	—	879	(124)	436	350	—
Other miscellaneous items(f)	1,032	72	—	—	—	122	408	—	—
Unrealized losses on foreign currency contracts(g)	2,105	(19)	1,018	1,078	(3,560)	5,097	5,289	(3,379)	2,068

Adjusted EBITDA	$3,757	$5,312	$13,099	$10,151	$6,149	$12,308	$17,570	$11,567	$8,397

(a)	Represents transaction-related expenses related to the acquisition of the Predecessor.

(b)	Represents costs associated with the restructuring of the Company’s operations, including warehouse transition and reorganization of our operations in China.

(c)	Represents management fees paid to our Sponsor.

(d)	Represents costs associated with e.l.f. stores incurred prior to the store opening, including legal-related costs, rent and occupancy expenses, marketing and other store operating supply expenses.

(e)	Represents costs associated with securing additional distribution space, including slotting expense, freight and certain costs related to installation of fixtures.

(f)	Represents costs related to evaluation of an acquisition in 2014 as well as other non-cash losses and write-offs.

(g)	Represents non-cash (gains) / losses on our foreign currency contracts.

Financial condition, liquidity and capital resources

Overview

As of June 30, 2016, we held $3.8 million of cash and cash equivalents. In addition, as of June 30, 2016, we had borrowing capacity of $22.8 million under our Revolving Credit Facility.

Our primary cash needs are for capital expenditures and working capital. Capital expenditures typically vary depending on strategic initiatives selected for the fiscal year, including investments in infrastructure, expansion into new national retailer doors and expansion of our e.l.f. store base. We expect to fund ongoing capital expenditures from cash generated from operations and, if necessary, draws on our Revolving Credit Facility.

Our primary working capital requirements are for product and product-related costs, the payment of payroll, rent, distribution costs and advertising and marketing. Fluctuations in working capital are primarily driven by the timing of when a retailer rearranges or restocks its products, expansion of space within our existing retailer base, expansion into new retail stores and the general seasonality of our business. As of June 30, 2016, we had working capital, excluding cash, of $16.0 million, compared to $10.9 million as of December 31, 2015. Working capital, excluding cash and debt, was $22.6 million and $21.2 million as of June 30, 2016 and December 31, 2015, respectively.

We believe that our operating cash flow and cash on hand will be adequate to meet our operating, investing and financing needs for the next 12 months. If necessary, we may borrow funds under our Revolving Credit Facility to finance our liquidity requirements, subject to customary borrowing conditions. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. Our ability to meet our operating, investing and financing needs depends to a significant extent on our future financial performance, which will be subject in part to general economic, competitive, financial, regulatory and other factors that are beyond our control, including those described elsewhere in this prospectus under the heading “Risk Factors.” In addition to these general economic and industry factors, the principal factors in determining whether our cash flows will be sufficient to meet our liquidity requirements will be our ability to provide innovative products to our customers and consumers and manage production and our supply chain.

Cash flows

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015	Six months ended June 30, 2015	Six months ended June 30, 2016

Net cash provided by (used in):
Operating activities	$908	$(8,415)	$24,519	$5,831	$7,858
Investing activities	(19)	(239,488)	(10,242)	(3,749)	(2,826)
Financing activities	—	252,571	(4,941)	(4,263)	(15,274)

Net increase (decrease) in cash:	$889	$4,668	$9,336	$(2,181)	$(10,242)

Cash flows for the six months ended June 30, 2016 compared to the six months ended June 30, 2015

Cash provided by (used in) operating activities

For the six months ended June 30, 2016, net cash provided by operating activities was $7.9 million. This included net income, before deducting depreciation, amortization and other non-cash items, of $2.1 million as well as favorable reductions in net working capital of $5.8 million during this period. The favorable reductions in net working capital were largely driven by continued focus on working capital optimization and primarily attributable to a $7.9 million increase in accounts payable and accrued expenses.

For the six months ended June 30, 2015, net cash provided by operating activities was $5.8 million. This included net income, before deducting depreciation, amortization and other non-cash items, of $3.6 million as well as favorable reductions in working capital of $2.2 million during this period. The favorable reductions in working capital were primarily driven by a reduction in accounts receivable of $9.6 million, an increase in accounts payable and accrued expenses of $6.3 million and were partially offset by a $12.3 million increase in inventory and a $1.3 million increase in prepaid expenses and other current assets.

Cash provided by (used in) investing activities

For the six months ended June 30, 2016, net cash used in investing activities was $2.9 million, compared to $3.7 million for the six months ended June 30, 2015. The decrease was driven primarily by lower purchases of property and equipment related to store fixtures to support expanded shelf space at national retailers, offset in part by the build-out of new e.l.f. stores scheduled to open during the second half of 2016.

Cash provided by (used in) financing activities

For the six months ended June 30, 2016, net cash used in financing activities was $15.2 million, driven primarily by a $68.0 million dividend paid to stockholders, $7.0 million of net debt repayments related to our Senior Secured Credit Facility (as defined below) and the payment of $3.1 million of deferred offering costs, partially offset by $62.3 million in net proceeds from the issuance of additional debt under the Term Loan Facility described below.

For the six months ended June 30, 2015, net cash used in financing activities was $4.3 million, consisting of net repayments of debt related to our Senior Secured Credit Facility.

Cash flows for the Successor 2015 Period compared to the Successor 2014 Period and the Predecessor 2014 Period

Cash provided by (used in) operating activities

For the Successor 2015 Period, net cash provided by operating activities was $24.5 million. Net income before deducting depreciation, amortization and other non-cash items generated cash of $18.1 million and further benefitted from favorable reductions in net working capital of $6.4 million during this period. The favorable reductions in net working capital were largely driven from an increased focus on working capital optimization and were primarily attributable to a decrease of $4.4 million in accounts receivable, a $0.9 million increase in prepaid expenses and a $4.3 million increase in accounts payable and accrued expenses and other liabilities being only partially offset by a $2.1 million increase in inventories and a $1.1 million decrease in due to related parties during the period.

For the Successor 2014 Period, net cash used in operating activities was $8.4 million. Net income before deducting depreciation, amortization and other non-cash items generated cash of $7.4 million. This was offset by a net increase in working capital of $15.8 million. The most significant drivers of the net increase in working capital were a $11.0 million increase in accounts receivable, a $4.8 million increase in inventory and a $2.1 million increase in prepaid expenses and other assets. These increases were primarily due to net sales and inventory builds to support ongoing operational demands as the business scaled during this period. The significant drivers of the net increase in working capital were partially offset by a $2.1 million aggregate increase in accounts payable, accrued expenses and other liabilities during the period.

For the Predecessor 2014 Period, net cash provided by operating activities was $0.9 million. Net income before deducting depreciation, amortization and other non-cash items generated cash of $3.1 million. This was partially offset by a net increase in working capital of $2.2 million. The most significant drivers of the net increase in working capital were a $5.5 million decrease in accounts receivable being offset by a $1.5 million increase in inventory, a $0.2 million increase in prepaid expenses and other assets and a $6.0 million decrease in accounts payable and accrued expenses during the period.

Cash provided by (used in) investing activities

For the Successor 2015 Period, net cash used in investing activities was $10.2 million, consisting primarily of purchases of property and equipment to support the continued scaling of our business infrastructure during this period.

For the Successor 2014 Period, net cash used in investing activities was $239.5 million, consisting of $237.9 million used for our Acquisition of the Predecessor and $1.6 million used for purchases of property and equipment during this period.

Cash provided by (used in) financing activities

For the Successor 2015 Period, net cash used in financing activities was $4.9 million, consisting primarily of debt repayments related to our Senior Secured Credit Facility (as defined below).

For the Successor 2014 Period, net cash provided by financing activities was $252.6 million, consisting of $149.4 million in net proceeds, after issuance costs, from borrowings on our Senior Secured Credit Facility, $105.1 million in proceeds from the issuance of our common and preferred stock and a $2.0 million repayment on our long-term debt. The proceeds from the Senior Secured Credit Facility and the issuance of the common and preferred stock were utilized to finance the Acquisition of the Predecessor during this period.

Description of indebtedness

Senior Secured Credit Facility

In conjunction with our acquisition of the Predecessor on January 31, 2014, and as amended in conjunction with the one-time extraordinary cash dividend declared on June 7, 2016 as described under “Dividend policy,” and as further amended on September 19, 2016, we entered into a five-year, senior secured credit agreement (as amended, the “Senior Secured Credit Facility”) with a syndicate consisting of several large financial institutions. The Senior Secured Credit Facility originally consisted of a $20 million revolving line of credit (the “Revolving Credit Facility”) and a $105 million term loan facility (the “Term Loan Facility”). On June 7, 2016, we entered into an amendment to our Senior Secured Credit Facility, pursuant to which we incurred an additional $64 million of indebtedness under the Term Loan Facility and increased the size of our Revolving Credit Facility to $25 million.

All amounts under the Revolving Credit Facility are available for draw until the maturity date on January 31, 2019. The Revolving Credit Facility is collateralized by substantially all of our assets and has a commitment fee of 0.5% of unused balance, payable quarterly in arrears. The Revolving Credit Facility also provides for sub-facilities in the form of a $5 million letter of credit and a $2 million swing line loan; however, the aggregate amounts under the Revolving Credit Facility cannot exceed $25 million.

The Term Loan Facility will mature on January 31, 2019 and is also collateralized by substantially all of our assets. The Term Loan Facility will be repaid in quarterly installments equal to (i) $656,250 plus (ii) starting with fiscal quarter ending September 30, 2016, $400,000, with the remaining outstanding balance of the Term Loan Facility due upon the maturity date. The Term Loan Facility can be prepaid at any time without penalty and is subject to mandatory prepayments upon (i) the receipt of excess cash flow; (ii) asset dispositions that, individually, result in net proceeds in excess of $1 million, or, in aggregate, in excess of $2 million during a year; or (iii) the issuance of additional debt. The Term Loan Facility requires an annual administrative fee of $50,000.

Both the Revolving Credit Facility and the Term Loan Facility carry interest, at our option, at (i) a rate per annum equal to the greater of an adjusted London Interbank Offered Rate (“LIBOR”) (subject to a minimum floor of 1.25%) plus an applicable margin or (ii) a floating base rate plus an applicable margin. The interest rate on both the Revolving Credit Facility and the Term Loan Facility was 6.25% per annum as of December 31, 2015 and June 30, 2016.

The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict our ability to (subject to certain exceptions) pay dividends and distributions or repurchase our capital stock, incur additional indebtedness or issue preferred stock, create liens on assets, engage in mergers or consolidations and sell or otherwise dispose of assets. The Senior Secured Credit Facility also includes maintenance covenants that require us to comply with certain consolidated total net leverage ratios and consolidated interest coverage ratios. As of December 31, 2015 and June 30, 2016, we were in compliance with all financial covenants. For more information related to the covenants in the Senior Secured Credit Facility, see the section entitled “Description of certain indebtedness—Senior Secured Credit Facility.”

Second Lien Credit Facility

In conjunction with our entry into the Senior Secured Credit Facility, and as amended in conjunction with the special dividend declared on June 7, 2016 as described under “Dividend policy,” we entered into a second lien credit agreement (as amended, the “Second Lien Credit Facility”) which provided a $40 million second lien term loan (the “Second Lien Term Loan”). The Second Lien Term Loan does not require any principal payments until maturity on July 31, 2019. The Second Lien Term Loan requires prepayment penalties if prepaid prior to the maturity date, other than in conjunction with a change in control, in the amount of 4% of amounts prepaid in year one, 2% in year two and 1% in year three; and requires prepayment penalties of 1% if prepaid on or prior to end of year three in conjunction with a change in control. The Second Lien Term Loan carries interest equal to Adjusted LIBOR plus 10% per annum, with an adjusted LIBOR equal to the higher of (i) the London interbank offered rate for U.S. dollars adjusted for customary Eurodollar reserve requirements, if any, and (ii) 1%. As of December 31, 2015 and June 30, 2016, the Second Lien Term Loan carried interest at a rate per annum of 11%.

The Second Lien Credit Facility contains substantially similar covenants as the Senior Secured Credit Facility, including maintenance covenants requiring compliance with certain consolidated total net leverage ratios and consolidated interest coverage ratios. As of December 31, 2015 and June 30, 2016, we were in compliance with all financial covenants. For more information related to the covenants in the Second Lien Credit Facility, see the section entitled “Description of certain indebtedness—Second Lien Credit Facility.”

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than one year	1-3 Years	3-5 Years	More than 5 years
Bank debt(1)	$148,106	$10,325	$5,250	$132,531	$—
Interest on bank debt(2)	34,903	10,791	21,023	3,089	—
Operating lease obligations	14,886	2,564	5,605	4,682	2,035

Total contractual obligations(3)	$197,895	$23,680	$31,878	$140,302	$2,035

(1)	Long-term debt payments include scheduled principal payments only.

(2)	Assumes an annual interest rate of 6.25% and 11% on the senior secured credit facility and second lien term loan, respectively, over the terms of the loans.

(3)	We have excluded our liability for uncertain tax positions from the table above because we are unable to make a reasonably reliable estimate of the timing of payments.

Off-balance sheet arrangements

As of June 30, 2016, our off-balance sheet arrangements consisted of operating leases for e.l.f. stores and office and warehouse space. See Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for more information regarding these operating leases.

Critical accounting policies and estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results.

Revenue recognition

We recognize revenues when persuasive evidence of an arrangement exists, the product has been shipped, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred at the time the title and risk of loss passes to the customer.

In the normal course of business, we offer various incentives to customers. We maintain a provision for sales discounts, markdowns, shortages and price adjustments, which are reflected as reductions to our net sales. The provision for these reductions is established based on our best estimate at the time of sale. We regularly review and revise, when deemed necessary, our estimates of sales incentives and other required reserves based primarily upon the historical rate of realization. These revenue reductions are reflected on the consolidated balance sheet as a sales allowance against accounts receivable.

Business combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The valuation methodologies used are based on the nature of the asset or liability.

For purposes of our acquisition of the Predecessor, the fair value of the trade name is estimated using the relief from royalty method, an income approach to valuation, which includes projecting net sales and other estimates. Customer relationships are valued based on an estimate of future revenues and costs related to the respective contracts over the remaining expected lives. Favorable leases are recorded based on differences between contractual rents under the respective lease agreements and prevailing market rents at the lease acquisition date.

Determining an acquired intangible asset’s useful life requires management judgment and is based on an evaluation of a number of factors, including the expected use of the asset, consumer awareness, trade name history and future expansion expectations, as well as any contractual provisions that could limit or extend an asset’s useful life. We estimate the useful lives of the intangible assets based on the expected period over which we anticipate generating economic benefit from the asset. We consider the trade name that we acquired to have an indefinite useful life, based upon its history of strong revenue and cash flow performance, and the intent and our ability to support the trade name with marketplace spending for the foreseeable future.

Impairment of long-lived assets, including goodwill and intangible assets

We assess potential impairments to our long-lived assets, which include property and equipment and amortizable intangible assets, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment charges recorded on long-lived assets during the Predecessor 2014 Period, the Successor 2014 Period or the Successor 2015 Period.

Goodwill and indefinite-lived intangibles have been assigned to our reporting units for purposes of impairment testing. Historically we had a single reporting unit for the purpose of performing our goodwill impairment test. During the third quarter of 2015, we made structural and reporting changes to our internal organization. This reorganization aligned the internal management and functional support around our primary sales channels, which report into the chief operating decision maker. These changes resulted in the identification of three reporting units that met the definition in ASC 350, Intangibles—Goodwill and Other, of components of the Company’s one operating segment: (i) retail customers; (ii) e.l.f. stores; and (iii) e-commerce. In accordance with ASC 350, on October 1, 2015, we reallocated the goodwill to the three reporting units using a relative fair value approach. As a result of the internal reorganization, we performed a quantitative goodwill impairment test immediately before and a quantitative goodwill impairment test immediately after this change in reporting units and noted no indication of impairment.

The goodwill impairment test consists of a comparison of each reporting unit’s fair value to its carrying value. The fair value of a reporting unit is an estimate of the amount for which the unit as a whole could be sold in a current transaction between willing parties. If the carrying value of a reporting unit exceeds its fair value, goodwill is written down to its implied fair value. Fair value of a reporting unit is estimated based on a combination of comparative market multiples and discounted cash flow valuation approaches. We are also permitted to make a qualitative assessment of whether it is more likely than not that the fair value of a reporting unit is less than its carrying value prior to applying the quantitative assessment. If based on our qualitative assessment it is more likely than not that the carrying value of the reporting unit is less than its fair value, then a quantitative assessment may be required.

We evaluate our indefinite-lived intangible asset to determine whether current events and circumstances continue to support an indefinite useful life. In addition, our indefinite-lived intangible asset is tested for impairment annually. The indefinite-lived intangible asset impairment test consists of a comparison of the fair value of each asset with its carrying value, with any excess of carrying value over fair value being recognized as an impairment loss. We are also permitted to make a qualitative assessment of whether it is more likely than not an indefinite-lived intangible asset’s fair value is less than its carrying value prior to applying the quantitative assessment. If based on our qualitative assessment it is more likely than not that the carrying value of the asset is less than its fair value, then a quantitative assessment may be required.

We have selected October 1 as the date on which to perform our annual impairment tests for goodwill. We also test for impairment whenever events or circumstances indicate that the fair value of such indefinite-lived intangible asset has been impaired. No impairment of goodwill or our indefinite-lived intangible asset was recorded during the Predecessor 2014 Period, the Successor 2014 Period or the Successor 2015 Period.

Stock-based compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. We estimate the fair value of employee stock-based payment awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. We estimate the fair value of employee stock-based payment awards subject to both a market condition and the occurrence of a performance condition on the date of grant using a Monte Carlo simulation model that assumes the performance criteria will be met and the target payout levels will be achieved. We will continue to use the Black-Scholes and Monte Carlo models for option pricing following the consummation of this offering.

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize compensation expense for awards expected to vest with only a service condition on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Vesting of these awards is accelerated for certain employees in the event of a change in control or an initial public offering. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a market condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.

The expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience and the vesting period and contractual term of the awards. The forfeitures rate is estimated based on historical experience and expected future activity.

The fair value of shares of common stock underlying the stock options has historically been the determined by our board of directors, with input from management. Because there has been no public market for our common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook, among other factors. Following the consummation of this offering, the fair value of our common stock will be the closing price of our common stock as reported on the date of grant.

We have no current plans to pay a regular dividend.

JOBS Act

We qualify as an emerging growth company pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We currently intend to opt out of the extended transition period with respect to new or revised accounting standards and, as a result, we will comply with any such new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Quantitative and qualitative disclosure about market risk

We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with interest rates and foreign exchange.

Interest rate risk

We are exposed to changes in interest rates because the indebtedness incurred under our Senior Secured Credit Facility and Second Lien Credit Facility are variable rate debt. Interest rate changes generally do not affect the market value of our Senior Secured Credit Facility or our Second Lien Credit Facility; however, they do affect the amount of our interest payments and, therefore, our future earnings and cash flows. As of December 31, 2015, we had variable rate debt of $148.1 million under our Senior Secured Credit Facility and Second Lien Credit Facility. An interest rate increase of 1% would have increased our interest expense for the year ended December 31, 2015 by $1.4 million.

Foreign exchange risk

We are exposed to foreign exchange risk as we have contracts with suppliers in China for future purchases of inventories denominated in RMB. While we do not have an active hedging program, we have a number of legacy exchange rate forward contracts that are in the process of runoff. We neither use these foreign currency forward contracts for trading purposes nor do we follow hedge accounting, and therefore the periodic impact of these legacy hedging activities is calculated on a mark-to-market basis. Accordingly, the foreign currency forward contracts are carried at their fair value either as an asset or liability on the consolidated balance sheet with changes in fair value being recorded in other income (expense), net in our consolidated statements of operations.

Information regarding the Company’s foreign currency forward contracts, all of which mature in 2016, is as follows (in thousands):

Forward contracts (“FC”)	Avg. contractual rate $/FC	Original U.S. dollar notional amount	Asset/(Liab.) fair value December 31, 2015
Buy Chinese Renminbi / Sell USD	6.2152	$148,978	$(10,702)

Controls and procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our consolidated financial statements. Our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our Annual Report on Form 10-K for the year ending December 31, 2017. For as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting.

In connection with the preparation of our financial statements for the year ended December 31, 2014, we, in conjunction with our independent registered public accounting firm, identified a material weakness in the design and operating effectiveness of our internal control over financial reporting. The material weakness was primarily comprised of deficiencies related to a lack of technical accounting skills and a lack of adequate review processes and controls within our accounting and finance organization. This material weakness was remediated in 2015. For additional information on this material weakness and the steps we took to remediate it, see “Risk factors—Risks related to our business—We have previously identified a material weakness in our internal control over financial reporting, and if we are unable to maintain effective internal controls, we may not be able to produce timely and accurate financial statements, and we or our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective, which could adversely impact our investors’ confidence and our stock price.”

Business

e.l.f.: Changing the face of beauty

We are one of the fastest growing, most innovative cosmetics companies in the United States. Driven by our mission to make luxurious beauty accessible for all women to play beautifully, we have challenged the traditional belief that quality cosmetics are only available at high prices in select channels. e.l.f. offers high-quality, prestige-inspired beauty products for eyes, lips and face at extraordinary value, with the majority of our items retailing $6 or less. Our price points encourage trial and experimentation, while our commitment to quality and a differentiated consumer engagement model engender loyalty among a passionate and vocal group of consumers. We have built an authentic brand and a company with strong growth, margins and cash flow from operations.

We believe our success is rooted in our innovation process and ability to build direct consumer relationships. Born as an e-commerce company over a decade ago, we have created a modern consumer engagement and responsive innovation model that keeps our products on-trend and our consumers engaged as brand ambassadors. Our consumers provide us with real-time feedback through reviews and social media, which enables us to refine and augment our product portfolio in response to their needs. We leverage our fast-cycle product development and asset-light supply chain to launch high-quality products in as few as 20 weeks from concept, and 27 weeks on average. Our products are first launched on elfcosmetics.com, and distribution is generally only broadened to our retail customers after we receive strong consumer validation online. We believe this has led to our consistently strong productivity. We are one of the fastest growing cosmetics brands at Target, Walmart and CVS.

Our brand appeals to some of the most sought after consumers in the category. We believe the combination of our affordable price points and on-trend, innovative product assortment encourages trial, offers a strong value proposition and appeals to a broad base of consumers. Relative to the overall cosmetics category, our brand over-indexes with Millennials, multi-cultural consumers and some of the heaviest users in the category. This attractive and loyal consumer base supports high sales per linear foot and higher category sales for our retail customers. By combining our strong relationships with leading retailers with integrated consumer engagement across our e.l.f. stores, e-commerce and social media, we are a true multi-channel brand.

Our net sales growth in the United States over the last three years was 20 times that of the mass cosmetics category on average. Our net sales still only represented 2.3% of the $8 billion U.S. mass cosmetics category in 2015. Our net sales grew from $144.9 million in the Unaudited Pro Forma Combined 2014 Period to $191.4 million in the year ended December 31, 2015, and, over the same period, our Adjusted EBITDA grew from $28.1 million to $46.2 million, representing an increase of 32% and 64%, respectively. Over the same period, net income grew from an unaudited pro forma combined net loss of $2.9 million to a net profit of $4.4 million. In 2015, our Adjusted EBITDA margin was 24% and our net income margin was 2%.2

Our history

We were founded in 2004 by father-son entrepreneurs Alan and Joey Shamah. Having spent over 30 collective years in the apparel business, they noted the changes being driven by the advent of “fast-fashion” players. They believed that a similar opportunity existed in cosmetics, where the traditional beauty model of high prices, long product cycles and traditional advertising was out of touch with changing consumer behavior. Utilizing sourcing relationships in China, they rapidly created prestige-inspired products at an affordable price. Bypassing traditional channels, they connected directly with consumers and launched elfcosmetics.com, where the first products sold for $1 each.

From those early days onward, we sought to delight our consumers with luxurious beauty at an extraordinary value. Our affordable, on-trend offering coupled with our direct approach resonated with young, diverse makeup enthusiasts, who became loyal e.l.f. consumers and helped build the brand through digital engagement and strong word of mouth. We spent the first few years nurturing this small and loyal consumer base. We grew virally and by 2006 found ourselves with a few hundred thousand orders and a vibrant community that valued our quality, affordable prices and honest approach.

Consumers told us what they did and did not like, as well as what other products they wanted to see from the brand. And we listened. We established deep, genuine connections with our consumers as they informed, inspired and motivated us. We broadened our assortment and expanded our price range up to $6 while staying true to our promise to provide extraordinary value relative to comparable prestige products. e.l.f. brought a degree of sophistication that was not present at these price points, and the industry took note—we won our first Allure Best of Beauty award in 2008 for our Shimmering Facial Whip, building credibility behind our promise of affordable, luxurious beauty.

In 2008, Target, a key beauty destination for many consumers, decided to test e.l.f. in its stores. Once at Target, we brought incremental sales to Target’s cosmetic category and the highest sales per linear foot across the entire cosmetics department. We believe the Target guest appreciated not having to choose between quality and affordable prices, and the e.l.f. cosmetics brand has exhibited strong sales growth in this account ever since. Over the next several years, we nurtured our vibrant community and expanded our distribution to other leading retailers such as Walmart. We gained chain-wide distribution in Target stores in 2013 and in that same year, we opened our first e.l.f. store to add another dimension to the brand experience and further bring our accessible beauty vision to life.

In January 2014, TPG Growth, a leading global private equity firm, acquired a controlling interest in e.l.f. to further scale and transform the company. Concurrent with the acquisition, Tarang Amin was appointed as CEO. The objective was to grow the business by enhancing the management team, building the e.l.f. brand, driving industry-leading innovation, expanding distribution and improving operational efficiency.

[2]	Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under GAAP. See “Summary consolidated financial data” for a discussion of Adjusted EBITDA, Adjusted EBITDA margin and their respective limitations and reconciliations to GAAP measures.

Over the past two years, we have made significant investments in our business by adding top talent and building our functional capabilities. We have developed strong consumer relationships and a new brand strategy behind play beautifully; accelerated our first-to-mass innovation capability, including our first category adjacency in skin care; expanded our distribution to approximately 19,000 retail stores, including Walmart, CVS and Old Navy; and significantly strengthened our operations, including transforming our China team and supplier base to deliver even higher quality. Our efforts have made e.l.f. one of the fastest-growing cosmetics companies in the United States. Women’s Wear Daily, a leading beauty industry publication, awarded e.l.f. Mass Brand of the Year in 2014 in recognition of our strong growth and impact on the overall cosmetics industry.

We are proud of the progress we have made to date and believe that we are in the early stages of brand development with significant room to grow. Many of the traditional brands in cosmetics have been in business 50 to 100 years. We are still building our brand and customer base and will continue to seek to shift industry paradigms. We aim to make the world a place where women can play beautifully every day.

Our mission

Every word of this mission is meaningful to us. We believe that women should not have to choose between quality and price, so we take great pride in making prestige-inspired cosmetics accessible to all women. We understand our consumers and their desire to do more than look good. We share in their joy of makeup and strive to deliver them the beauty experience they desire. Our mission to play beautifully fosters a deep, authentic connection with our consumer.

Play beautifully is more than a trademarked slogan. It is an invitation to celebrate our consumer’s love of makeup, passion to explore new products and techniques, and desire to look and feel beautiful every day. From natural to classic to bold, e.l.f. gives our consumers endless possibilities so that they can have fun creating the looks they want.

The cosmetics industry is large and attractive

We believe that the cosmetics category is highly attractive given its scale, growth dynamics and consumer demand trends. The U.S. and global cosmetics markets generated $14 billion and $57 billion, respectively, of retail sales in 2015. The cosmetics category primarily consists of face makeup, eye makeup, lip products, nail products and cosmetics sets/kits and excludes beauty tools and accessories such as brushes and applicators.

•	Face makeup. Face makeup products include BB/CC creams, blush, bronzer and highlighter, foundation, concealer and powder. Estimated U.S. retail sales of face makeup were $5 billion in 2015.

•	Eye makeup. Eye makeup products include eyeliner/pencil, eye shadow and mascara. Estimated U.S. retail sales of eye makeup were $4 billion in 2015.

•	Lip products. Lip products include lip gloss, lip liner/pencil and lipstick. Estimated U.S. retail sales of lip products were $3 billion in 2015.

•	Nail products. Nail products include nail polish, nail treatments/strengthener and nail polish remover. Estimated U.S. retail sales of nail products were $1 billion in 2015.

•	Cosmetics sets/kits. Cosmetics sets/kits include multiple cosmetics items of the same brand line packaged together in a set and priced at an advantageous price compared to purchasing the items separately. Estimated U.S. retail sales of cosmetics sets/kits were $1 billion in 2015.

The following chart illustrates cosmetics sales in the United States by product type in 2015:

U.S. Cosmetics Retail Sales by Product 2015

Source: Euromonitor International Limited

The cosmetics category has experienced strong growth both in the United States and globally. In the United States, retail sales increased from $11 billion in 2010 to $14 billion in 2015, representing a CAGR of 5%, with each product category driving growth. Globally, retail sales increased from $43 billion in 2010 to $57 billion in 2015, representing a CAGR of 5%. Drivers of growth include innovation and new product launches, which span from new formulations that enhance performance, feel and fragrance, to new colors, delivery forms and packaging.

Cosmetics appeal broadly to women of all ages and ethnic groups, with penetration reaching 82% of U.S. women in 2014. Given the importance of cosmetics in a woman’s daily regimen and the availability of products across price points, the category has demonstrated resiliency through economic cycles. For example, during the most recent recessionary period of 2008 to 2009, the cosmetics category remained stable while broader gross domestic product declined 3%. We expect cosmetics to continue to be among the fastest growing and most consistent consumer categories.

Channels

Cosmetics are broadly sold through food, drug, and mass channels, which accounted for 46% of U.S. cosmetics retail sales in 2015. Cosmetics are also distributed through department stores, direct and specialty channels accounting for 27%, 20% and 7% of retail sales, respectively, in 2015. The following chart illustrates cosmetics retail sales in the United States by channel in 2015:

U.S. Cosmetics Retail Sales by Channel 2015

Source: Euromonitor International Limited data, Company channel definitions

FDM stores are typically considered to be the mass channel and include a diverse set of retailers, including grocery retailers such as Kroger, drug retailers such as CVS and mass merchandisers such as Target and Walmart. This channel is a key beauty destination for many consumers that seek affordable cosmetics and find that the large store footprints and multi-category offerings provide added convenience. From 2010 to 2015, cosmetics retail sales in FDM stores grew at a 4% CAGR.

Department stores typically utilize an assisted sales model for selling prestige cosmetics: products are stored in locked cabinets and consumers must ask a store associate to hand them products they would like to purchase. In this channel, store associates are able to provide beauty advice, product recommendations and facilitate product trial. From 2010 to 2015, cosmetics retail sales in department stores grew at a 7% CAGR.

The specialty channel includes multi-brand beauty retailers such as Sephora and Ulta. The cosmetics specialty channel also includes mono-brand beauty retailers such as e.l.f., Benefit Cosmetics and MAC Cosmetics. While beauty specialty retailers utilize an open sell model in which consumers are able to directly select product from shelves, stores are also staffed by sales associates who are able to provide advice, recommendations and promote product trial. In addition, many also offer salon services such as brow bars and spa services such as facials. Some specialty retailers in apparel and other segments, such as Old Navy, also offer cosmetics. From 2010 to 2015, cosmetics retail sales in specialty channels grew at a 3% CAGR.

The direct channel includes e-commerce, home shopping and direct selling. e-commerce sales accounted for 10% of the U.S. cosmetics market in 2015. From 2010 to 2015, while retail sales in the direct channel grew at a 6% CAGR, e-commerce sales grew at a 15% CAGR, three times the rate of the broader cosmetics category. We believe that beauty bloggers, social media and other online content enable consumers to be educated about cosmetics online and that growth rates in this channel will continue to outpace the broader category.

e.l.f. participates in the FDM, specialty and direct channels and has a strong track record of delivering above category average growth.

Market segments

In the United States, the cosmetics category traditionally has been separated into two discrete segments—prestige and mass—which generally represent higher and lower price points and are associated with certain channels. The following chart illustrates cosmetics sales in the United States by market segment in 2015:

U.S. Cosmetics Retail Sales by Segment 2015

Source: Euromonitor International Limited

Prestige products, which accounted for 42% of U.S. cosmetics retail sales in 2015, are characterized by higher price points and are typically sold in department stores and in high-end specialty stores such as Sephora. They have historically been at the forefront of quality and innovation in the category but remain too expensive for many consumers in the United States, where the average disposable personal income is less than $15,000. From 2010 to 2015, retail sales in the prestige segment grew at a 9% CAGR.

Mass products, which generated 58% of 2015 U.S. cosmetics retail sales, are more affordable than their prestige counterparts but generally have not delivered the same level of quality or innovation. They are more broadly available than prestige products given their presence in FDM and direct channels. From 2010 to 2015, retail sales in the mass segment grew at a 3% CAGR.

We believe that a paradigm shift has occurred in cosmetics: today’s cosmetics consumer is increasingly connected and informed, and purchasing decisions are often influenced by friends, beauty bloggers, social media and other online content. These sources provide consumers easy access to a breadth and depth of information formerly only available from beauty experts in assisted sales environments. The growth of specialty retailers like Ulta that carry both mass and prestige products has blurred the lines between segments and influenced consumers’ perceptions of each. As a result, consumers have shown a propensity to seek the most innovative products across prestige and mass to maximize their experience and budget.

Competitive landscape

The cosmetics industry is relatively concentrated. In 2015, over 60% of cosmetics retail sales in the United States were generated by brands owned by L’Oreal S.A., The Estee Lauder Companies Inc., The Procter & Gamble Company, Revlon Inc. and Shiseido Company, Limited. These large multinational companies own many brands across mass and prestige cosmetics. Of the nearly 30 cosmetics brands with retail sales exceeding $100 million in the United States in 2015, e.l.f. is one of only four that are independent. In addition to the traditional brands against which we compete, small independent companies continue to enter the market with new brands and customized product offerings. At less than 1% of total cosmetics retail sales, there is low private-label penetration in this highly branded category.

Among other areas, we believe that we compete against other cosmetics brands on price, quality of products and packaging, perceived value, innovation, in-store presence and visibility, and e-commerce and mobile commerce initiatives. e.l.f.’s share of the U.S. mass cosmetics market was 2.3% in 2015, ranking us as the eighth largest mass cosmetics brand in the United States excluding brands primarily focused on nails.

In 2015, e.l.f.’s retail sales grew at 43%, which is almost five times faster than the next fastest top-10 mass cosmetics brand based on size, excluding brands primarily focused on nails, as illustrated by the chart below:

2015 Sales Growth for Top 10 U.S. Mass Cosmetics Brands Based on Size(1)

Source: e.l.f. retail sales growth rate per Nielsen and e.l.f. internal data; other brands retail sales growth rates per Euromonitor

(1)	Excludes Sally Hansen, which is primarily a nail brand.

Our strategic differentiation: how e.l.f. helps women to play beautifully

We are driven by what today’s cosmetics consumer wants—an assortment of high-quality, prestige-inspired cosmetics at extraordinary value. We do not define ourselves as strictly mass or prestige, or limit our product availability to select channels. Through our modern consumer engagement and responsive innovation model, we interact with our consumers instead of broadcasting at them. This allows us to stay in tune with their needs and build trust and loyalty. Our business model has multiple areas of competitive advantage:

Authentic brand that attracts some of the best consumers in the category

e.l.f. was founded to fill the gap between high-priced prestige beauty products and less innovative mass products. For over a decade, we have prioritized getting to know our consumers, and they in turn have provided us with valuable feedback, enabling us to address this gap and build e.l.f. into an authentic and trusted brand. By providing a comprehensive experience—from integrated engagement online, through social media and in our stores to our differentiated product offerings—we have drawn a strong following among the most sought after and heaviest users of cosmetic products.

One of our greatest strengths is the consumer that we attract. We appeal to a broad base of beauty consumers from experts to novices who enjoy experimenting with makeup. Many traditional brands have rapidly aging user bases. In contrast, we have strong appeal with Millennials and Hispanics, two of the fastest growing demographic groups in the United States.

Cosmetics Industry Consumers* – Age and Ethnicity

Source: Calimesa Consulting Partners, LLC; MetrixLab	Source: Third-party study commissioned by our Sponsor

* Includes mass and prestige cosmetics

Consumer-centric and efficient marketing model

We believe that modern cosmetics consumers are fundamentally different than generations of women before them and are not as engaged by the broad-scale marketing and advertising tactics used by many traditional beauty companies. In 2014, over $2 billion was spent on U.S. beauty advertising according to Nielsen, including many print media and TV campaigns highlighting celebrities and supermodels as brand advocates. In contrast, e.l.f. has deployed a low-cost, consumer-centric marketing model. Total expenses for advertising and promotions in 2015 were $3.9 million, less than 3% of our net sales. This compares to an average of over 20% of net sales for the top five global cosmetics companies from both the mass and prestige segments by net sales in their last fiscal year according to their public filings with the SEC or equivalent international regulatory agency.

Our consumers have been our best advocates, growing the e.l.f. brand virally through strong word of mouth. Many are very active in social media, write reviews of our products online and generate content on YouTube and other social media outlets. We have the #1 mass cosmetics brand e-commerce site with over 25 million visitors a year and possess a social media following on Instagram, Facebook and YouTube that rivals the larger cosmetic brands. elfcosmetics.com reflects our passionate consumer base with over 100,000 ratings. Over the past two years, we have received 18 times more reviews than the industry average. Consumers also love our high-quality, innovative products, with 66% of 2015 reviews being 5 stars, the highest rating. Our digital content—including images, text, and video—inspires our fans with looks and products they love and avoids common industry messaging that beauty is about perfection. We feature e.l.f. consumers as our stars, and reinforce our promise to make luxurious beauty accessible.

High-quality cosmetics at an extraordinary value enabled by flexible, asset-light operations

e.l.f. consumers recognize our ability to provide a broad assortment of high-quality products at an extraordinary value. The majority of our items retail for $6 or less, providing a low-risk way for consumers to try new products. Examples of our high-quality and extraordinary value innovations include e.l.f. Mineral Infused Face Primer at $6 versus a prestige primer at $36, e.l.f. Baked Eyeshadow Trio at $4 versus a competitive baked eyeshadow trio at $28 and e.l.f. Lip Exfoliator at $3 versus a similar type of lip treatment at $24. From formulation to package design, our products deliver quality and innovation at a fraction of prestige prices, facilitating frequent consumer purchasing and experimentation without the guilt of overspending.

Our low price points are supported by our ability to source low cost, high-quality cosmetics quickly. As of August 2016, we had 48 e.l.f. professionals involved in sourcing, quality and innovation. We have longtime relationships with strategic vendors that pair a strong quality orientation with the ability to execute rapidly. Our supply chain is built for growth with asset-light operations, ample capacity and low capital requirements. This capability and commitment to an agile supply chain allows us to introduce a stream of on-trend innovation.

All e.l.f. products are hypoallergenic and non-comedogenic. We do not test on animals or endorse such practices, nor do we use ingredients that are tested on animals. We have been designated as being a “cruelty-free” company by People for the Ethical Treatment of Animals.

Our portfolio spans the eyes, lips, face, kits, tools and skin care categories. Our largest product categories, face makeup and eye makeup, accounted for 38% and 33%, respectively, of our sales of cosmetics in 2015, which excludes tools and skin care. In comparison, face makeup and eye makeup accounted for 36% and 29%, respectively, of the U.S. cosmetics category retail sales in 2015.

Eye makeup.    Eye makeup accounted for 33% of our sales in 2015, excluding tools and skin care. Eye makeup is a segment where our consumers truly have an opportunity to play and experiment. Our breadth of accessible, high-quality eye makeup includes eyeshadow, eyeliner, mascara and eyelashes, and eyebrow grooming products. We offer everything from the basics to must-have items for capturing the season’s latest looks. Our top-rated eye cosmetic products include our best-selling Mad for Matte Eyeshadow Palette with 10 matte shades that consumers can use to customize a multitude of looks, our e.l.f. Eyebrow Kit and e.l.f. Intense Ink Eyeliner. We currently offer eye makeup products with retail prices from $1 to $10.

Lip makeup.    Lip makeup accounted for 14% of our sales in 2015, excluding tools and skin care. We offer a wide assortment of color and non-color lip products that delight our consumers. Our lip colors are made with nourishing ingredients in a range of finishes and forms, including lipsticks, glosses and liners. Our Matte Lip Color and Moisturizing Lipsticks offer deep, pigmented color for $3 and are consistent top sellers. We also offer lip care products like our e.l.f. Lip Exfoliator that gently exfoliates lips prior to makeup application. Overall, our lip products have retail prices from $1 to $10.

Face makeup.    Face makeup accounted for 38% of our sales in 2015, excluding tools and skin care. Our consumers use a variety of products to achieve their desired look. Their multi-step regimen often involves products from a base primer layer to finishing and highlighting powders. Our high-quality face makeup line includes a breadth of complexion essentials our consumers can use to prime their skin, conceal imperfections and smooth, sculpt, highlight and define a look. We currently offer foundation, primer, blush, powder, concealer, bronzer, tinted moisturizer, shimmer, bronzers and luminizers that retail from $1 to $8. Consumer favorites include the top-rated e.l.f. Blush Palette and e.l.f. Mineral Infused Face Primer.

Kits.    Kits accounted for 15% of our sales in 2015, excluding tools and skin care. In addition to purchasing our products individually, our consumers may opt to try our sets, kits and palettes, which encourage them to try a complete look and provide greater variety at exceptional value. We also provide special kits during the holiday season that enable consumers to gift their favorite e.l.f. products. These kits also give national retailers an opportunity to prominently display e.l.f.

Beauty tools.    We sell a broad range of prestige-inspired makeup brushes, tools and accessories that enable our consumers to perfect the technique and look they desire. Within tools, many of our brushes are top sellers, including our e.l.f. 11 Piece Brush Collection for $30 and our e.l.f. Kabuki Face Brush for $6. Our tools are highly complementary to our eye, lip and face makeup and round out what our consumers need to play beautifully. We currently offer beauty tools, including brush sets, with retail prices ranging from $1 to $35.

Skin care.    In late 2015, we launched our skin care line. Inspired by global and prestige trends, e.l.f. skin care provides the consumer with a luxurious beauty experience – high-quality formulas with prestige-like componentry and packaging, all at an extraordinary value. Our skin care assortment offers a regimen of hydration-focused products and includes moisturizers, cleansers, eye and night creams, masks, an exfoliating scrub and a serum. Leveraging our historical success with tools, we also offer skin care-specific brushes. Within the first year of our skin care launch, the e.l.f. Daily Hydration Moisturizer received an Allure Best of Beauty award. Our skin care products have a retail price range between $4 and $12.

Fast-cycle innovation and validation model

We believe innovation is key to our success and that we are a leader in the industry in speed and new product introductions. We have built an innovation capability that can progress a new e.l.f. beauty product from concept to online launch in as few as 20 weeks from concept, and 27 weeks on average. In 2015, this capability allowed us to introduce over 50 new items across eyes, lips, face, tools, kits and skin care, and 40% of our retail sales came from products launched in the last three years based on data from Nielsen.

We leverage multiple sources of inspiration to develop our new product ideas, including global trend assessments, supplier and industry research, strategic customer input and consumer feedback and insights. Our innovation strategy is underpinned by three key pillars to delight consumers:

•	First-to-mass. “First-to-mass” products are inspired by trends in prestige beauty that we bring to the mass market. As consumers are increasingly savvy and knowledgeable about trends in the prestige market, they look for how they can achieve on-trend looks, but at an accessible price. In the past eight years, we have introduced over 50 new items. Examples include the e.l.f. Mineral Infused Face Primer at $6 versus a prestige primer at $36, e.l.f. Baked Eyeshadow Trio at $4 versus a competitive baked eyeshadow trio at $28, the e.l.f. Contouring Brush at $6 versus a similar type of brush at $35 and the e.l.f. Lip Exfoliator at $3 versus a similar type of lip treatment at $24.

•	Core expansion. Core expansion items are those trend-inspired products across eyes, lips, face and tools that augment our assortment and deliver extraordinary value across price points. We consistently evaluate our core eyes, lips, face and tools offerings and develop new items based on category trends, consumer feedback and other market intelligence. We had over 50 new launches in 2015, including Intense Ink Eyeliner at $3, Instant Lift Brow Pencil at $2, Gotta Glow Lip Tint at $6 and Matte Magic Mist & Set Spray at $4.

•	Adjacencies. We believe that we can reapply our model to launch products into adjacent categories. We recently entered the skin care category with a high-quality skin care product assortment priced at just $4 to $12. Inspired by global and prestige trends, e.l.f. skin care provides the consumer with a luxurious beauty experience – high-quality formulas with prestige-like componentry and packaging, all at an extraordinary value.

When we launch a new e.l.f. beauty product online, we leverage our unique community of digitally engaged consumers. With 25 million visits per year and over 100,000 online reviews, elfcosmetics.com is a vehicle for refining products and determining best sellers. We are able to analyze sales results, reviews and feedback through social media to provide a quick indication of a product’s performance. We use this valuable data to introduce validated, best-selling products to retail, which drives leading performance relative to others in the category. Not only does this fast, high-output, testing methodology result in leading performance in retail, it also contributes to building our consumer relationships. Our consumers are part of the process, and know that their feedback is valuable and impacts the brand. We believe our active dialogue with our consumers provides us with a highly differentiated perspective on innovation and informs the launch, validation and refinement of our products.

Unlike many cosmetics companies that launch products in concert with the timing of when retailers rearrange or restock products, we leverage our multi-channel model to launch products throughout the year and test them online and in e.l.f. stores. Distribution is generally only broadened to our retail customers after we receive strong consumer validation in those channels, leading to strong productivity and year-over-year comparable store sales growth. This focus on best sellers allows us to present retail customers with a broad portfolio of highly productive products with focused color assortments, which contrasts starkly with most cosmetics companies’ broad color assortments spread over fewer items.

True multi-channel brand blurs the lines between mass and prestige

We are a true multi-channel brand with strength across e-commerce, national retailers and our e.l.f. stores. Our ability to engage our consumers across multiple touch points differentiates e.l.f. from traditional mass brands, which typically focus on one channel. We also leverage insights gained from each channel to drive performance across the business.

e-commerce.    We have the #1 mass cosmetics brand e-commerce site with over 25 million visitors per year and 4.5 million cumulative transactions representing over 50 million units. elfcosmetics.com also has the highest revenue, traffic, time spent on-site and units per transaction of any mass cosmetics brand website. Our e-commerce business serves as a strong source of sales and an important component of our engagement and innovation model. We have nurtured a loyal, highly active online community for over a decade. Our foundation as an e-commerce company and our digital engagement model drive high conversion on elfcosmetics.com, where we sell our full product offering of over 900 SKUs. Offering a dynamic platform for consumers to play beautifully, elfcosmetics.com reflects our passionate consumer base with its more than 100,000 ratings. Over the past two years, we have received 18 times more reviews than the industry average.

National retailers.    We currently sell our products in approximately 19,000 retail stores in the United States in the mass, drug store, food, and specialty retail channels. We are one of the fastest growing cosmetics brands at Target, Walmart and CVS. e.l.f. offers retailers a compelling retailer value proposition driven by four key factors:

•	Highly sought after consumers. One of our greatest strengths is the consumer that we attract. We appeal to a broad base of beauty consumers—from experts to novices who enjoy experimenting with makeup—and have drawn a strong following among the most sought after and heaviest users of cosmetic products. Many traditional brands have rapidly aging user bases. In contrast, we have strong appeal with Millennials and Hispanics, two of the fastest growing demographic groups in the United States.

•	Innovation. The key drivers of growth in the cosmetics industry are innovation and new product launches, and we have a track record of bringing prestige-inspired innovation quickly to the mass channel. We have built an innovation capability that can progress a new e.l.f. beauty product from concept to online launch in as few as 20 weeks and 27 weeks on average. Our new on-trend products attract consumers to our retail customers’ stores and drive increased sales from consumers wanting to experience these trending products.

•	Highly incremental sales. Most new brands entering a category capture the majority of their sales from existing brands instead of adding new sales to the category. By contrast, e.l.f. has proven its ability to deliver incremental category sales across a range of retail formats. A recent controlled store test at a national retailer highlighted that over 50% of e.l.f.’s sales were incremental to the key product categories upon introduction of e.l.f. products at the retailer, as opposed to diverting sales from another brand on the shelf.

% of e.l.f. Sales Incremental to Select Cosmetics Product Categories

Source: e.l.f. point of sale data from a national retailer’s internal data

•	High productivity. From a productivity standpoint, we stand out in comparison to other brands in the category on both a dollar sales and unit sales basis. The chart below illustrates our productivity at one of our largest retail customers.

Brand Productivity Per Linear Foot Per Week at a National Retailer

Source: U.S. cosmetics retail sales per Nielsen XAOC including C-Stores database for a national retailer for the 52 weeks ended February 19, 2016 and linear feet per Retail Merchandising Services, Inc. data

Our top 10 retail customers represented 72% of our net sales in 2015. Our largest retail customers, Target and Walmart, accounted for 28% and 23%, respectively, of our net sales in 2015.

Target is our longest-standing national retail customer and a key beauty destination for many consumers. At Target, we achieved double digit growth in retail sales from 2014 to 2015. e.l.f. is Target’s most productive cosmetics brand measured in sales per linear foot, and we have had full chain distribution in the United States since 2013. We have been steadily growing shelf space at Target and believe there is a significant opportunity for more space given the productivity of our larger sets and a strong innovation pipeline.

At Walmart, the world’s largest retailer, we have significantly outpaced cosmetics category growth and continue to earn additional space. Cosmetics is an important category for Walmart, with sales of over $2 billion in the United States in 2014. Similar to our experience at Target, we have been able to grow Walmart’s cosmetics category through incremental consumer purchases and strong productivity. As of August 2016, e.l.f. products were sold in approximately 85% of Walmart’s U.S. stores. Given our strong productivity, we believe we have the opportunity to expand distribution to more stores as well as gain additional shelf space.

In the drug channel, CVS, the largest drug store chain in the United States, undertook a national roll-out of e.l.f. in 2015 based on strong test results. We are still in the early stages of both CVS and broader drug channel expansion.

In the specialty channel, we have full chain distribution at Old Navy, and the brand continues to earn incremental space as a result of strong productivity.

e.l.f. stores.    We were the first mass cosmetics brand with our own stores, a format historically limited to prestige brands. We believe our stores serve as one of our most effective and efficient vehicles for marketing and consumer engagement. e.l.f. stores showcase a broad assortment of e.l.f. products, create an environment dedicated to play beautifully, and allow us to test and validate new products. As of August 2016, we had nine e.l.f. stores in the New York metro area located in high-traffic malls and urban areas.

International.    e.l.f. products are sold in a number of international markets. Similar to how we started in the United States, we believe we can introduce e.l.f. via an e-commerce platform to test new markets and expand our distribution based on the market-specific learnings we gather online. This approach, coupled with our rapid, low-cost innovation, provides flexibility and a strong foundation for growth in new and established markets abroad. We are focused on growing sales in three priority international markets: Canada, the United Kingdom and Mexico. We have also identified other attractive markets where we believe the e.l.f. brand can succeed, including Australia, Chile, France and Vietnam, among others. International sales accounted for 7% of net sales in 2015.

High-performance team and culture

Our CEO Tarang Amin joined us in January 2014, and under his leadership we have assembled a world-class management team that possesses an excellent track record of results and has successfully worked together for many years. During the team’s prior tenure at Schiff Nutrition (NYSE: SHF), the company grew in enterprise value from $190 million to $1.5 billion in less than two years and was acquired by Reckitt Benckiser (London Stock Exchange: RB). With strong backgrounds from The Clorox Company, The Procter & Gamble Company, L’Oreal S.A., Mary Kay Inc., TPG and other leading companies, our team has demonstrated skills in building brands, leading innovation, expanding distribution, making acquisitions and driving world-class operations. We operate with a high-performance team culture. We communicate with great candor and transparency in the spirit of helping the team succeed, make quick decisions and drive executional excellence. The combination of a talented team, strong culture and values and disciplined execution forms the foundation of our success.

Our values guide our behavior and set the tone for our high-performance team culture:

The e.l.f. growth strategy

We believe e.l.f. is one of the most disruptive brands in the cosmetics industry. We are in the early stages of development, with significant room to grow by converting more consumers to the brand, making e.l.f. products more widely available and offering more innovative products to our consumers. We expect the United States to be the largest source of our growth over the next few years and also see an opportunity to expand in select international markets. We also believe we have an opportunity to improve our margins through greater operating leverage and efficiency.

We have made substantial investments over the last two years and believe we are well positioned for continued growth driven by four strategies:

•	Build a great brand

Draw new consumers to the brand.    We have a loyal consumer following, as illustrated by our repeat purchase rates which are among the highest in the industry: 58% of our consumers purchase one or more additional products within 12 months of initial purchase. We believe we can significantly grow this following of passionate consumers from current levels. Increasing brand awareness is a major growth driver for our company, as it has historically led to strong trial and high repeat purchase rates. e.l.f. is still unknown to many women, with only 6% unaided and 58% aided awareness as of August 2015. In contrast, many traditional brands have unaided awareness close to 40% and aided awareness close to 100%. We plan to continue to drive awareness and draw consumers to the brand.

Encourage current consumers to use more e.l.f. products.    Our consumers’ loyalty to the e.l.f. brand drives growth through increased usage of our products across categories and advocacy of our brand to other potential consumers. Many of our consumers regularly visit elfcosmetics.com, where in 2015 they bought over nine units per transaction on average. We have designed our product assortment to encourage cross-category purchases across eyes, lips, face, tools and skin care. We find that consumers often enter the brand through one of our lower priced items and then purchase other e.l.f. products across categories once they understand our extraordinary value proposition. Our consumers also seek out our innovation, buying new products both online and in stores. We believe that through sustained innovation and efficient marketing, we will increase the number of e.l.f. items our consumers purchase.

•	Lead innovation

Use innovation to drive sales and margin.    We have a track record of bringing prestige-inspired innovation quickly to the mass channel. We expect to continue to leverage our rapid innovation and flexible supply chain to introduce new products across the eyes, lips, face and tools categories. We believe our innovation has also led consumers to purchase products at higher price points while still delivering an extraordinary value. Many consumers who first tried a $1 item have now migrated to $3 to $8 items, which often have higher margins than our less expensive products.

Expand into skin care and relevant adjacencies.    We have successfully brought a prestige-like approach to mass cosmetics at extraordinary value. We believe there are opportunities to use this same approach in other beauty categories, leveraging our brand equity and relationship with e.l.f. enthusiasts to extend our brand into adjacent segments. One such category is skin care, which generated $16 billion in retail sales in the United States and $110 billion globally in 2015. We recently introduced a high-quality skin care line retailing for just $4 to $12 per product, a fraction of the price of prestige brands. We plan to capitalize on our innovation expertise to develop new products in other adjacent categories.

•	Expand brand penetration

Grow space allocation with our existing national retailers.    We have significant potential upside in deepening distribution with our existing retailers by continuing to leverage our productivity, innovation and growth to win more shelf space. Even at our largest customers, e.l.f. is currently in less than 6% of the space allocated to cosmetics despite having among the highest productivity in the category. While certain legacy cosmetics brands have an average of 15 to 18 feet of inline space in major retailers, e.l.f.’s average is only five feet. We believe that our strong performance will enable our shelf presence in our current retailers to become larger over time.

Increase number of new customers.    We are one of the fastest growing cosmetics brands at Target, Walmart and CVS, and our growth rates and productivity are among the highest in the industry. We have major distribution whitespace, as we are currently in only approximately 19,000 national retail stores in the United States and believe there are thousands of additional stores available to us.

Grow our direct-to-consumer business.    We plan to grow elfcosmetics.com by driving traffic and conversion. In addition, our e.l.f. stores have been highly productive and profitable. As of August 2016, we operated nine stores in the New York metro area and we plan to selectively open more e.l.f. stores nationally in high-traffic areas.

Expand internationally.    We operate in a number of countries outside the United States, which accounted for 7% of our net sales in 2015. Given the portability of the e.l.f. brand, we believe that we have a significant opportunity in international markets over the long term.

•	Drive world-class operations

Leverage high-performance team culture and execution capability.    We have made significant investments in our business over the past two years by hiring top talent and building functional capabilities. Our management team comes from leading consumer packaged goods companies and has experience implementing growth strategies and driving operational improvements. We believe what differentiates us from many traditional cosmetics companies is our ability to make fast decisions and execute with excellence. We believe we have a major speed-to-market advantage over many other companies and are highly responsive to retail customer and consumer needs. We will continue to leverage our executional excellence as we seek to become the preferred partner of our key customers.

Drive operating margins and efficiencies.    We have built a low-cost, quality-oriented supply chain with ample capacity to support future growth. We intend to grow our margins by pursuing additional cost savings opportunities and enhancing our product mix through innovation. We also expect to benefit from operating leverage as we scale the business.

Operations

We have developed a scalable, asset-light supply chain centered on speed to market and high-quality at low costs. Our China-based sourcing, quality and innovation teams work with their U.S.-based counterparts to deliver ongoing product quality, innovation and cost savings.

Manufacturing process

Our manufacturing process centers on close collaboration with a network of third-party manufacturers in China. What differentiates us is our ability to drive speed, quality and efficient production. We leverage high annual unit volumes with our suppliers to have them quickly produce small quantities of a new product so that we can launch online in as few as 20 weeks and 27 weeks on average. These early sales provide us with validation data to determine which products to introduce at our national retail customers. Based on what we decide to scale up, we can provide higher, more reliable, longer-term volumes to our manufacturers. We find this process more efficient than making assumptions about what products will sell and being burdened with high levels of working capital.

Over the past two years, we have transformed our China team and supply network to drive even higher quality, while keeping our flexible and low cost structure. We have ample manufacturing capacity as well as back-up capability in the event that one or more suppliers cannot meet our needs. Our broad supply base gives us the ability to fulfill our product requirements and remain cost competitive.

Innovation

Leading innovation is one of our core strategies and is supported by strong research and development capabilities. We have built a team of both internal and external personnel that focuses on a broad range of innovation capabilities including product development, materials science, quality assurance and packaging. Our team delivers dozens of new products every year as well as improvements to our core line.

Our innovation approach is consumer driven. Our product development team works closely with marketing to identify consumer needs, trends and market opportunities. We use these insights to quickly develop and screen prototypes. We utilize elfcosmetics.com to validate our innovation through sales data and direct consumer feedback. This leads to a nimble process that delivers rapid output.

We are passionate about delivering high-quality products. Our in-house quality control, quality assurance and regulatory staff define product specifications and formulas. We partner with a network of third-party manufacturers for production. Product quality and performance is achieved by applying industry standard processes for ingredient integrity and manufacturing compliance. We supplement these processes with both internal and external stability and microbiological testing to monitor compliance with industry and country-specific regulations and standards.

Ingredients and packaging

We work closely with our suppliers on new product innovation and quality. Our innovation team creates our formulas and our suppliers produce to our specifications. With no single product contributing more than 2% of net sales in 2015, and with over 200 materials used in our formulas, we are not overly dependent on any single formula raw material. These raw materials are broadly available and have regular quality testing for ingredient integrity.

e.l.f. team members create our component and secondary packaging specifications and source their production. We have multiple component and packaging suppliers in place with ample back-up capacity. Our co-packers purchase from our packaging suppliers at our pre-negotiated specifications and rates. This allows us to efficiently manage our packaging quality, capacity and cost.

Quality control

We have a comprehensive quality assurance program that gives us visibility into the quality of our products during the sourcing and production cycle. Our innovation team approves product samples and is on-site for initial production runs. Our China-based quality team provides oversight through on-site inspections and audits of our third-party manufacturers as well as component and packaging suppliers. We conduct comprehensive audits at least annually of all our suppliers and have an on-site weekly presence at our primary suppliers, where we inspect and monitor finished and semi-finished product, raw materials, batch records and testing records. We also validate our manufacturers’ finished product testing results with third-party laboratory testing. In the spirit of continual improvement, we have frequent dialogue with our suppliers on quality assurance enhancements.

Warehousing, distribution and logistics

In early 2016, we opened a new distribution center in Ontario, California, to replace our previous distribution center in New Jersey. This facility supports multi-channel shipping, with the ability to pick and ship directly to e-commerce consumers, e.l.f. stores, national retail customers and international customers. We have also invested capital in scanning and conveying technology. Our facility is operated by a leading third-party logistics provider.

Seasonality

Our results of operations are subject to seasonal fluctuations, with net sales in the third and fourth fiscal quarters typically being higher than in the first and second fiscal quarters. The higher net sales in our third and fourth fiscal quarters are largely attributable to the increased levels of purchasing by retailers for the holiday season, and adverse events that occur during the third or fourth quarter could have a disproportionate effect on our results of operations for the entire fiscal year. As a result of higher sales during the third and fourth quarters, our working capital needs are greater during the second and third quarters of the fiscal year. Fluctuations throughout the year are also driven by the timing of product restocking or rearrangement by our major customers as well as our expansion into new customers. Because a limited number of our retail customers account for a large percentage of our net sales, a change in the order pattern of one or more of our large retail customers could cause a significant fluctuation of our quarterly results or reduce our liquidity.

Management information systems

We use our information systems to manage our national retailers, e.l.f. stores, e-commerce and corporate operations. These management information systems provide business process support and intelligence across our multi-channel operations.

In 2015, we embarked on a comprehensive strategy to replace our legacy information system infrastructure. Our new systems employ a comprehensive enterprise resource planning (“ERP”) platform provided and supported by a leading global software partner. This system covers order entry, customer service, accounts payable, accounts receivable, purchasing, asset management and manufacturing.

Our order management process is automated via electronic data interchange with the vast majority of our retail customers feeding orders directly to our ERP platform. From time to time, we enhance and complement the system with additional software. We are currently integrating into a warehouse management system managed by our third-party logistics provider, which will allow us to improve real-time tracking and management of inventory. We are also implementing computerized point-of-sale systems in our e.l.f. stores to enable real-time reporting and analytics.

In connection with our overall strategy and improvement of these processes, we hired a Vice President of Information Technology in 2016 who oversees our systems infrastructure upgrade. We expect these systems to be fully functional by the third quarter of 2016 and have a broader strategic roadmap to continue building our information technology capabilities.

Trademarks and other intellectual property

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our primary trademarks include “e.l.f.,” “eyes lips face” and “play beautifully,” all of which are registered with the U.S. Patent and Trademark Office for our goods and services of primary interest. These trademarks are also registered or have a registration pending in Australia, Brazil, Canada, China, the European Union, India, Mexico, Russia and approximately 20 other countries or registries. We also have numerous other trademark registrations and pending applications for product names and tag lines. Our trademarks are valuable assets that reinforce the distinctiveness of our brand and our consumers’ favorable perception of our products. The current registrations of these trademarks in the United States and foreign countries are effective for consecutive terms of 10 to 15 years and due for periodic renewals, presently scheduled between 2016 and 2028, provided that we comply with all applicable renewal requirements including, where necessary, the continued use of trademarks in connection with the listed goods. In addition to trademark protection, we own numerous URL designations, including elfcosmetics.com. We also rely on and use reasonable business activities to protect unpatented proprietary expertise and product formulations, continuing innovation and other know-how to develop and maintain our competitive position.

Employees

As of December 31, 2015, we had approximately 159 full-time employees and an additional 72 part-time employees. As of December 31, 2015, we had 104 and 55 full-time employees in the United States and China, respectively. Approximately 93% of our part-time employees worked in our e.l.f. stores. None of our employees are currently covered by a collective bargaining agreement, and we have experienced no work stoppages. We consider our relationship with our employees to be good.

Government regulation

We and our products are subject to regulation by the FDA, the CPSC and the FTC as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, proper labeling, advertising, packaging, marketing, manufacture, safety, shipment and disposal of our products.

Under the FDCA cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify or alter its appearance, with the exception of soap. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA regulations. Cosmetics are not subject to pre-market approval by the FDA, however certain ingredients, such as color additives, must be pre-authorized. If safety of the products or ingredients has not been adequately substantiated, a specific warning label is required. Other warnings may also be mandated pursuant to FDA regulations. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false nor misleading labeling and that they are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies false or misleading labeling or unsanitary conditions or otherwise a failure to comply with FDA requirements, we may be required by a regulatory authority or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations or labels which could result in an insufficient amount of our products in the market and harm our reputation.

The FDA evaluates the “intended use” of a product to determine whether it is a drug, cosmetic product, or both. If a product is intended for use in the diagnosis, cure, mitigation, treatment or prevention of a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug. Drug products will then be subject to applicable requirements under the FDCA. The FDA may also consider labeling claims in determining the intended use of a product. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, or intended for a disease condition, those products may be regulated as “new” drugs. If such products were regulated as “new” drugs by the FDA, it would be necessary to obtain pre-market approval, which includes, among other things, conducting clinical trials to demonstrate safety and efficacy of our products in order to continue marketing those products. However, we may not have sufficient resources to conduct any required clinical studies and because clinical trial outcomes are uncertain we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of those products.

Our current products that are intended to treat acne and used as sunscreen are considered OTC drug products by the FDA. Our OTC products are subject to regulation through the FDA’s “monograph” system which specifies, among other things, permitted active drug ingredients and their concentrations. The FDA’s monograph system also provides the permissible product claims and certain product labeling requirements, based on the intended use of the product. Our OTC drug products must be manufactured consistent with the FDA’s current GMP requirements, and the failure to maintain compliance with these requirements could require us to conduct recalls, market withdrawals, or make changes to our manufacturing practices. Any of these actions could result in harm to our reputation or affect our ability to provide sufficient product to the market.

The FDA may change the regulations as to any product category, requiring a change in labeling, product formulation or analytical testing. However, we may not have sufficient resources to conduct any required analytical testing, reformulate the product or make required label changes, possibly resulting in an inability to continue or resume marketing these products. Any inquiries or investigations from the FDA, FTC or other foreign regulatory authorities into the regulatory status of our cosmetic products and any subsequent interruption in the marketing and sale of those products could severely damage our brand and company reputation in the marketplace.

We are subject to regulation by the CPSC under the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations, and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

The FTC, FDA and other government authorities also regulate advertising and product claims regarding the safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product and reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the use and safety of our products. If we cannot adequately support safety or substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, FTC or other regulatory authority could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations.

We are also subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy and other laws and regulations can be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning privacy and data protection which could affect us. For example, the European Commission recently published the final draft of new data protection regulations that include operational requirements for companies that receive personal data which are different than those previously in place in the European Union, and also include significant penalties for non-compliance.

Environmental, health and safety

We are subject to numerous foreign, federal, provincial, state, municipal and local environmental, health and safety laws and regulations relating to, among other matters, safe working conditions, product stewardship and environmental protection, including those relating to emissions to the air, discharges to land and surface waters, generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste materials, and the registration and evaluation of chemicals. We maintain policies and procedures to monitor and control environmental, health and safety risks, and to monitor compliance with applicable environmental, health and safety requirements. Compliance with such laws and regulations pertaining to the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. However, environmental laws and regulations have tended to become increasingly stringent and, to the extent regulatory changes occur in the future, they could result in, among other things, increased costs to our company. For example, certain states such as California and the U.S. Congress have proposed legislation relating to chemical disclosure and other requirements related to the content of our products.

Description of property

Our principal executive office is located in Oakland, California. We also have one distribution center located in Ontario, California as well as offices in New York and Shanghai, China. In addition, we operated nine e.l.f. stores in the New York metro area as of August 2016. All of our properties are leased. The leases expire at various times through 2026, subject to renewal options. We consider our properties to be generally in good condition and believe that our existing facilities are adequate to support our existing operations.

Legal proceedings

We are from time to time subject to, and are presently involved in, litigation and other proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material adverse effect on our business, financial condition or results of operations.

Management

Executive officers and directors

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them as of September 1, 2016.

Name	Age	Position

Executive Officers

Tarang P. Amin	51	Chairman, Chief Executive Officer and Director

John P. Bailey	36	President and Chief Financial Officer

Richard F. Baruch, Jr.	48	Senior Vice President and Chief Commercial Officer

Erin C. Daley	45	Senior Vice President and Chief Marketing Officer

Jonathan T. Fieldman	46	Senior Vice President, Operations

Scott K. Milsten	47	Senior Vice President, General Counsel, Corporate Secretary & Chief People Officer

Non-Employee Directors

Lauren Cooks Levitan	50	Director

William E. McGlashan, Jr.	52	Director

Kirk L. Perry	49	Director

Joseph A. Shamah	35	Director

Sabrina L. Simmons	53	Director

Maureen C. Watson	48	Director

Richard G. Wolford	71	Director

Executive officers and employee directors

Tarang P. Amin.    Mr. Amin has served as our Chief Executive Officer and Director since January 2014, and has served as our Chairman since August 2015. Mr. Amin has more than 25 years of consumer products experience, as well as a demonstrated record of driving profitable growth at the companies he leads. Previously, he served as President, Chief Executive Officer and Director of Schiff Nutrition, a manufacturer of nutritional supplements, from March 2011 to January 2013. Under his leadership, Schiff, with leading brands Airborne, MegaRed, Digestive Advantage and Move Free, grew enterprise value from $190 million to $1.5 billion. Prior to that, Mr. Amin worked for The Clorox Company, a multinational manufacturer and marketer of consumer products, from December 2002 to March 2011. He served as Vice President, General Manager of The Clorox Company’s $1.7 billion Litter, Food and Charcoal Strategic Business Units, taking Kingsford, Hidden Valley and Fresh Step to new records. He also served in senior management roles that helped to double the sales of the global Clorox franchise to $1.5 billion. Prior to Clorox, Mr. Amin held management positions at Procter & Gamble, a multinational consumer goods company, where he helped grow Pantene’s sales from $50 million to $2 billion, as well as helped increase sales of Bounty by $300 million. Mr. Amin earned his B.A. in international policy and M.B.A. from Duke University. We believe Mr. Amin’s executive leadership skills and considerable experience in consumer products provide him with the qualifications and skills to serve as a member of our board of directors.

John P. Bailey.    Mr. Bailey has served as our President and Chief Financial Officer since August 2015. Previously, from July 2010 to August 2015, Mr. Bailey served as Partner with TPG, a global investment firm, where he was responsible for leading the consumer sector for TPG Growth, LLC, the middle market and growth equity platform of TPG and an affiliate of the Company. While at TPG, Mr. Bailey served as a member of the board of directors of the Company, as well as a number of portfolio companies including Angie’s Artisan Treats, Beautycounter, Fender and Ride and provided significant contributions to the board of directors of Schiff Nutrition. Prior to joining TPG, Mr. Bailey was with Greenwich, Connecticut-based North Castle Partners, a consumer private equity firm focused in the healthy, active and sustainable living sectors, focusing on consumer and retail investments in the personal care, food and beverage, fitness and recreation, vitamin minerals, and supplements and OTC health sectors. During that time, Mr. Bailey served on the boards of directors of Cascade Sports, Octane Fitness and Red Door Spas, and worked closely with a number of other portfolio companies. Prior to North Castle,

Mr. Bailey was in the investment banking division of Credit Suisse First Boston. Mr. Bailey earned his B.B.A. at the University of Michigan Business School.

Richard F. Baruch Jr.    Mr. Baruch has served as our Senior Vice President and Chief Commercial Officer since February 2014. Mr. Baruch most recently served as Senior Vice President and Chief Commercial Officer at Schiff Nutrition from July 2012 to January 2013. From December 2010 to June 2012, he was Vice President, Category Advisory Services at Coca-Cola Refreshments, a division of The Coca-Cola Company, a leading global beverage company, where he led an initiative to build a new organization and bring a new set of capabilities to Coca-Cola’s North American business. From January 2009 to December 2012, Mr. Baruch was President and Chief Operating Officer of Cotn’Wash, Inc., a laundry products company. Prior to that, Mr. Baruch spent 14 years at The Clorox Company in a number of leadership roles, with the most recent as Vice President and General Manager of the Home Care business. He began his career at Procter & Gamble in various sales management roles. Mr. Baruch holds a B.A. in English from the University of Pennsylvania.

Erin C. Daley.    Ms. Daley has served as our Senior Vice President and Chief Marketing Officer since February 2014. Prior to that, Ms. Daley served as Vice President of Marketing and New Products at Schiff Nutrition from September 2011 to January 2013, having led initiatives resulting in more than 35% of company revenue being generated from new items and having established a future product pipeline valued in excess of $100 million. From February 2013 to January 2014, Ms. Daley served as a consultant for Reckitt Benckiser, a multinational producer of health, hygiene and home products, in support of the Schiff business integration, as well as for several health and wellness consumer start-ups. Previously, Ms. Daley worked for Pacific Gas & Electric Company, where she served as Director of Solutions Marketing from January 2010 to September 2011, and Director, Corporate Branding from December 2008 to December 2010. From July 2004 to November 2007, she served as a Brand Manager at Procter & Gamble where she launched Crest Whitestrips and developed Charmin Ultra Strong. She began her career in Washington, D.C. as a legislative affairs and communications representative. Ms. Daley holds a B.A. in Economics from the University of Michigan and an M.B.A. from Cornell University.

Jonathan T. Fieldman.    Mr. Fieldman has served as our Senior Vice President, Operations since July 2016. Prior to that, Mr. Fieldman served as Senior Vice President, Operations at Angie’s Boom Chicka Pop, a snack food company, from January 2015 to July 2016. From January 2014 to January 2015, Mr. Fieldman served as Chief Supply Officer for Shaklee Corporation, a natural nutrition company. Previously, Mr. Fieldman worked for Schiff Nutrition, where he served as Senior Vice President, Operations from May 2011 to February 2013. Prior to Schiff Nutrition, Mr. Fieldman spent 12 years at The Clorox Company in various supply chain roles, including Planning Director, Sourcing Director and Plant Manager, with the most recent as Vice President, Specialty Supply Chain. Prior to that, Mr. Fieldman worked for General Mills, Inc., a multinational manufacturer and marketer of branded consumer foods, for eight years in a variety of manufacturing roles. Mr. Fieldman holds a B.S. in Industrial Engineering and Engineering Management from Stanford University.

Scott K. Milsten.    Mr. Milsten has served as our Senior Vice President, General Counsel and Corporate Secretary since January 2014 and, in addition, as our Chief People Officer since August 2016. Previously, Mr. Milsten served as Senior Vice President, General Counsel and Corporate Secretary at Schiff Nutrition from July 2011 to January 2013. Prior to that, Mr. Milsten was Senior Vice President, General Counsel and Corporate Secretary of Celera Corporation, a healthcare diagnostics company, from August 2009 until Celera’s sale to Quest Diagnostics Incorporated in June 2011. He also served as Vice President, General Counsel and Corporate Secretary of Celera from November 2008 to August 2009. Prior to Celera, Mr. Milsten was Deputy General Counsel for Gen-Probe Incorporated, a molecular diagnostic products and services company. Prior to joining Gen-Probe, he practiced corporate law with the law firm of Latham & Watkins LLP. Mr. Milsten holds a J.D. from the University of Pennsylvania Law School and a B.A. in English from Duke University.

Non-employee directors

Lauren Cooks Levitan.    Ms. Levitan has served as a member of our board of directors since June 2016. Ms. Levitan currently serves as Chief Financial Officer of Fanatics, Inc., a retailer of licensed sports apparel and merchandise, a position she has held since June 2015. Previously, from January 2009 to May 2015, Ms. Levitan was Co-Founder and Managing Partner at Moxie Capital LLC, a private equity firm, where she provided capital investment and advisory services to branded, consumer-facing businesses that operated in wholesale, retail, e-commerce and direct sales. Prior to that, she served as Managing Director and Senior Research Analyst at Cowen & Company, an investment bank, and as Managing Director at Robertson Stephens, an investment bank, and worked in various capacities in the retail industry at Crate & Barrel and the Gymboree Corporation and in equity capital markets and investment banking at Goldman Sachs. She received her B.A. in Political Science from Duke University and received her M.B.A. from Stanford University Graduate School of Business. We believe Ms. Levitan’s operational, financial and strategic experience across a variety of retail businesses provide her with the qualifications and skills to serve as a member of our board of directors.

William E. McGlashan, Jr.    Mr. McGlashan has served as a member of our board of directors since August 2015 and has been designated to serve as a member of our board by our Sponsor. Mr. McGlashan is the Managing Partner of TPG Growth and a member of the TPG Executive Committee. Mr. McGlashan currently serves on the boards of directors of several private companies. Mr. McGlashan served as a director of SuccessFactors, Inc. from 2005 to 2012, where he served on the audit committee, nominating and governance committee and mergers & acquisition committee from 2007 to 2012. Mr. McGlashan also served as a director of Schiff Nutrition from 2010 to 2012, where he served on the compensation committee from 2010 to 2012. From December 2001 to March 2004, Mr. McGlashan served as Chairman of the board of directors and Chief Executive Officer of Critical Path, Inc., a digital communications software company. Mr. McGlashan holds a B.A. in History from Yale University and an M.B.A. from Stanford University Graduate School of Business. We believe Mr. McGlashan’s significant corporate governance experience and operational expertise provide him with the qualifications and skills to serve as a member of our board of directors.

Kirk L. Perry.    Mr. Perry has served as a member of our board of directors since September 2016. Mr. Perry currently serves as President, Brand Solutions at Google Inc., a technology company, a position he has held since December 2013, and is responsible for driving Google’s revenue with the world’s largest advertisers and advertising agencies. Prior to this role, Mr. Perry was President, Global Family Care at Procter & Gamble from May 2011 to December 2013. He held numerous positions of increasing responsibility with Procter & Gamble beginning in 1990 in marketing and general management roles, including General Manager Northeast Asia Baby & Family Care from 2001 to 2003 (Mr. Perry was based in Korea and Japan from 1997 to 2003), Vice President North America Baby Care from 2003 to 2008 and Vice President, North America Marketing and U.S. Operations from 2008 to 2011. Mr. Perry served as a member of the board of the Hillerich & Bradsby Co. (Louisville Slugger), a sporting goods manufacturer, from September 2013 to August 2016. Other volunteer board affiliations have included the Ronald McDonald House, The CityLink Foundation, The United Way Campaign Cabinet, The March of Dimes National and Regional boards, the University of Cincinnati Foundation and the University of Cincinnati Bicentennial Commission. Mr. Perry graduated with a B.B.A. in Marketing and Finance from the University of Cincinnati. We believe Mr. Perry’s extensive operational experience in marketing, operations, general management, consumer products, technology and digital media provide him with the qualifications and skills to serve as a member of our board of directors.

Joseph A. Shamah.    Mr. Shamah has served as a member of our board of directors since January 2014 and has been designated to serve as a member of our board by J.A. Cosmetics Corp. Mr. Shamah founded the Company in 2004 with his father, Alan Shamah. Mr. Shamah served as Chief Executive Officer of the Company until the TPG acquisition in January 2014, at which time he continued to serve as an officer and member of our executive team until December 2015. He graduated from New York University’s Stern School of Business and serves as a president of the board of trustees of the Barkai Yeshiva School in Brooklyn, New York. We believe Mr. Shamah’s institutional knowledge and experience with the Company provide him with the qualifications and skills to serve as a member of our board of directors.

Sabrina L. Simmons.    Ms. Simmons has served as a member of our board of directors since March 2016. Ms. Simmons currently serves as Executive Vice President and Chief Financial Officer of The Gap, Inc., a clothing company, a position she has held since January 2008. Previously, Ms. Simmons also served in the following positions at Gap: Executive Vice President, Corporate Finance from September 2007 to January 2008, Senior Vice President, Corporate Finance and Treasurer from March 2003 to September 2007, and Vice President and Treasurer from September 2001 to March 2003. Prior to that, Ms. Simmons served as Chief Financial Officer and an executive member of the board of directors of Sygen International PLC, a British genetics company. Prior to that, Ms. Simmons was Assistant Treasurer at Levi Strauss & Co., a clothing company. Ms. Simmons currently serves as a member of the board of directors of Williams-Sonoma, Inc., a consumer retail company, where she is a member of the audit and finance committee. Ms. Simmons currently also serves on the Haas School of Business Advisory Board and is a member of the Gap Foundation Board of Trustees. Ms. Simmons received her B.S. in Business from the University of California, Berkeley and received her M.B.A. from the Anderson School at the University of California, Los Angeles. Ms. Simmons is a certified public accountant (inactive status). We believe Ms. Simmons’ significant financial and accounting experience provide her with the qualifications and skills to serve as a member of our board of directors.

Maureen C. Watson.    Ms. Watson has served as a member of our board of directors since August 2015 and has been designated to serve as a member of our board by our Sponsor. Ms. Watson currently serves as Chief Product Officer of Madison Reed, Inc., a hair care company, a position she has held since August 2015. Previously, she served at Sephora USA, Inc., a cosmetics company, as Senior Vice President, Merchandising from March 2013 to March 2015. Prior to that, she served as Senior Vice President, Global Sales and Merchandising of Lucky Brand Jeans (Lucky Brand, Inc.), a clothing company, from September 2010 to September 2011. Prior to that, Ms. Watson served in various leadership roles at The Gap, Inc. Ms. Watson earned a B.A. in Political Science and French from Middlebury College. We believe Ms. Watson’s extensive consumer products and cosmetics experience provide her with the qualifications and skills to serve as a member of our board of directors.

Richard G. Wolford.    Mr. Wolford has served as a member of our board of directors since September 2014 and has been designated to serve as a member of our board by our Sponsor. Mr. Wolford served as interim President and Chief Executive Officer of Diamond Foods, Inc., an American packaged food company, from February 2012 until May 2012. Mr. Wolford served as Chief Executive Officer and a director of Del Monte Foods Company, a North American food production and distribution company, from April 1997 until March 2011. He was elected President of Del Monte in February 1998 and Chairman of the board of directors in May 2000. From 1988 to 1996, Mr. Wolford was Chief Executive Officer of HK Acquisition Corp., where he developed food industry investments with venture capital investors. From 1967 to 1987, he held a variety of positions at Dole Foods, an agricultural multinational corporation, including President of Dole Packaged Foods from 1982 to 1987. Mr. Wolford was a member of the board of directors of Diamond Foods, Inc. from April 2011 until May 2012. Mr. Wolford served on the board of directors of Schiff Nutrition from September 2011 to January 2013. Mr. Wolford served as a member of the board of directors of Pulte Homes, Inc., a homebuilding company, from May 2008 to August 2009. In addition, Mr. Wolford served as Chairman of the board of directors of the Grocery Manufacturers Association (“GMA”), from January 2010 to March 2011, resigning upon the sale of Del Monte. As Chairman of GMA, Mr. Wolford also served on the board of directors of Consumer Goods Forum, a global association of consumer packaged goods companies, retailers and manufacturers. Prior to that, Mr. Wolford served as Vice Chairman of GMA from January 2008 to January 2010, and chaired GMA’s Industry Affairs Council from June 2005 to January 2010. In 2011, Mr. Wolford was the recipient of the GMA Hall of Achievement award honoring extraordinary leadership and commitment to the consumer packaged goods industry. Mr. Wolford holds a B.A. in Economics from Harvard University. We believe Mr. Wolford’s extensive public company management, reporting, finance and corporate governance experience, as well as deep knowledge of the consumer products industry, provide him with the qualifications and skills to serve as a member of our board of directors.

Composition of the board of directors

Director independence

Our board of directors currently consists of eight members. Our board of directors has determined that each of Mses. Levitan, Simmons and Watson and Messrs. McGlashan, Perry and Wolford qualify as independent directors in accordance with the New York Stock Exchange (“NYSE”) listing requirements. Mr. Amin is not considered independent because he is an employee of the Company, and Mr. Shamah is not considered independent because he was an employee of the Company until December 2015. NYSE’s independent director definition includes a series of objective tests, including that the director is not, and has not been within the last three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by NYSE rules, our board of directors has made an affirmative determination as to each independent director that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). In making these determinations, our board of directors considered ownership of our stock and reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified board of directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be Mr. Perry and Mses. Simmons and Watson, and their terms will expire at the annual meeting of stockholders to be held in 2017;

•	the Class II directors will be Messrs. Shamah and Wolford, and their terms will expire at the annual meeting of stockholders to be held in 2018; and

•	the Class III directors will be Messrs. Amin and McGlashan and Ms. Levitan, and their terms will expire at the annual meeting of stockholders to be held in 2019.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

For so long as our Sponsor has the right to designate at least one director for nomination under the Amended Stockholders Agreement, the number of directors serving on our board of directors will not exceed nine; provided, that the number of directors may be increased if necessary to satisfy the requirements of applicable laws and stock exchange regulations.

Board composition arrangements

Following this offering, the composition of our board of directors will be governed by the Amended Stockholders Agreement and the related provisions of our amended and restated certificate of incorporation. Pursuant to the terms of the Amended Stockholders Agreement, our Sponsor has the right to designate up to three members of our board of directors so long as it holds at least 30% of our outstanding common stock, two members of our board of directors so long as it holds less than 30% but greater than or equal to 20% of our outstanding common stock, and one member of our board of directors so long as it holds less than 20% but greater than or equal to 5% of our outstanding common stock. Also under our Amended Stockholders Agreement, J.A. Cosmetics Corp. has the right to designate one member of our board of directors so long as it holds at least 10% of our outstanding common stock. In addition, subject to applicable laws and stock exchange regulations, our Sponsor has the right to have a representative appointed to serve on each committee of our board of directors other than the audit committee for so long as our Sponsor has the right to designate at least one director for election to our board. Messrs. McGlashan and Wolford and Ms. Watson were designated to serve on our board of directors by our Sponsor, and Mr. Shamah was designated to serve on our board of directors by J.A. Cosmetics Corp. To the extent not inconsistent with Section 141(k) of the DGCL and our amended and restated certificate of incorporation, any director who is nominated by our Sponsor or J.A. Cosmetics Corp. may only be removed by our Sponsor or J.A. Cosmetics Corp., respectively, and if our Sponsor or J.A. Cosmetics Corp. provides notice of its desire to remove one of its nominated directors, our board of directors and the other parties to the Amended Stockholders Agreement shall take all reasonable action necessary to effect such removal.

Board leadership structure and the board’s role in risk oversight

Committees of the board of directors

The standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Under our Amended Stockholders Agreement, subject to applicable laws and stock exchange regulations, our Sponsor has the right to have a representative appointed to serve on each committee of our board of directors other than the audit committee for so long as our Sponsor has the right to designate at least one director for election to our board.

Our chief executive officer and other executive officers will regularly report to the non-employee directors and the audit, compensation and nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit committee

Upon the consummation of this offering, the audit committee will consist of Mr. Wolford, who will serve as the Chair, and Mses. Levitan and Simmons. Each of the members of our audit committee qualifies as an independent director under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Ms. Simmons qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee is to assist the board of directors in its oversight of: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; (iv) the performance of our independent auditor; and (v) the design and implementation of our internal audit function, and the performance of the internal audit function after it has been established.

Our board of directors has adopted a written charter for the audit committee, which will be effective upon the consummation of this offering and available on our website.

Compensation committee

Upon the consummation of this offering, the compensation committee will consist of Mr. McGlashan, who will serve as the Chair, and Mr. Wolford. Each of the members of our compensation committee is an independent director under the applicable rules and regulations of the NYSE relating to compensation committee independence.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers, directors and key personnel, (ii) monitoring our incentive-compensation and equity-based compensation plans, (iii) succession planning for our executive officers, directors and key personnel and (iv) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board of directors has adopted a written charter for the compensation committee, which will be effective upon the consummation of this offering and available on our website.

Nominating and corporate governance committee

Upon the consummation of this offering, the nominating and corporate governance committee will consist of Ms. Watson, who will serve as the Chair, and Ms. Levitan. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of the NYSE relating to nominating and corporate governance committee independence.

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters.

Our board of directors has adopted a written charter for the nominating and corporate governance committee, which will be effective upon the consummation of this offering and available on our website.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board diversity

Our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Our board of directors evaluates each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of our business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of ethics and business conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer and principal financial and accounting officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Executive compensation

Overview

This compensation discussion provides an overview of our executive compensation program and compensation for our named executive officers (“NEOs”) for the 2015 fiscal year. Our NEOs for the 2015 fiscal year were (i) Mr. Tarang P. Amin, our Chief Executive Officer, (ii) Mr. John P. Bailey, our President and Chief Financial Officer, (iii) Mr. Scott K. Milsten, our Senior Vice President, General Counsel, Corporate Secretary & Chief People Officer, and (iv) Mr. Jay P. Brandimarte, our former Senior Vice President and Chief Financial Officer. All equity-based awards reported and described in this “Executive Compensation” section have been adjusted to reflect the 2.76:1 forward stock split.

Summary compensation table

The following table sets forth information regarding compensation awarded to, earned by or paid to our NEOs during the year ended December 31, 2015.

Name and principal position	Year	Salary ($)	Option awards ($)(5)		Non-equity incentive plan compensation ($)(7)	All other compensation ($)		Total ($)
Tarang P. Amin(1)	2015	475,000	—		950,000	32,065	(8)	1,457,065
Chief Executive Officer, Chairman
John P. Bailey(2)	2015	163,462	490,269		637,500	—		1,291,231
President, Chief Financial Officer
Scott K. Milsten	2015	325,000	0		260,000	—		585,000
Senior Vice President, General Counsel, Corporate Secretary & Chief People Officer(3)
Jay P. Brandimarte(4)	2015	207,465	31,528	(6)	73,333	343,287	(9)	655,613
Former Senior Vice President, Chief Financial Officer

(1)	Mr. Amin was appointed as Chairman of our board of directors effective as of August 2015.

(2)	Mr. Bailey commenced employment and was appointed as President and Chief Financial Officer, effective as of August 2015. His base salary is $425,000.

(3)	Mr. Milsten was appointed as our Chief People Officer in August 2016.

(4)	Mr. Brandimarte served as our Senior Vice President, Chief Financial Officer from September 2014 to August 2015, when his employment with us terminated.

(5)	Amounts reported in the “Option Awards” column represent the grant date fair values of stock options granted under the 2014 Equity Plan, calculated in accordance with FASB Topic 718, disregarding the effects of estimated forfeitures. For a discussion of the assumptions used to calculate the value of our stock options, see note 12 to our audited financial statements included elsewhere in this prospectus. During fiscal year 2015, (i) Mr. Bailey was granted an option to purchase 1,332,151 shares of our common stock, of which 617,872 shares are subject to time-based vesting and the remainder are subject to performance-based vesting and (ii) Mr. Milsten was granted an option to purchase 209,942 shares of our common stock, with all such shares subject to performance-based vesting. The grant date fair value with respect to the performance-based portion of such awards is calculated based on the probable outcome of the applicable performance conditions as more fully described under the heading “2014 Equity Plan” below, which was assessed as zero. The aggregate maximum fair value of the performance-based portion of such stock options assuming the highest level of achievement of the performance conditions with respect to Mr. Bailey’s stock option is $709,497 and with respect to Mr. Milsten’s stock option is $38,071.

(6)	In connection with his execution of a separation agreement and general release of claims, an option held by Mr. Brandimarte that was subject to time-based vesting became immediately vested in respect of 43,056 shares of our common stock as of his separation date. The amount in this column includes the incremental fair value of Mr. Brandimarte’s option award after giving effect to the modification. For a more detailed description of Mr. Brandimarte’s terms of separation, please see the heading entitled “Separation agreement” below.

(7)	Represents the actual bonus earned for fiscal year 2015 and paid in February 2016. For Mr. Brandimarte, the amount reflects his pro-rated annual bonus for fiscal year 2015 based on actual performance, as reduced by $100,000, in exchange for an extension of the exercisability of his vested option to purchase 43,056 shares of our common stock. Mr. Brandimarte exercised this option on August 18, 2016.

(8)	This amount reflects reimbursement to Mr. Amin paid in 2015 for expenses incurred by him in an amount of $19,860 and $12,205, for fiscal years 2014 and 2015, respectively, relating to financial planning and tax preparation assistance per the terms of his employment agreement.

(9)	In addition to the option acceleration noted above, pursuant to his separation agreement, Mr. Brandimarte became entitled to severance payments as follows: (i) continued payment of his base salary for 12 months following his date of separation ($325,000); and (ii) continued payments for healthcare coverage under COBRA for Mr. Brandimarte and his covered dependents for up to 18 months following his date of separation (resulting in an actual aggregate payment of $18,287).

Employment agreements

We and our operating subsidiary, e.l.f. Cosmetics, Inc., have entered into employment agreements with each of our current NEOs. These agreements set forth the terms and conditions of employment of each NEO, including base salary, initial stock option grants and standard employee benefit plan participation. Our board of directors or the compensation committee reviews each NEO’s compensation from time to time to ensure that it adequately reflects the NEO’s qualifications, experience, role and responsibilities.

Initial term

Each employment agreement provides that the respective NEO will continue to serve in his stated capacity until the fifth anniversary of his date of hire (the “Initial Term”). The Initial Term will be automatically extended for successive one-year periods (the “Extension Period”), unless either we or the NEO provide written notice of intent to terminate at least 60 days prior to the end of the Initial Term or any Extension Period.

Severance

Each NEO’s employment agreement provides that if his employment is terminated by us for reasons other than death, disability or “cause,” or at the election of the NEO “for good reason,” prior to the end of the Initial Term, then he will be entitled to receive severance payments of (i) an amount equal to his base salary, payable monthly for a period of 12 months following the date of termination (except that Mr. Amin will be entitled to two times his base salary); (ii) continued COBRA coverage for such NEO and his eligible dependents for a period of up to 18 months; (iii) the amount of any unpaid annual bonus earned for a previously completed fiscal year (the “Accrued Bonus”); (iv) a pro-rated bonus based on actual performance for the fiscal year in which termination occurs, provided that the NEO has been employed with us for at least six months of such fiscal year; and (v) any accrued but unpaid base salary and vacation time, such employee benefits, if any, to which the NEO or his dependents may be entitled under our employee benefit plans or programs, and reimbursement for reasonable business expenses, each as would have been payable through the date of termination (the “Accrued Obligations”). All such payments (other than the Accrued Bonus and the Accrued Obligations) are contingent upon each NEO’s compliance with certain non-compete, confidentiality and other provisions as set forth in his respective employment agreement, and the execution of a general release of claims against the Company.

Pursuant to each employment agreement, “cause” is defined as the NEO’s (i) material nonperformance of his obligations to the Company, subject to certain notice and opportunity to cure provisions; (ii) commission of an act of fraud, embezzlement, misappropriation, willful misconduct against or breach of his fiduciary duty to the Company; (iii) material breach of certain non-compete, non-solicitation, confidentiality and other restrictive covenants; (iv) conviction, plea of no contest or nolo contendre, deferred adjudication or unadjudicated probation for any felony or any crime involving moral turpitude; (v) failure to carry out, or comply with, in any material respect, any lawful directive of the board of directors, subject to certain notice and opportunity to cure provisions; or (vi) unlawful use or possession of illegal drugs.

Pursuant to each employment agreement “good reason” is defined as (i) a material default in the performance of the Company’s obligations under the applicable employment agreement; (ii) a significant diminution of the NEO’s duties, responsibilities or authority, or a material diminution of his base compensation, unless such diminution is mutually agreed between the NEO and the Company; or (iii) the Company’s relocation of the NEO’s principal office without his consent to a location in excess of 50 miles from San Francisco, California, in each case subject to certain notice and opportunity to cure provisions.

Separation agreement

Mr. Brandimarte terminated his service as our Senior Vice President, Chief Financial Officer effective August 21, 2015. In connection with his termination, we entered into a separation agreement and general release of claims with Mr. Brandimarte whereby Mr. Brandimarte became entitled to severance payments as follows: (i) continued payment of his base salary for 12 months following his date of separation; (ii) continued payments for healthcare coverage under COBRA for Mr. Brandimarte and his covered dependents for up to 18 months following his date of separation; (iii) the Accrued Bonus; (iv) a pro-rated annual bonus for fiscal year 2015 based on actual performance, as measured following the end of such period and subject to such reduction as noted below; and (v) the Accrued Obligations. In addition, 43,056 shares underlying Mr. Brandimarte’s outstanding option became immediately vested as of his separation date. Pursuant to the terms of his separation agreement, we reduced the amount of Mr. Brandimarte’s pro-rata bonus as described above by $100,000 and extended the exercisability of his vested option. Mr. Brandimarte exercised this option on August 18, 2016.

Base salaries

We provide a base salary to our NEOs and other employees to compensate them for services rendered during the year. Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our NEOs are designed to reflect each such NEO’s scope of responsibility and accountability to us. Please see the “Salary” column in the summary compensation table for the base salary of each NEO in 2015.

Bonuses

Pursuant to their respective employment agreements, Messrs. Amin and Bailey were entitled to an annual cash bonus targeted at 100% and 75% of their respective base salaries, and Messrs. Milsten and Brandimarte were entitled to an annual cash bonus targeted at 40% of their respective base salaries, in each case subject to the attainment of certain financial goals as determined by the board of directors. For fiscal year 2015, our board of directors established an Adjusted EBITDA goal for the annual cash bonus program and provided for bonuses to be payable at 80% to 200% of each NEO’s annual cash bonus target for performance based on predetermined Adjusted EBITDA levels of achievement. No bonus would be payable if performance was less than 94% of the Adjusted EBITDA goal, and the bonus amount was capped at 200% of each NEO’s annual cash bonus target.

In early 2016, our board of directors determined that, based on our Adjusted EBITDA performance for 2015, each NEO was entitled to receive 200% of his annual cash bonus target. Mr. Brandimarte’s bonus for 2015 was pro-rated based on his partial year of service and reduced by $100,000 in exchange for the extension of the exercisability of his vested option to purchase 43,056 shares of our common stock. Mr. Brandimarte exercised this option on August 18, 2016. The actual annual cash bonuses paid to each NEO with respect to 2015 are set forth above in the summary compensation table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity compensation

Stock options awarded to our senior executives have typically been subject to both (i) time-based and (ii) performance-based vesting. The time-based portion of such options will become vested and exercisable immediately prior to this offering, subject to each executive’s continued employment by us through such date. The performance-based portion of such options will vest if our equityholders, including our Sponsor, who are party to the Stockholders Agreement (as defined in “Certain relationships and related party transactions—Stockholders Agreement”) and their permitted transferees, receive cash distributions in respect of their investment in us, including proceeds received in connection with this offering, that exceed certain investment return multiples.

Generally, in the event of a senior executive’s termination by reason of death or disability, by the Company without “cause” or by the executive for “good reason” (as such terms are defined in his or her employment agreement), (i) the time-based portion of any option which would have vested within 12 months (or 24 months if such termination occurs without cause or for good reason within 12 months of the executive’s date of hire or the grant date of the option as set forth in the applicable award agreement) following the termination will become immediately vested and exercisable and (ii) the executive will vest in the performance-based portion of such option in the event the performance goal is achieved within six months following the date of termination.

Upon the pricing of this offering, Messrs. Amin, Bailey and Milsten were granted an option under the 2016 Plan to purchase 428,037, 194,563 and 97,281 shares of our common stock, respectively, and an award of 146,561, 66,618 and 33,310 restricted stock units, respectively. Each option has an exercise price per share equal to the initial public offering price and vests in four substantially equal installments on each anniversary of the pricing of this offering, subject to continued service through the applicable vesting date. Each award of restricted stock units vests in four substantially equal installments on each anniversary of the pricing of the offering, subject to continued service through the applicable vesting date.

For more information related to our equity compensation incentives, see the section entitled “Equity compensation plans and stock purchase plans” below.

Other elements of compensation

Retirement plans

We also maintain a 401(k) retirement savings plan through e.l.f. Cosmetics, Inc. for the benefit of our employees, including our NEOs, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Internal Revenue Code of 1986, as amended (the “Code”), on a pre-tax or after-tax (Roth) basis through contributions to the 401(k) plan. We also generally make matching contributions based on the percentage of each employee’s elective deferrals, subject to a pre-determined maximum. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees in accordance with our compensation policies. We did not make any matching contributions to any of our NEOs during the year ended December 31, 2015.

Employee benefits and perquisites

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical flexible spending accounts, short-term and long-term disability insurance and life insurance.

In addition, pursuant to his employment agreement, we offer Mr. Amin reimbursement of up to $20,000 per year for expenses incurred by him in connection with financial planning and tax preparation assistance. Please see the summary compensation table for information relating to amounts reimbursed to Mr. Amin during 2015. Except as noted above with respect to Mr. Amin, we do not provide our NEOs with perquisites or other personal benefits other than those which apply uniformly to all of our employees.

Outstanding equity awards at 2015 fiscal year-end

The following table sets forth information regarding outstanding option awards held by our NEOs as of December 31, 2015. All awards reflected were granted under the 2014 Equity Plan.

		Option awards(1)
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)(2)	Option expiration date
Tarang P. Amin	1/31/2014	245,088	980,363	2,359,705	$1.84	1/31/2024
John P. Bailey	8/12/2015	—	617,872	714,279	$1.84	8/12/2025
Scott K. Milsten	1/31/2014	43,056	172,224	156,078	$1.84	1/31/2024
	8/12/2015	—	—	209,942	$1.84	8/12/2025
Jay Brandimarte	9/4/2014	43,056	—	—	$1.84	8/21/2016	(3)

(1)	Subject to each executive’s continued employment, (i) the time-based portion of each such option granted pursuant to the 2014 Equity Plan will become fully vested and exercisable immediately prior to the consummation of this offering; and (ii) the performance-based portion of such options will become vested and exercisable if our equityholders who are party to the Stockholders Agreement, and their permitted transferees, receive cash distributions in respect of their investment in us, including proceeds received in connection with this offering, that exceed certain investment return multiples.

(2)	Although occurring after the end of the most recent fiscal year, option exercise prices have been adjusted to reflect the reduction approved by the Compensation Committee of our board of directors in connection with the special dividend declared on June 7, 2016 as described under “Dividend policy.” In connection with the payment of the special dividend, the exercise price of each outstanding option as of June 7, 2016 was reduced by $1.79, the amount of the per share dividend. The exercise price of any options exercised prior to June 7, 2016 were not adjusted by our board of directors as a result of the special dividend.

(3)	Pursuant to his separation agreement as described above, the option held by Mr. Brandimarte became vested and exercisable in respect of 43,056 shares of our common stock as of his separation date. Mr. Brandimarte exercised his option on August 18, 2016.

Equity compensation plans and stock purchase plans

The following description of each of our equity compensation plans is qualified by reference to the full text of those plans, which were filed as exhibits to our registration statement filed on Form S-1 in connection with this offering. Our equity compensation plans are designed to continue to give the Company flexibility to grant a wide variety of equity awards to reflect what the compensation committee believes at the time of such award will best motivate and reward our employees, directors, consultants and other service providers.

2014 Equity Incentive Plan

We currently maintain the 2014 Equity Plan. The purposes of the 2014 Equity Plan are to enhance the profitability and value of the Company by offering incentives to attract, retain and reward our employees, non-employee directors and consultants and to align the interests between such individuals and our stockholders. The material terms of the 2014 Equity Plan are summarized below:

Share reserve.    Subject to adjustment as described below, the 2014 Equity Plan has an aggregate of 9,460,556 shares of our common stock reserved for issuance under the plan. As of December 31, 2015, awards with respect to 8,846,381 shares of our common stock were outstanding and 607,276 shares of our common stock remained available for issuance under the 2014 Equity Plan. The following share counting provisions are in effect for the share reserve under the 2014 Equity Plan:

•	to the extent that an award terminates, expires, is forfeited or canceled for any reason without having been exercised in full or is settled in cash, any shares subject to the award at such time will be available for future grants under the 2014 Equity Plan;

•	to the extent that shares subject to an award are withheld or reacquired by the Company to satisfy the exercise price or tax withholding obligations under the 2014 Equity Plan, such shares will be available for future grants under the 2014 Equity Plan; and

•	to the extent any stock appreciation right is granted in tandem with an option, such grant will only apply once against the maximum number of shares which may be granted under the 2014 Equity Plan.

Administration.    Our board of directors or an authorized committee thereof administers the 2014 Equity Plan. Subject to the terms and conditions of the 2014 Equity Plan, the administrator has the authority to, among other things, select the persons to whom awards are to be made, to determine the kinds of awards granted, the number of shares to be subject to awards and the terms and conditions of awards, and to adopt, amend or rescind rules relating to administration of the 2014 Equity Plan.

Eligibility.    Awards under the 2014 Equity Plan may be granted to our officers, employees or consultants or the officers, employees or consultants of certain of our subsidiaries. Such awards may also be granted to our non-employee directors. However, only employees of our Company or certain of our subsidiaries may be granted incentive stock options (“ISOs”).

Awards.    The 2014 Equity Plan provides that the administrator may grant or issue stock options, stock appreciation rights, restricted stock awards, other stock- or cash-based awards or any combination thereof. Each award will be set forth in a separate award agreement with the participant and will indicate the type of award and applicable terms and conditions.

•	Nonstatutory stock options (“NSOs”) provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of our common stock on the date of grant, and usually become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us. NSOs may be granted for any term specified by the administrator that does not exceed 10 years as measured from the date of grant. The administrator may permit a participant to exercise all or any part of his or her stock option prior to vesting, provided that the portion of unvested shares subject thereto will be subject to the same terms and conditions as restricted stock granted under the 2014 Equity Plan and may also be subject to a right of repurchase in favor of the Company in addition to any other restrictions as the administrator may deem appropriate.

•

ISOs provide for the right to purchase shares of our common stock and are designed in a manner intended to comply with the provisions of Section 422 of the Code. Among other restrictions, ISOs must have an exercise price of not less than the fair market value of a share of our common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of 10 years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2014 Equity Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO may not be exercisable after a period of five years as measured from the date of grant.

•	Stock appreciation rights represent the right to receive payment (in cash and/or in common stock in the discretion of the administrator) of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise over the fair market value of our common stock on the date of grant. Stock appreciation rights may be granted separately or in conjunction with stock options. They generally vest and are exercisable at such time and on such terms and conditions as determined by the administrator at the time of grant, and may have a term not exceeding 10 years as measured from the date of grant. However, stock appreciation rights granted in conjunction with stock options generally may be exercisable on the same terms and conditions and for the same period as the related stock option. In addition, the administrator may also grant stock appreciation rights referred to as “limited stock appreciation rights,” which are exercisable only upon the occurrence of a sale of the Company, or such other event as the administrator may determine at the time of grant or thereafter.

•	Restricted stock represents the grant of shares of our common stock at a price, if any, determined by the administrator, subject to certain restrictions. Restricted stock typically will be forfeited by the holder or may be repurchased by us at the original purchase price if the conditions or restrictions on vesting, which may include the attainment of specified performance goals, are not met. In general, restricted stock may not be sold or otherwise transferred or hypothecated until certain restrictions are removed or expire. To the extent determined by the administrator, holders of restricted stock, unlike recipients of options, may have voting rights and the right to receive dividends, if any, prior to the time when the restrictions lapse. The administrator, however, may determine that payment of dividends, if any, be deferred until the restrictions are removed or expire.

•	Other stock-based awards may be in the form of shares of common stock, stock equivalents, restricted stock units or such other awards as the administrator may determine that are payable in, valued in whole or in part by reference to, or otherwise based on shares of our common stock. Other stock-based awards may be subject to such vesting conditions, including the achievement of performance criteria, as the administrator may determine or may be awarded without any restrictions. To the extent applicable, the administrator may determine the exercise price, if any, of other stock-based awards and whether to provide for the payment (or deferral) of any dividends subject to shares underlying such awards.

•	Other cash-based awards may also be granted to eligible individuals in such amounts, on such terms and conditions and for such consideration, including no consideration, as the administrator may determine. Cash-based awards may be granted subject to the satisfaction of vesting conditions, which may be accelerated by the administrator in its sole discretion at any time, or may be awarded purely as a bonus and not subject to any restrictions or conditions.

Sale or reorganization.    In the event of a sale or reorganization of the Company the administrator may, in its sole discretion, (i) provide for the accelerated vesting of, or lapse of restrictions applicable to, outstanding awards at any time; (ii) provide for the continuation, assumption or substitution of outstanding awards, whether vested or unvested; (iii) terminate outstanding and unexercised stock-based awards pursuant to applicable award agreements; or (iv) provide for the purchase of outstanding awards by us or any of our subsidiaries in an amount of cash equal to the excess of the fair market value of shares of common stock covered by such awards over the aggregate exercise price or purchase price (if any) required to be paid under such awards for the acquisition of the underlying common stock. In addition, the administrator will appropriately adjust the aggregate number or kind of securities that may be issued under the 2014 Equity Plan, the number and kind of securities or other property which may be issued pursuant to awards under the 2014 Equity Plan or the purchase price thereof in order to prevent dilution or enlargement of rights granted to, or available for participants, under the 2014 Equity Plan.

Under the 2014 Equity Plan, a “sale of the Company” is generally defined as a bona fide sale of (i) the majority of the Company’s outstanding shares or (ii) all or substantially all of the Company’s assets, determined on a consolidated basis, in either case to any person (other than an affiliate of the Company). A “reorganization” is generally defined as any merger, consolidation, statutory exchange, spin-off, reorganization, sale or transfer of all or substantially all of the Company’s assets or business, or other corporate transaction or event in which the Company’s outstanding shares of common stock are converted or exchanged, either immediately or upon liquidation of the Company, into the right to receive securities or the property of the Company or other entity.

Adjustments of awards.    In the event of any stock split, including a reverse stock split, or similar transaction, the administrator will adjust the respective exercise price and number of shares covered by outstanding awards to prevent dilution or enlargement of the rights granted to, or available for, participants under the 2014 Equity Plan. Further, in the event of any other change in the capital structure of the Company, including by reason of any extraordinary stock or cash dividend, any conversion, adjustment or issuance of any class of securities convertible or exercisable into any class of equity securities of the Company, then the administrator may adjust the 2014 Equity Plan and any award granted thereunder in order to prevent dilution or enlargement of the rights grant to, or available for participants.

Amendment and termination.    Our board of directors may amend, modify, suspend or terminate the 2014 Equity Plan at any time. However, except in connection with certain changes in the Company’s capital structure or to comply with applicable law, stockholder approval will be required for an amendment that (i) increases the maximum number of shares which may be issued under the 2014 Equity Plan or (ii) requires stockholder approval in order for the 2014 Equity Plan to continue to comply with certain provisions of Section 422 of the Code, related to ISOs. The administrator (to the extent such power has been delegated by our board of directors) may amend the terms of any award. However, generally no amendment may impair the rights of a holder of an outstanding award without the holder’s consent.

Immediately prior to the completion of this offering and in connection with the effectiveness of our 2016 Plan, the 2014 Equity Plan will terminate and no further awards will be granted thereunder. However, any awards under the 2014 Equity Plan that are outstanding as of the effective date of the 2016 Plan will continue to be subject to the terms and conditions of the 2014 Equity Plan.

2014 Phantom Equity Plan

We also currently maintain the Phantom Plan to further incentivize our current and prospective employees, non-employee directors and consultants. We have only granted phantom shares to our employees in leadership positions who reside outside of the United States. Each phantom share entitles the holder to receive (i) a one-time award of shares of our common stock or (ii) a one-time cash payment in an amount equal to the fair market value of the amounts distributable to a holder of our common stock in connection with a sale of the Company, less the grant date fair value, as determined in the Company’s sole discretion. “Sale of the Company” is generally defined in the same manner as under the 2014 Equity Plan. Holders of phantom shares are not entitled to any dividend or distribution rights, voting rights, liquidation rights, preemptive or other rights generally available to stockholders of the Company.

The total number of phantom shares available for issuance under the Phantom Plan is 220,800. If any phantom shares are forfeited or cancelled for any reason, then they will again be available for issuance under the Phantom Plan. If at any time a holder of phantom shares ceases providing services to the Company for any reason prior to vesting, then all phantom shares held by such individual will be immediately forfeited and deemed canceled without any consideration.

In the event of a stock split, declaration of a stock dividend or similar distribution, recapitalization, spin-off or other similar occurrence, the board of directors or compensation committee, as administrator of the Phantom Plan, may equitably adjust the number of phantom shares available for future awards and the number of phantom shares then outstanding under the Phantom Plan in such manner as it deems appropriate.

Our board of directors may further amend or terminate the Phantom Plan and any outstanding award agreement pursuant to which phantom shares were issued at any time and for any reason, provided that no such amendment of the Phantom Plan or applicable award agreements that would adversely affect the holders of outstanding phantom shares may be made without prior written consent of the holders of a majority of the affected shares.

2016 Equity Incentive Award Plan

In connection with this offering, we adopted the 2016 Plan, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering. The principal purpose of the 2016 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2016 Plan, as it is currently contemplated, are summarized below.

Upon the pricing of this offering, we granted 596,217 restricted stock units in the aggregate and options to purchase an aggregate of 1,250,517 shares of our common stock to certain officers, employees and directors under the 2016 Plan. Each option has an exercise price per share equal to the initial public offering price.

Share reserve.    Under the 2016 Plan, an aggregate of 5,430,690 shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, stock payment awards and performance awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2016 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2014 Equity Plan that are forfeited or lapse unexercised following the effective date up to a maximum of 4,341,200 shares and (ii) an annual increase on the first day of each calendar year beginning in 2017 and ending in 2026, equal to the lesser of (A) 4% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than 22,627,878 shares of stock may be issued upon the exercise of ISOs.

The following counting provisions will be in effect for the share reserve under the 2016 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2016 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant or exercise price of a stock option, or the tax withholding obligation with respect to any award under the 2016 Plan, or shares subject to SARs that are not issued in connection with the stock settlement of the SAR, such tendered or withheld shares will be available for future grants under the 2016 Plan;

•	to the extent that shares of our common stock underlying unvested awards are repurchased by us, such shares will be available for future grants under the 2016 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2016 Plan;

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2016 Plan; and

•	to the extent that an entity acquired by us or any of our subsidiaries has shares available for grant under pre-existing plan, the shares available for grant pursuant to the terms of such pre-existing plan (as may be appropriately adjusted) may be used for awards under the 2016 Plan, subject to certain limitations, and will not be counted against the shares available for issuance under the 2016 Plan.

Administration.    The compensation committee of our board of directors is expected to administer the 2016 Plan. Our board of directors or the compensation committee thereof may delegate their duties and responsibilities to committees of directors and/or officers, subject to certain limitations that may be imposed under Section 162(m) of the Code, Section 16 of the Exchange Act and/or stock exchange rules. The administrator must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2016 Plan provides that our board of directors or the compensation committee thereof may delegate, consistent with applicable law, its authority to grant awards to employees other than executive officers and certain senior executives of the Company to a committee consisting of one or more members of our board of directors or one or more of our officers. Awards made to our non-employee directors must be approved by our full board of directors. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2016 Plan.

Subject to the terms and conditions of the 2016 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards, to prescribe the terms and conditions of awards and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2016 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2016 Plan.

Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2016 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our non-employee directors. Only employees of our

Company or certain of our subsidiaries may be granted ISOs. The aggregate value of awards (determined on the grant date under applicable accounting standards) that may be granted to any non-employee director in the calendar year in which his or her service first commences may not exceed $1,000,000 and in any calendar year may not exceed $500,000.

Awards.    The 2016 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type of award, and the terms and conditions thereof.

•	NSOs will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed 10 years.

•	ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees and must not be exercisable after a period of 10 years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2016 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically will be forfeited by the holder or may be repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred or hypothecated until certain restrictions are removed or expire. Holders of restricted stock will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow and will not be released until the restrictions are removed or expire.

•	Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Deferred stock awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise transferred or hypothecated until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•	Deferred stock units may be awarded to any eligible individual and may be subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like deferred stock, deferred stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Stock underlying deferred stock units will not be issued until the deferred stock units have vested or upon a specified settlement date thereafter. Recipients of deferred stock units generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued.

•	SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2016 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. There are no restrictions specified in the 2016 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements, including vesting based on continued service or the satisfaction of performance criteria. SARs under the 2016 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Dividend equivalents represent the value of the dividends per share, if any, paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the administrator.

•	Performance awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Adjustments of awards.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock other than an equity restructuring (as defined below), the administrator may make appropriate, proportionate adjustments to:

•	the aggregate number and kind of shares subject to the 2016 Plan;

•	the number and kind of shares subject to outstanding awards;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2016 Plan.

In the event of any transaction or event described above, or any unusual or nonrecurring transaction or events, and in order to prevent dilution or enlargement of the potential benefits intended to be made available under the 2016 Plan, the administrator in its sole discretion may:

•	provide for the termination or replacement of an award in exchange for cash or other property;

•	provide that any outstanding award cannot vest, be exercised or become payable after such event; and/or

•	provide that awards may be exercisable, payable or fully vested as to shares of common stock covered thereby.

In the event of an equity restructuring, the administrator will make appropriate, proportionate adjustments to the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, if applicable. In addition, the administrator will make equitable adjustments, as the administrator in its discretion may deem appropriate to reflect such equity restructuring, with respect to the aggregate number and type of shares subject to the 2016 Plan. The adjustments upon an equity restructuring are nondiscretionary and will be final and binding on the affected holders and the Company.

For purposes of the 2016 Plan, “equity restructuring” means a nonreciprocal transaction between us and our stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares (or other securities) or the share price of our common stock (or other securities) and causes a change in the per share value of the common stock underlying outstanding stock-based awards granted under the 2016 Plan.

In the event of a change in control where the successor corporation does not assume or substitute awards granted prior to the consummation of such transaction, awards issued under the 2016 Plan will become fully vested and, as applicable, exercisable and will be deemed exercised immediately prior to the consummation of such transaction, other than performance awards, which will vest pursuant to the terms of the applicable award agreements. The administrator may also include any further provisions and limitations in any award agreement that are not inconsistent with the terms of the 2016 Plan. Under the 2016 Plan, a “change in control” is generally defined as the occurrence, in a single transaction or in a series of related transactions, any one or more of the following events:

•	the transfer or exchange by our stockholders of more than 50% of our voting stock to any person or related group of persons;

•	a change in the composition of our board of directors over a consecutive two-year period such that 50% or more of the members of the board of directors were elected through one or more contested elections;

•	a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, or a sale of all or substantially all our assets, other than a transaction which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction; or

•	stockholder approval of our liquidation or dissolution.

Foreign participants, claw-back provisions and transferability.    The administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by the Company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting unless otherwise determined by the administrator, and are exercisable only by the participant during his or her lifetime.

Amendment and termination.    Our board of directors or the compensation committee thereof (with board approval) may terminate, amend or modify the 2016 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2016 Plan (other than in connection with the automatic annual increases and certain corporate events, in each case, as described above);

•	to cancel any outstanding option or SAR in exchange for cash or another award when the exercise or base price of the option or SAR, respectively, exceeds the fair market value of the underlying shares; or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Termination.    Our board of directors may terminate the 2016 Plan at any time. No ISOs may be granted pursuant to the 2016 Plan after the tenth anniversary of the effective date of the 2016 Plan, and no additional automatic annual share increases to the 2016 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2016 Plan will remain in force according to the terms of the 2016 Plan and the applicable award agreement.

2016 Employee Stock Purchase Plan

In connection with this offering, we also adopted the ESPP, which became effective immediately prior to the effectiveness of our registration statement filed on Form S-1 in connection with this offering. The ESPP is designed to allow our eligible employees to purchase shares of our common stock with accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Plan administration.    Our compensation committee is expected to administer the ESPP, subject to the terms and conditions of the ESPP. Our board of directors or the compensation committee may delegate administrative tasks under the ESPP to the services of an agent and/or employees. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Shares available under ESPP.    The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 905,115 shares of common stock and (b) an annual increase on the first day of each calendar year beginning in 2017 and ending in 2026, equal to the lesser of (i) 1% of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding calendar year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, that no more than 6,788,363 shares of our common stock may be issued under the ESPP, subject to certain adjustments. The shares made available for sale under the ESPP may be authorized but unissued shares, treasury stock or common stock purchased on the open market.

Eligible employees.    Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our designated subsidiaries on the first day of the offering period, or the enrollment date. Any employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock, or the stock of one of our subsidiaries, will not be allowed to participate in the ESPP. Further, the administrator may exclude any of our employees and any employees of our subsidiaries who customarily work less than five months in a calendar year, are customarily scheduled to work less than 20 hours per week, fail to meet other service requirements designated by the administrator or qualify as “highly compensated employees” within the meaning of Section 423 of the Code.

Participation.    Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than a maximum percentage of their compensation per offering period as specified by the administrator. A participant may not purchase more than 50,000 shares in each offering period. The administrator has the authority to change these limitations for any subsequent offering period.

Offering.    Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods. The offering periods will commence and end on dates as determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will generally be designated by the administrator and may not be less than the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the designated purchase date within each offering period.

Unless a participant cancels his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may increase, decrease or suspend his or her payroll deduction authorization at any time prior to the end of the offering period, provided that the administrator may limit the number of changes a participant may make to his or her payroll deduction elections during each offering period. In the event a participant suspends his or her payroll deductions, such participant’s cumulative payroll deductions prior to the suspension will remain in his or her account and will be applied to the purchase of shares on the next occurring purchase date. A participant may also withdraw all, but not less than all, of the payroll deductions credited to his or her account and not yet used to exercise his or her rights no later than one week prior to the end of an offering period. In the event of withdrawal, all of the participant’s payroll deductions credited to his or her account will be refunded as soon as reasonably practicable following his or her notice of withdrawal.

Rights granted under the ESPP are generally non-transferrable (other than by will or the applicable laws of descent and distribution) and are exercisable only by the participant during his or her lifetime. Any unauthorized attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon change in control and other changes in capitalization.    In the event the administrator determines that any dividend or other distribution, change in control, reorganization, liquidation, dissolution or sale or transfer of all or substantially all of the assets of the Company, or sale or exchange of our common stock or other securities or other similar corporate transaction or event affects our common stock such that an adjustment is determined by the administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the plan, the administrator will make equitable adjustments to reflect such changes with respect to:

•	the aggregate number and type of shares available under the ESPP (including adjustments to the maximum number of shares that may be purchased);

•	the class, number of shares and price per share subject to outstanding rights under the ESPP; and

•	the purchase price with respect to any outstanding rights under the ESPP.

A change in control is defined in a manner substantially similar to the definition of a change in control under the 2016 Plan. In the event of any transaction or similar occurrence described above, or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company or their respective financial statements, or changes in applicable law or accounting principles, the administrator is also authorized to terminate any outstanding rights without being exercised or in exchange for cash, replace outstanding rights with other rights or property, provide that outstanding rights be assumed by a successor or survivor corporation (or parent or subsidiary thereof), make adjustments to the number and type of shares subject to outstanding rights or of rights that may be granted in the future, or provide for a participant’s accumulated payroll deductions to be used for purchases of common stock prior to the next occurring purchase date as the administrator may determine in its sole discretion as appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP.

Amendment and termination.    The administrator may amend, suspend or terminate the ESPP at any time. However, approval of the Company’s stockholders will be required to amend the ESPP to (i) increase the aggregate number, or change the type of shares that may be sold pursuant the rights granted; (ii) change the corporations or classes of corporations or classes of corporations whose employees may be granted rights under the ESPP; or (iii) change the ESPP in any manner that would cause the ESPP to no longer be an “employee stock purchase plan” within the meaning of Section 423(b) of the Code.

We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2014 Equity Plan, the 2016 Plan and the ESPP.

Director compensation

We have provided each of our non-employee directors, with the exception of Mr. McGlashan, the option to either receive an annual cash payment of $25,000 or a one-time option to purchase 34,500 shares of our common stock in lieu of such payments. Pursuant to the Stockholders Agreement, Mr. McGlashan serves on our board of directors as a representative of the Sponsor and receives no compensation for his service on the board of directors. In addition, Mr. Shamah served as an officer of the Company until December 2015. As a result, Mr. Shamah received no compensation in respect of his service as a member of our board of directors during 2015.

During the year ended December 31, 2015, we did not pay cash compensation to any of our non-employee directors. We also did not grant any stock options or other equity awards, except with respect to Ms. Watson, who, on August 12, 2015, was granted an option to purchase 34,500 shares of our common stock in connection with her appointment to our board of directors. The option vests and becomes exercisable with respect to the underlying shares in substantially equal installments on each of the first five anniversaries of the date of grant, subject to Ms. Watson’s continued service to the Company through the applicable vesting date. In addition, we reimburse our directors for travel and other reasonable business expenses incurred in the performance of their services for us.

Director compensation table

The table set forth below describes all fees paid in 2015 to our directors who are not named executive officers.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation	Total ($)
William E. McGlashan, Jr.(2)	—	—	—	—
Maureen C. Watson	—	27,375	—	27,375
Richard G. Wolford	—	—	—	—
Joseph A. Shamah(3)	—	—	313,750	313,750
Amy Shenkan(4)	—	—	—	—

(1)	Amounts reported in the “Option Awards” column represent the grant date fair values of stock options granted under the 2014 Equity Plan, calculated in accordance with FASB Topic 718, disregarding the effects of estimated forfeitures. For a discussion of the assumptions used to calculate the value of our stock options, see note 12 to our audited financial statements included elsewhere in this prospectus. As of December 31, 2015, (i) Mr. Wolford and Mses. Watson and Shenkan each held an option to purchase 34,500 shares of our common stock and (ii) Mr. Shamah held options to purchase an aggregate of 242,190 shares of our common stock.

(2)	Mr. McGlashan was appointed to our board effective August 11, 2015.

(3)	Amounts reported included in the column entitled “All Other Compensation” reflect base salary of $313,750 paid to Mr. Shamah in his capacity as an officer of the Company.

(4)	Ms. Shenkan ceased service on our board of directors effective April 20, 2016.

Director compensation program

In September 2016, our board of directors approved a compensation policy for our non-employee directors to be effective in connection with the pricing of this offering (the “Post-IPO Director Compensation Program”). Pursuant to the Post-IPO Director Compensation Program, our non-employee directors will receive cash compensation, paid quarterly in arrears, as set forth below; provided, however, that each non-employee director may elect to receive his or her annual compensation in the form of restricted stock units that vest in full on the earlier of the first anniversary of the date of grant, or immediately prior to the next annual meeting of our stockholders occurring after such award is granted, subject to certain limitations.

Currently, all of our directors other than Messrs. McGlashan and Shamah are entitled to participate in the Post-IPO Director Compensation Program. Under the Post-IPO Director Compensation Program:

•	Each non-employee director will receive an annual cash retainer in the amount of $45,000;

•	The chairperson of the audit committee will receive additional annual compensation in the amount of $15,000 for such chairperson’s service on the audit committee, and each non-chairperson member of the audit committee will receive additional annual cash compensation in the amount of $7,500 for such member’s service on the audit committee;

•	The chairperson of the compensation committee will receive additional annual compensation in the amount of $10,000 for such chairperson’s service on the compensation committee, and each non-chairperson member of the compensation committee will receive additional annual cash compensation in the amount of $5,000 for such member’s service on the compensation committee; and

•	The chairperson of the nominating and corporate governance committee will receive additional annual compensation in the amount of $6,000 for such chairperson’s service on the nominating and corporate governance committee, and each non-chairperson member of the nominating and corporate governance committee will receive additional annual cash compensation in the amount of $3,000 for such member’s service on the nominating and corporate governance committee.

In addition, under the Post-IPO Director Compensation Program, each non-employee director who is elected or appointed to serve on our board of directors after the completion of this offering will be granted restricted stock units in an amount equal to (i) $140,000 divided by (ii) the fair market value of a share of our common stock as of the date of the appointment or election, pro-rated for such director’s service until the next annual meeting of our stockholders (the “Initial Award”). In addition, each non-employee director who continues to serve on our board of directors immediately following any annual meeting of our stockholders will be granted, on the date of the annual meeting, that number of restricted stock units calculated by dividing (i) $140,000 by (ii) the fair market value of a share of our common stock as of such date (the “Subsequent Award”). In each case, the fair market value will be determined pursuant to the terms of the 2016 Plan, or any other applicable equity incentive plan that we maintain at such time.

Each Initial Award will vest in full upon the earlier of the date of the first annual meeting of our stockholders occurring after the Initial Award is granted, or the first anniversary of the annual meeting of our stockholders immediately preceding the date on which the Initial Award is granted. Each Subsequent Award will vest in full on the earlier of the first anniversary of the date of grant, or immediately prior to the next annual meeting of our stockholders occurring after the Subsequent Award is granted. In each case, vesting will be subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Pursuant to the terms of the Post-IPO Director Compensation Program, all of a non-employee director’s Initial Awards and Subsequent Awards, and any other stock options or other equity-based awards then held by him or her, will vest and, if applicable, become exercisable in full immediately prior to the occurrence of a change in control (as defined in the 2016 Plan). These awards will otherwise be subject to the terms of the 2016 Plan and the Company’s applicable award agreements.

Upon the pricing of this offering, Mr. Perry was granted an option to purchase 34,500 shares of our common stock under the 2016 Plan. The option award vests in five substantially equal installments on each anniversary of his appointment to our board of directors, subject to continued service through the applicable vesting date, and vests and becomes exercisable in full immediately prior to the occurrence of a change in control (as defined in the 2016 Plan).

Certain relationships and related party transactions

The following is a description of transactions since January 1, 2013 in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Registration rights

We entered into a registration rights agreement (the “Registration Rights Agreement”) on January 31, 2014 with our Sponsor and certain stockholders. The Registration Rights Agreement provides that all stockholders party to the agreement are entitled to participate in certain offerings of the Company’s securities registered under the Securities Act, subject to certain exceptions, and provides for “demand” and “piggyback” registration rights. The Registration Rights Agreement also provides that we will pay certain expenses of these stockholders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act.

The Registration Rights Agreement has been filed as an exhibit to our registration statement filed on Form S-1 in connection with this offering.

Stockholders Agreement

We entered into a stockholders agreement (the “Stockholders Agreement”) on January 31, 2014 with our Sponsor, J.A. Cosmetics Corp. and certain other stockholders. In connection with this offering, we entered into an amended and restated stockholders agreement with our Sponsor, J.A. Cosmetics Corp., Joseph Shamah, our executive officers and certain other equity holders (the “Amended Stockholders Agreement”), which contains provisions related to the composition of our board of directors, the committees of our board of directors and our corporate governance. Our board of directors is initially comprised of eight directors, (i) three of whom have been designated by our Sponsor, (ii) one of whom has been designated by J.A. Cosmetics Corp., (iii) one of whom is the Chief Executive Officer and (iv) three of whom meet the independence criteria set forth in Rule 10A-3 under the Exchange Act. Pursuant to the terms of the Amended Stockholders Agreement, our Sponsor has the right to designate up to three members of our board of directors so long as it holds at least 30% of our outstanding common stock, two members of our board of directors so long as it holds less than 30% but greater than or equal to 20% of our outstanding common stock, and one member of our board of directors so long as it holds less than 20% but greater than or equal to 5% of our outstanding common stock. Also under our Amended Stockholders Agreement, J.A. Cosmetics Corp. has the right to designate one member of our board of directors so long as it holds at least 10% of our outstanding common stock. In addition, subject to applicable laws and stock exchange regulations, our Sponsor has the right to have a representative appointed to serve on each committee of our board of directors other than the audit committee for so long as our Sponsor has the right to designate at least one director for election to our board. Pursuant to the Amended Stockholders Agreement, the holders of approximately 75% of our outstanding common stock have agreed to vote their shares in favor of individuals designated to serve on our board of directors by our Sponsor and J.A. Cosmetics Corp. and granted an irrevocable proxy to our Sponsor that gives it sole voting power with respect to matters relating to the composition of our board of directors and the rights of our Sponsor and J.A. Cosmetics Corp. to appoint members of our board of directors, for so long as our Sponsor has the right to designate at least one member of our board of directors. To the extent not inconsistent with Section 141(k) of the DGCL and our amended and restated certificate of incorporation, any director who is nominated by our Sponsor or J.A. Cosmetics Corp. may only be removed by our Sponsor or J.A. Cosmetics Corp., respectively, and if our Sponsor or J.A. Cosmetics Corp. provides notice of its desire to remove one of its nominated directors, our board of directors and the other parties to the Amended Stockholders Agreement shall take all reasonable action necessary to effect such removal.

In addition, the Amended Stockholders Agreement provides that for as long as our Sponsor owns or holds, directly or indirectly, at least 30% of the shares of our outstanding common stock, we must obtain the consent of our Sponsor before we or our subsidiaries are permitted to take any of the following actions:

•	authorize, issue or enter into any agreement providing for the issuance (contingent or otherwise) of (x) any notes or debt securities with options, warrants or other rights to acquire equity securities or otherwise containing profit participation features or (y) any equity securities other than equity securities issued to employees, directors, consultants or advisors pursuant to a plan, agreement or arrangement approved by our board of directors;

•	liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction or series of transactions;

•	incur any indebtedness in an aggregate amount in excess of $50.0 million (other than indebtedness under the terms and provisions of the Senior Secured Credit Facility); and

•	increase or decrease the size of our board of directors.

The Amended Stockholders Agreement provides our Sponsor with certain information rights to receive our quarterly and annual financial statements so long as it has the right to designate at least one member of our board of directors. In addition, for so long as our Sponsor holds at least 5% of our outstanding common stock, our Sponsor will be permitted to review our books and records and to discuss our affairs, finances and condition with our officers.

The Amended Stockholders Agreement further provides that it shall not preclude or in any way restrict our Sponsor or any of its affiliates from investing or participating in any particular enterprise, or trading in the securities thereof, whether or not such enterprise has products or services that compete with our products and services. The Company and the equity holders party to the Amended Stockholders Agreement have waived, in perpetuity, any and all claims in connection with the doctrine of corporate opportunity (or any similar doctrine).

Management Services Agreement

We entered into a management services agreement (the “Management Services Agreement”) with our Sponsor on January 31, 2014 whereby our Sponsor agreed to provide certain financial and strategic advisory services and consulting services. Under the Management Services Agreement, we incurred management and consulting fees of $0.8 million, $0.9 million and $0.5 million in the Successor 2014 Period, Successor 2015 Period and six months ended June 30, 2016, respectively. We have agreed to indemnify the Sponsor and, among others, its employees, stockholders and affiliates, against all actions, suits, claims, liabilities, losses, damages, costs and out-of-pocket expenses incurred as a result the Management Services Agreement or the acquisition of the Predecessor.

Upon the consummation of this offering, the Management Services Agreement will terminate. On termination, and in accordance with the terms of the agreement, we will pay the Sponsor the net present value of the remaining portion of any management and consulting fees owed through December 31, 2016 as well as certain other expenses of the Sponsor. We expect the amount payable on the termination of the Management Services Agreement will be approximately $0.2 million.

Director and executive officer compensation

Please see “Executive compensation” for information regarding compensation of directors and executive officers.

Employment agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive compensation—Summary compensation table.”

The employment agreements have been filed as exhibits to our registration statement filed on Form S-1 in connection with this offering.

Indemnification agreements and directors’ and officers’ liability insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

Other transactions

On January 25, 2016 and July 22, 2016, we loaned Tarang P. Amin, our Chief Executive Officer, Director and Chairman, $6.6 million at an interest rate of 0.75% and $1.5 million at an interest rate of 0.71%, respectively. The proceeds of the loans were used to finance the exercise price of Mr. Amin’s options to purchase common stock. As collateral for the loans, an aggregate of 2,640,637 shares of common stock beneficially owned by Mr. Amin were pledged to the Company pursuant to pledge and security agreements dated January 25, 2016 and July 22, 2016. In connection with the special dividend declared on June 7, 2016 (as described under “Dividend policy”), the outstanding amount of the loan provided on January 25, 2016 was reduced to $4.2 million. The loans were repaid in full on August 24, 2016.

On January 25, 2016, we loaned Scott K. Milsten, our Senior Vice President, General Counsel and Corporate Secretary, $1.0 million at an interest rate of 0.75%. The proceeds of the loan were used to finance the exercise price of Mr. Milsten’s options to purchase common stock. As collateral for the loan, 267,720 shares of common stock beneficially owned by Mr. Milsten were pledged to the Company pursuant to a pledge and security agreement dated January 25, 2016. In connection with the special dividend declared on June 7, 2016 (as described under “Dividend policy”), the outstanding amount of the loan was reduced to $0.6 million. The loan was repaid in full on August 22, 2016.

On February 9, 2016, we loaned John P. Bailey, our President and Chief Financial Officer, $2.2 million at an interest rate of 0.81%. The proceeds of the loan were used to finance the exercise price of Mr. Bailey’s options to purchase common stock. As collateral for the loan, 617,872 shares of common stock beneficially owned by Mr. Bailey were pledged to the Company pursuant to a pledge and security agreement dated February 9, 2016. In connection with the special dividend declared on June 7, 2016 (as described under “Dividend policy”), the outstanding amount of the loan was reduced to $1.1 million. The loan was repaid in full on August 22, 2016.

The brother-in-law of John P. Bailey, our President and Chief Financial Officer, is as an employee of the Company. The approximate dollar value of the employee’s total compensation, including equity awards, for 2016 is expected to be $0.3 million.

Alan Shamah, our former president, is the father of Joseph A. Shamah, a member of our board of directors. The approximate dollar value of Alan Shamah’s total compensation, including equity awards, for the combined Predecessor 2014 and Successor 2014 periods and the year ended December 31, 2015 was $0.6 million and $0.4 million, respectively.

Cosmopack LLC and Promotions Plus, each a related party entity owned by a relative of Frank Pisani, a former executive officer, manage our distribution and fulfillment operations at our New Jersey warehouse. In December 2014, Mr. Pisani concluded his employment with the Company. We incurred $4.1 million and $6.1 million for these services during the combined Predecessor 2014 and Successor 2014 periods and the year ended December 31, 2015, respectively.

Policies and procedures for related party transactions

Our board of directors has adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Our audit committee will be responsible for reviewing and approving in advance the related party transactions covered by our related transaction policies and procedures.

Principal and selling stockholders

The following table contains information about the beneficial ownership of our common stock as of September 1, 2016, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:

•	each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock;
•	each named executive officer;
•	each of our directors;
•	all directors and executive officers as a group; and
•	each selling stockholder.

Our calculation of the percentage of beneficial ownership prior to and after the offering is based on 41,255,757 shares of common stock outstanding on September 1, 2016, which reflects the assumed conversion of all of our outstanding shares of preferred stock into an aggregate of 37,271,375 shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to restrictions, options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 1, 2016 are deemed outstanding. Such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

Pursuant to the Amended Stockholders Agreement, the holders of approximately 75% of our outstanding common stock have agreed to vote their shares in favor of individuals designated to serve on our board of directors by our Sponsor and J.A. Cosmetics Corp. and granted an irrevocable proxy to our Sponsor that gives it sole voting power with respect to matters relating to the composition of our board of directors and the rights of our Sponsor and J.A. Cosmetics Corp. to appoint members of our board of directors, for so long as our Sponsor has the right to designate at least one member of our board of directors. For further information regarding the Amended Stockholders Agreement and other material transactions between us and certain of our stockholders, see “Certain relationships and related party transactions.”

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o e.l.f. Beauty, Inc., 570 10th Street, Oakland, California 94607.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
			Excluding exercise of the underwriters’ over-allotment option to purchase additional shares		Including exercise of the underwriters’ over-allotment option to purchase additional shares
Name of beneficial owner	Number	Percent	Number	Percent	Number	Percent

Greater than 5% Stockholders:
Parties to the Amended Stockholders Agreement (1)	40,760,478	93.3%	36,427,145	76.4%	35,177,145	73.8%
TPG elf Holdings, L.P. (2)(3)	23,429,980	56.8%	20,228,152	44.7%	19,304,548	42.7%
J.A. Cosmetics Corp. (3)(4)	8,279,999	20.1%	7,148,494	15.8%	6,822,098	15.1%

Named Executive Officers and Directors:
Tarang P. Amin (5)	5,877,523	14.1%	5,877,523	12.9%	5,877,523	12.9%
John P. Bailey (6)	1,332,151	3.2%	1,332,151	2.9%	1,332,151	2.9%
Scott K. Milsten (7)	712,261	1.7%	712,261	1.6%	712,261	1.6%
Jay Brandimarte	43,056	*	43,056	*	43,056	*
William E. McGlashan (8)	—	*	—	*	—	*
Joseph A. Shamah (9)	8,366,111	20.3%	7,234,606	16.0%	6,908,210	15.3%
Sabrina Simmons (10)	34,500	*	34,500	*	34,500	*
Maureen Watson (11)	34,500	*	34,500	*	34,500	*
Richard G. Wolford (12)	34,500	*	34,500	*	34,500	*
Lauren Cooks Levitan (13)	34,500	*	34,500	*	34,500	*
Kirk L. Perry (14)	—	*	—	*	—	*
All executive officers and directors as a group (12 persons) (15)	17,382,386	39.7%	16,250,881	34.0%	15,924,485	33.3%

*	Less than 1%

(1)	Each of the parties to the Amended Stockholders Agreement, which includes TPG elf Holdings, L.P., J.A. Cosmetics Corp., Messrs. Amin, Bailey, Baruch, Fieldman, Milsten and Shamah and Ms. Daley, among other parties, have (a) agreed to vote its shares in favor of individuals designated to serve on our board of directors by TPG elf Holdings, L.P. and J.A. Cosmetics Corp. and (b) granted an irrevocable proxy in respect of all of its shares of our common stock to TPG elf Holdings, L.P. (or its permitted transferees), for so long as TPG elf Holdings, L.P. has the right to designate at least one member of our board of directors, to vote all of the shares of the common stock held by such entity or individual in connection with matters relating to the composition of our board of directors and the rights of TPG elf Holdings, L.P. and J.A. Cosmetics Corp. to appoint members of our board of directors; provided that such proxy will terminate with respect to Messrs. Amin, Bailey, Baruch, Fieldman, Milsten and Shamah and Ms. Daley and their affiliated holders if and when they are no longer executive officers, directors or holders of more than 10% of any class of our equity securities, as the case may be.

(2)	Consists of (a) 23,412,643 shares of common stock issuable upon conversion of preferred stock held by TPG elf Holdings, L.P. and (b) 17,337 shares of common stock held by TPG elf Holdings, L.P. As a result of the voting obligations and irrevocable proxy set forth in the Amended Stockholders Agreement, TPG elf Holdings, L.P. may be deemed to be the beneficial owner of an additional 17,330,498 shares held by the other parties to the agreement, including 956,340 shares of common stock underlying options exercisable within 60 days of September 1, 2016 held by certain executive officers of the Company party to the Amended Stockholders Agreement. The general partner of TPG elf Holdings, L.P. is TPG Growth II Advisors, Inc., a Delaware corporation. David Bonderman and James G. Coulter are the sole stockholders of TPG Growth II Advisors, Inc. and may therefore be deemed to beneficially own the securities held by TPG elf Holdings, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG elf Holdings, L.P. except to the extent of their pecuniary interest. The address of each of TPG Growth II Advisors, Inc. and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(3)	Selling stockholder in the offering.

(4)

Consists of (a) 8,273,873 shares of common stock issuable upon conversion of preferred stock held by J.A. Cosmetics Corp. and (b) 6,126 shares of common stock held by J.A. Cosmetics Corp. As a result of the voting obligations set forth in the Amended Stockholders Agreement, J.A. Cosmetics Corp. may be deemed to be the beneficial owner of an additional 32,480,479 shares held by the other parties to the agreement, including 956,340 shares of common stock underlying options exercisable within 60 days of September 1, 2016 held by certain executive officers of the Company party to the Amended Stockholders Agreement. Joseph A. Shamah, Alan Shamah and Frank Pisani have shared voting, investment and dispositive power over the shares held by J.A. Cosmetics Corp. The address of J.A. Cosmetics Corp. is 1393 East 7th Street, Brooklyn, New York 11230.

(5)	Consists of (a) an aggregate of 2,757,956 shares of common stock issuable upon conversion of preferred stock and an aggregate of 2,041 shares of common stock held by family trusts over which Tarang P. Amin and his spouse each have sole investment and voting power, (b) 2,640,637 shares of common stock held by Mr. Amin and (c) 476,889 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Mr. Amin. The information excludes 146,561 restricted stock units and 428,037 shares underlying an option award granted to Mr. Amin upon the pricing of this offering. The restricted stock units and the option award each vest in four substantially equal installments on each anniversary of the pricing of the offering, subject to continued service through the applicable vesting date and accelerated vesting upon a change in control.

(6)	Consists of (a) 617,872 shares of common stock held by John P. Bailey and (b) 714,279 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Mr. Bailey. The information excludes 66,618 restricted stock units and 194,563 shares underlying an option award granted to Mr. Bailey upon the pricing of this offering. The restricted stock units and the option award each vest in four substantially equal installments on each anniversary of the pricing of the offering, subject to continued service through the applicable vesting date and accelerated vesting upon certain termination events in connection with a change in control.

(7)	Consists of (a) 179,267 shares of common stock issuable upon conversion of preferred stock and 132 shares of common stock held by Milsten/Conner Trust dated October 17, 2008, (b) 267,720 shares of common stock held by Scott K. Milsten and (c) 265,142 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Mr. Milsten. The information excludes 33,310 restricted stock units and 97,281 shares underlying an option award granted to Mr. Milsten upon the pricing of this offering. The restricted stock units and the option award each vest in four substantially equal installments on each anniversary of the pricing of the offering, subject to continued service through the applicable vesting date and accelerated vesting upon certain termination events in connection with a change in control.

(8)	William E. McGlashan, Jr. is a TPG Partner. Mr. McGlashan has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG elf Holdings, L.P. The address of Mr. McGlashan is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(9)	Includes (a) 86,112 shares of common stock held by Joseph A. Shamah and (b) 8,273,873 shares of common stock issuable upon conversion of preferred stock and 6,126 shares of common stock held by J.A. Cosmetics Corp. Joseph A. Shamah, Alan Shamah and Frank Pisani have shared voting, investment and dispositive power over the shares held by J.A. Cosmetics Corp. Joseph A. Shamah disclaims beneficial ownership of the shares held by J.A. Cosmetics Corp. except to the extent of his pecuniary interest therein.

(10)	Includes 34,500 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Sabrina L. Simmons.

(11)	Includes 34,500 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Maureen C. Watson.

(12)	Includes 34,500 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Richard G. Wolford.

(13)	Includes 34,500 shares of common stock underlying stock options exercisable within 60 days of September 1, 2016 held by Lauren Cooks Levitan.

(14)	In September 2016, Kirk L. Perry was appointed to our board of directors and, upon the pricing of this offering, has been granted an option to purchase 34,500 shares of our common stock.

(15)	The information in this table excludes an aggregate of 326,430 restricted stock units and an aggregate of 987,859 shares underlying option awards granted to certain of our executive officers and directors upon the pricing of this offering.

Description of capital stock

The following description summarizes the terms of our capital stock, our amended and restated certificate of incorporation and our amended and restated bylaws. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to our registration statement filed on Form S-1 in connection with this offering.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share. As of June 30, 2016, there were outstanding 40,379,833 shares of common stock, on an as-converted basis, held of record by 22 stockholders. In addition, 4,796,225 shares of our common stock were issuable upon exercise of outstanding options granted under the 2014 Equity Plan. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We, our executive officers, directors and holders of substantially all of our outstanding securities, including the selling stockholders, have signed lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

Common stock

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred stock

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock, including convertible preferred stock. Unless required by law, the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our existing credit facilities and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Description of certain indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

We currently expect to retain all future earnings for use in the operation and expansion of our business and have no current plans to pay dividends.

Annual stockholder meetings

Our amended and restated bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-takeover effects of certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute

After such time as the Trigger Event occurs, we will be subject to Section 203 of the DGCL, which prohibits persons deemed to be interested stockholders from engaging in a business combination with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision after the Trigger Event may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated preferred stock

The ability to authorize undesignated preferred stock pursuant to our amended and restated certificate of incorporation will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our Company.

Special stockholder meetings

Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called at any time by the board of directors or, until the occurrence of the Trigger Event, our Sponsor, but such special meetings may not be called by the stockholders or any other person or persons.

Requirements for advance notification of stockholder nominations and proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, subject to the Amended Stockholders Agreement, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our amended and restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting after the Trigger Event.

Classified board; election and removal of directors; filling vacancies

Effective upon consummation of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. After the completion of this offering, our Sponsor and J.A. Cosmetics Corp. will hold approximately 62% of our common stock and may be deemed to beneficially own approximately 78% of our common stock after the completion of this offering and therefore will have the ability to control the composition of our board of directors, among other matters requiring stockholder approval. See “Certain relationships and related party transactions—Stockholders Agreement.” After the Trigger Event, our amended and restated certificate of incorporation will provide for the removal of any of our directors only for cause and require a stockholder vote by the holders of at least a 75% of the voting power of the then-outstanding voting stock. For more information on the classified board, see “Management—Composition of the board of directors.” Furthermore, subject to the Amended Stockholders Agreement, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of forum

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation and amended and restated bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Corporate opportunities

Our amended and restated certificate of incorporation will provide that our Sponsor and its affiliates will not have any duty to refrain from (i) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (ii) doing business with any of our clients, customers or vendors. In the event that our Sponsor or any of its affiliates acquire knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, neither our Sponsor nor any of its affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that our Sponsor or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. In addition, any member of our board of directors designated by our Sponsor pursuant to the Amended Stockholders Agreement may consider both the interests of our Sponsor and our Sponsor’s obligations under the Amended Stockholders Agreement in exercising such board member’s powers, rights and duties as a director of our company.

Amendment of charter provisions

Before the Trigger Event, the amendment of any of the above provisions in our amended and restated certificate of incorporation will require the affirmative vote of holders of a majority of the voting power of the then-outstanding shares of voting stock. From and after the Trigger Event, the affirmative vote of holders of at least 75% of the voting power of the then-outstanding shares of voting stock will be required to amend certain provisions of our amended and restated certificate of incorporation.

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers, provided that we will not be subject to Section 203 of the DGCL until after such time as the Trigger Event occurs (see “Description of capital stock—Delaware anti-takeover statute”). As a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on liability and indemnification of officers and directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of directors to us or our stockholders for monetary damages for any breach of fiduciary duty as a director. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Further, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Listing

Our common stock has been approved for listing on NYSE under the symbol “ELF.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Inc.

Description of certain indebtedness

Senior Secured Credit Facility

Overview

On January 31, 2014, e.l.f. Beauty, Inc. (formerly known as J.A. Cosmetics Holdings, Inc.), as initial borrower, entered into a senior secured credit agreement (as amended by the first amendment to credit agreement entered into as of June 7, 2016 and the consent and second amendment to the credit agreement dated September 19, 2016 and together with related loan and security documents, the “Senior Secured Credit Facility”) with Bank of Montreal, as the administrative agent, swingline lender and l/c issuer and the lenders from time to time party thereto, which (as amended) provided a $169 million term loan facility (the “Term Loan Facility”) and a $25 million revolving credit facility (the “Revolving Credit Facility”). The proceeds from the Term Loan Facility were used in connection our acquisition of a controlling interest in e.l.f. Cosmetics, Inc. (formerly known as J.A. Cosmetics US, Inc.) to partially pay the acquisition purchase price; refinance the debt of e.l.f. Cosmetics, Inc.; pay related fees, costs and expenses; fund working capital; and for general corporate purposes and, in conjunction with the first amendment, pay the special dividend declared on June 7, 2016, as described under “Dividend policy” and amendment fees. e.l.f. Beauty, Inc., as the initial borrower, e.l.f. Cosmetics, Inc. and certain of our U.S. subsidiaries, each as new borrowers and obligors, and Bank of Montreal, as the administrative agent, entered into a joinder agreement to the Senior Credit Facility on January 31, 2014 whereby e.l.f. Cosmetics, Inc. and our U.S. subsidiaries party thereto joined the Senior Credit Facility as borrowers and guarantors and e.l.f. Beauty, Inc. was released from its obligations as a borrower (but not its obligations as a guarantor or grantor of security interests) under the Senior Credit Facility. Bank of Montreal, as the administrative agent, entered into a joinder agreement to the senior credit facility on July 31, 2014 whereby our subsidiaries J.A. RF, LLC and J.A. Cherry Hill, LLC joined the senior credit facility as borrowers and guarantors. The borrowers, together with e.l.f. Beauty, Inc. and the subsidiary guarantors parties thereto, are loan parties under the Senior Credit Facility.

As of June 30, 2016, there were borrowings of $2.0 million and an undrawn $0.2 million letter of credit outstanding under the Revolving Credit Facility and $161.4 million of borrowings outstanding under the Term Loan Facility.

Interest rate and fees

Borrowings under both the Term Loan Facility and the Revolving Credit Facility bear interest, at the borrowers’ option, at either (i) a rate per annum equal to an adjusted LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the applicable interest period (subject to a minimum floor of 1.25%) plus an applicable margin of 5% or (ii) a floating base rate plus an applicable margin of 4%. The interest rate on both the Revolving Credit Facility and the Term Loan Facility was 6.25% as of June 30, 2016.

Interest on borrowings under the Senior Secured Credit Facility is payable (i) on the last day of any interest period with respect to LIBOR borrowing with an applicable interest period of three months or less, (ii) every three months with respect to LIBOR borrowings with an interest period of greater than three months or (iii) on the last business day of each March, June, September and December with respect to base rate borrowings. In addition, the Senior Secured Credit Facility requires payment of an unused fee equal to 0.50% times the average daily amount by which the unutilized commitments under the Revolving Credit Facility exceed the amount outstanding under the Revolving Credit Facility. The unused fee is payable on the last day of each quarter. The borrowers are also required to pay customary letter of credit fees and annual agency fees as well as an annual administrative fee of $50,000 for the Term Loan Facility.

Prepayments

The Senior Secured Credit Facility requires prepayment of outstanding loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if our consolidated total net leverage ratio is less than 4.00:1.00 but greater than or equal to 3.50:1.00 and 0% if our consolidated total net leverage ratio is less than 3.50:1.00, in each case as determined as of the last day of the applicable fiscal year and subject to certain reductions) of our annual excess cash flow (defined as EBITDA less certain customary deductions including, without limitation, unfinanced capital expenditures, fees and expenses under loan documents, insurance proceeds and others);

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the loan parties and their respective subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), (i) if we do not reinvest those net cash proceeds in assets to be used in our business within 365 days of the receipt of such net cash proceeds or (ii) if we do not commit to reinvest such net cash proceeds within 365 days of the receipt thereof and do not actually reinvest such net cash proceeds within 545 days of the receipt thereof; and

•	100% of the net proceeds of any issuance or incurrence of debt by the loan parties or any of their respective subsidiaries, other than debt permitted under the Senior Secured Credit Facility.

The foregoing mandatory prepayments are used to first reduce the principal installments of the Term Loan Facility (prepaying the then-next four principal installments in direct order of maturity, then pro rata to the remaining principal installments) and, second, to the Revolving Credit Facility (without a corresponding reduction in the revolving credit commitment). For the year ended December 31, 2015 and the six months ended June 30, 2016, we were not required to make any mandatory prepayments. As of June 30, 2016, our consolidated total net leverage ratio was 4.00:1.00 and our consolidated interest coverage ratio was 4.24:1.00.

We may voluntarily repay outstanding loans under the Senior Secured Credit Facility at any time without premium or penalty.

Amortization

Amortization installment payments on the Term Loan Facility are required to be made in quarterly installments of (i) $656,250 plus (ii) starting with fiscal quarter ending September 30, 2016, $400,000, with the remaining outstanding amount to be payable on January 31, 2019, the maturity date for the Term Loan Facility. Principal amounts outstanding under the Revolving Credit Facility will be due and payable in full on January 31, 2019, the maturity date for the Revolving Credit Facility.

Guarantee and security

All obligations under the Senior Secured Credit Facility are unconditionally guaranteed by e.l.f. Beauty, Inc. and, subject to certain exceptions, each of our current and future domestic subsidiaries. All obligations under our Senior Secured Credit Facility, and the guarantees of those obligations, are secured by substantially all of the following assets of the each borrower and guarantor, subject to certain exceptions, including:

•	a pledge of 100% of the capital stock of each of the borrowers and 100% of the equity interests directly held by each borrower and guarantor in any subsidiary of the borrower or guarantor (which pledge, in the case of any (i) non-U.S. subsidiary of a U.S. subsidiary or (ii) certain excluded U.S. subsidiaries, will not include more than 65% of the voting stock of such subsidiary), subject to certain exceptions; and

•	a security interest in substantially all tangible and intangible assets (including intellectual property) of each borrower and guarantor, subject to certain exceptions.

Certain covenants and events of default

The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict the ability of the loan parties and their respective subsidiaries to (subject to certain exceptions):

•	incur additional indebtedness or issue preferred stock;
•	create liens on assets;
•	enter into sale and leaseback transactions;
•	engage in mergers or consolidations;
•	sell or otherwise dispose of assets;
•	pay dividends and distributions or repurchase our capital stock;
•	make investments, loans or advances;
•	repay certain subordinated indebtedness;
•	make certain acquisitions;
•	engage in certain transactions with affiliates;
•	amend material agreements governing subordinated indebtedness; and
•	change the line of business.

The Senior Secured Credit Facility also contains customary representations and warranties, affirmative covenants, notice provisions and events of default, including a change of control. The change of control provision is triggered (a) upon or after the consummation of a qualified IPO, if any person or group other than our Sponsor and its controlled investment affiliates becomes the beneficial owner, directly or indirectly, of voting equity interests representing more than 35% of the voting equity interests of e.l.f. Beauty, Inc. and a greater percentage of voting equity interests of e.l.f. Beauty, Inc. than is then beneficially owned, directly or indirectly, in the aggregate by our Sponsor and its controlled investment affiliates, unless our Sponsor and its controlled investment affiliates has, at such time, the right or the ability by percentage of voting equity interest of e.l.f. Beauty, Inc. owned, contract or otherwise to elect or designate for election at least a majority of the board of directors of e.l.f. Beauty, Inc., (b) e.l.f. Beauty, Inc. fails to own 100% of the outstanding equity interests of e.l.f. Cosmetics, Inc. (or such entity’s permitted successor), 100% of any other issued and outstanding equity interests pledged by e.l.f. Beauty, Inc. to the administrative agent, and, directly or indirectly, 100% of the issued and outstanding equity interests of the other borrowers (except as otherwise permitted in the loan documents) and (c) the occurrence of any “change of control” or similar event under the Second Lien Term Loan or other material indebtedness.

The Senior Secured Credit Facility includes quarterly maintenance covenants that require maintenance of (a) a certain consolidated total net leverage ratio of not more than 6.50 to 1.00 for the 12-month period ended June 30, 2016, with gradual step-downs to 4.25 to 1.00 for the 12-month period ending December 31, 2018 and (b) a certain consolidated interest coverage ratio of not less than 1.80 to 1.00 for the 12-month period ended June 30, 2016, with gradual increases to 2.40 to 1.00 for the 12-month period ending December 31, 2018. The availability of certain baskets and the ability to enter into certain transactions (including the ability of e.l.f. Beauty, Inc. to pay dividends to its stockholders) may also be subject to compliance with such leverage ratios. We were in compliance with the financial covenants in the Senior Secured Credit Facility as of June 30, 2016.

This description of the Senior Secured Credit Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the senior credit documents, which are filed as exhibits to our registration statement filed on Form S-1 in connection with this offering.

Second Lien Credit Facility

Overview

On January 31, 2014, e.l.f. Beauty, Inc., as initial borrower, entered into a second lien credit agreement (as amended by the first amendment to second lien credit agreement entered into as of August 14, 2014, and by the second amendment to second lien credit agreement entered into as of June 7, 2016, together with related loan and security documents, the “Second Lien Credit Facility”) with U.S. Bank National Association, as collateral agent, and the lenders from time to time party thereto, which provided a $40 million second lien term loan (the “Second Lien Term Loan”). The proceeds from the Second Lien Term Loan were used in connection with the acquisition to partially pay the acquisition purchase price, to refinance the debt of e.l.f. Cosmetics, Inc. and to pay related fees, costs and expenses (including amendment fees). e.l.f. Beauty, Inc., as the initial borrower, e.l.f. Cosmetics, Inc. and certain of our U.S. subsidiaries, each as new borrowers and obligors, U.S. Bank National Association, as collateral agent, and certain lenders under the Second Lien Credit Facility, entered into a joinder agreement to the second lien credit agreement on January 31, 2014 whereby e.l.f. Cosmetics, Inc. and our U.S. subsidiaries party thereto joined the Second Lien Credit Facility as borrowers and guarantors and e.l.f. Beauty, Inc. was released from its obligations as a borrower (but not its obligations as a guarantor or grantor of security interests) under the Second Lien Credit Facility and related security agreements. U.S. Bank National Association, as collateral agent, entered into a joinder agreement to the second lien credit agreement on July 31, 2014 whereby J.A. RF, LLC and J.A. Cherry Hill, LLC joined the second lien credit agreement as borrowers and guarantors. The borrowers, together with e.l.f. Beauty, Inc. and the subsidiary guarantors parties thereto, are loan parties under the Second Lien Credit Facility.

As of June 30, 2016, a total of $40.0 million was outstanding under the Second Lien Term Loan.

Interest rate and fees

Borrowings under the Second Lien Term Loan bear interest, at a rate per annum equal to an adjusted LIBOR rate determined by reference to the cost of funds for U.S. dollar deposits for the applicable interest period (subject to a minimum floor of 1.00%) plus an applicable margin of 10%, or, if making loans at such interest rates are illegal or unable to be determined, a floating base rate plus an applicable margin of 9%. The interest rate on the Second Lien Term Loan was 11% as of June 30, 2016. Interest is payable every three months, with respect to LIBOR borrowings, or on the last business day of each March, June, September and December, with respect to base rate borrowings. The borrowers are also required to pay annual agency fees.

Prepayments

Subject to the terms of the intercreditor agreement (which, subject to certain exceptions, requires prepayments to be made first to the senior lenders under the Senior Credit Facility until repayment in full of the obligations under the Senior Credit

Facility), the Second Lien Credit Facility requires prepayment of outstanding amounts under the Second Lien Term Loan, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% if our consolidated total net leverage ratio is less than 4.60:1.00 but greater than or equal to 4.03:1.00 and 0% if our consolidated total net leverage ratio is less than 3.50:1.00, in each case as determined as of the last day of the applicable fiscal year and subject to certain reductions) of our annual excess cash flow (defined as EBITDA less certain customary deductions including, without limitation, unfinanced capital expenditures, fees and expenses under loan documents, insurance proceeds and others);

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the loan parties and their respective subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), (i) if we do not reinvest those net cash proceeds in assets to be used in our business within 365 days of the receipt of such net cash proceeds or (ii) if we do not commit to reinvest such net cash proceeds within 365 days of the receipt thereof and do not actually reinvest such net cash proceeds within 545 days of the receipt thereof; and

•	100% of the net proceeds of any issuance or incurrence of debt by the loan parties or any of their respective subsidiaries, other than debt permitted under the Second Lien Credit Facility.

The foregoing mandatory prepayments are used to reduce the outstanding amount of the Second Lien Term Loan. For the year ended December 31, 2015 and the six months ended June 30, 2016, we were not required to make any mandatory prepayments.

Subject to the terms of the intercreditor agreement, we may voluntarily repay outstanding loans under the Second Lien Term Loan at any time.

In the event that all or any portion of the Second Lien Term Loan is voluntarily prepaid for any reason other than in connection with a change of control or mandatorily prepaid due to debt incurrence (other than in connection with a change of control), such prepayment will be made at: (i) 104% of the principal amount of the loans prepaid if prepayment is made on or prior to the first anniversary of the closing date, (ii) 102% of the principal amount of the loans prepaid if prepayment is made after the first anniversary of the closing date and on or prior to the second anniversary of the closing date, (iii) 101% of the principal amount of the loans prepaid if prepayment is made after the second anniversary of the closing date and on or prior to the third anniversary of the closing date and (iv) par if prepayment is made after the third anniversary of the closing date. In the event that all or any portion of the Second Lien Term Loan is voluntarily prepaid in connection with a change of control or mandatorily prepaid due to debt incurrence in connection with a change of control, such prepayment will be made will be made at: (a) 101% of the principal amount of the loans prepaid if prepayment is made on or prior to the third anniversary of the closing date and (b) par if prepayment is made after the third anniversary of the closing date.

Maturity date

We are required to pay the outstanding aggregate principal amount of the Second Lien Term Loan, together with all accrued and unpaid interest, on July 31, 2019.

Guarantee and security

All obligations under the Second Lien Credit Facility are unconditionally guaranteed by e.l.f. Beauty, Inc. and, subject to certain exceptions, each of our current and future domestic subsidiaries. All of the obligations under our Second Lien Credit Facility, and the guarantees of those obligations, are secured by a second priority security interest in substantially all of the same collateral securing the Senior Secured Credit Facility.

Certain covenants and events of default

The Second Lien Credit Facility contains substantially similar covenants and events of defaults as the Senior Secured Credit Facility. The Second Lien Credit Facility’s quarterly maintenance covenants require maintenance of (i) a certain consolidated total net leverage ratio of not more than 8.05 to 1.00 for the 12-month period ending June 30, 2014, with gradual step-downs to 5.45 to 1.00 for the 12-month period ending December 31, 2018 and (ii) a certain consolidated interest coverage ratio of not less than 1.55 to 1.00 for the 12-month period ending June 30, 2014, with gradual increases to 2.05 to 1.00 for the 12-month period ending December 31, 2018. The availability of certain baskets and ability to enter into certain transactions (including the ability of e.l.f. Beauty, Inc. to pay dividends to our stockholders) may also be subject to compliance with such ratios. We were in compliance with the financial covenants in the Second Lien Credit Facility as of June 30, 2016.

This description of the Second Lien Credit Facility does not purport to be complete and is qualified, in its entirety, by reference to the full text of the second lien credit documents, which are filed as exhibits to our registration statement filed on Form S-1 in connection with this offering.

Shares eligible for future sale

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk factors—Risks related to this offering and ownership of our common stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price of our common stock to decline.”

Upon completion of this offering, we will have a total of 44,379,833 shares of our common stock outstanding. Of the 44,379,833 outstanding shares, the shares sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding 36,046,500 shares of common stock held by existing our stockholders, including our Sponsor and certain of our directors and officers, after this offering will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act, which we summarize below.

Lock-up agreements

There are approximately 45,002,177 shares of common stock (including options) held by executive officers, directors and our existing stockholders, who are subject to lock-up agreements for a period of 180 days after the date of this prospectus, under which they have agreed not to sell or otherwise dispose of their shares of common stock, subject to certain exceptions. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to any such lock-up agreements. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning 180 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which equals approximately 443,799 shares immediately after this offering, or the average reported weekly trading volume of our common stock on NYSE during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a large number of shares would be, or would be perceived to be, available for sale in the public market.

Following this offering, a person who is not deemed to be or have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, may sell such shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell such shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144.

Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options and the shares of stock subject to issuance under the 2016 Plan and the ESPP. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 11,839,600 shares.

Registration rights agreement

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain relationships and related party transactions—Registration rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement.

Material U.S. federal income tax consequences to non-U.S. holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend policy,” we do not anticipate paying any additional cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below of effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC	2,347,168
Morgan Stanley & Co. LLC	2,347,168
Piper Jaffray & Co.	1,301,612
Wells Fargo Securities, LLC	682,813
William Blair & Company, L.L.C.	532,505
Cowen and Company, LLC	380,362
BMO Capital Markets Corp.	247,235
Stifel, Nicolaus & Company, Incorporated	247,235
SunTrust Robinson Humphrey, Inc.	247,235

Total	8,333,333

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.663 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,250,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

At our request, the underwriters have reserved up to 5% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers and other individuals associated with them, and our employees, to the extent permitted by local securities laws and regulations. The sales will be made at our direction by Morgan Stanley & Co. LLC, an underwriter of this offering, and its affiliates through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described in this section shall be subject to the provisions of such lock-up agreements. Other participants in the directed share program shall be subject to substantially similar lock-up provisions with respect to any shares sold to them pursuant to the directed share program.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $1.19 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per Share	$1.19	$1.19
Total	$9,916,666.27	$11,404,166.27

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $3.5 million. We have agreed to reimburse the underwriters for certain FINRA-related and other expenses incurred by them in connection with this offering in an amount up to $30,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder, any shares of our common stock awarded, issued upon the exercise of options or purchase rights, issued upon vesting of equity awards and/or settlement of other awards granted under our existing stock incentive plans, the filing of registration statements on Form S-8 with respect to benefit plans and the issuance of common stock and securities convertible or exercisable or exchangeable for common stock, in an aggregate amount not to exceed 10% of our outstanding securities as of the date of closing of this offering, in connection with one more acquisitions of a company or a business, securities, property or assets of another person or entity, joint ventures, commercial relationships or strategic alliances.

Our directors and executive officers and holders of substantially all of our outstanding securities, including the selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the Underwriters, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. The restrictions described in the immediately preceding paragraph do not apply to certain exceptions described therein.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock has been approved for listing on NYSE under the symbol “ELF.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us and the selling stockholders that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NYSE, in the OTC market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters considered a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates may provide to us and our affiliates from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Outside of the United States, persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions imposed by any applicable laws and regulations outside of the United States relating to the offering and the distribution of this prospectus.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal matters

The validity of the issuance of the shares of common stock offered by the Company will be passed upon for e.l.f. Beauty, Inc. by Latham & Watkins LLP, Menlo Park, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Ropes & Gray LLP, San Francisco, California.

Experts

The consolidated financial statements as of December 31, 2015 (Successor) and 2014 (Successor), and for the period from January 1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015 (Successor), included in our registration statement filed on Form S-1 in connection with this offering have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and its exhibits, certain portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and our common stock, we refer you to our registration statement filed on Form S-1 in connection with this offering, including its exhibits and the financial statements, notes and schedules filed as a part of that registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and its exhibits and schedules at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You also may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, such as e.l.f. Beauty, Inc., that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.elfcosmetics.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Index to consolidated financial statements

Audited financial statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 (Successor) and 2015 (Successor)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from January 1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015 (Successor)

F-4

Consolidated Statements of Preferred Stock and Stockholders’ Equity (Deficit) for the period from January 1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015 (Successor)

F-5

Consolidated Statements of Cash Flows for the period from January  1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015 (Successor)

F-6
Notes to Consolidated Financial Statements	F-7

Unaudited financial statements

Condensed Consolidated Balance Sheets as of December 31, 2015 and June 30, 2016	F-34
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2015 and 2016	F-35
Condensed Consolidated Statements of Preferred Stock and Stockholders’ Equity (Deficit) as of December 31, 2015 and June 30, 2016	F-36
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2016	F-37
Notes to Condensed Consolidated Financial Statements	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

J.A. Cosmetics Holdings, Inc.

Oakland, California

We have audited the accompanying consolidated balance sheets of J.A. Cosmetics Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014 (Successor), and the related consolidated statements of operations and comprehensive income (loss), preferred stock and stockholders’ equity (deficit), and cash flows for the period from January 1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of J.A. Cosmetics Holdings, Inc. and subsidiaries as of December 31, 2015 and 2014 (Successor), and the results of their operations and their cash flows for the period from January 1, 2014 through January 31, 2014 (Predecessor), the period from February 1, 2014 through December 31, 2014 (Successor) and the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

April 28, 2016 (September 19, 2016 as to effects of the stock split discussed in the last paragraph of Note 1)

J.A. Cosmetics Holdings, Inc. and subsidiaries

Consolidated balance sheets

(in thousands, except share and per share data)

	Successor
	As of December 31,
	2014	2015

Assets

Current assets:
Cash and cash equivalents	$4,668	$14,004
Accounts receivable, net	26,946	22,475
Inventory	29,114	31,261
Prepaid expenses and other current assets	2,711	2,978

Total current assets	63,439	70,718
Property and equipment, net	2,125	9,854
Intangible assets, net	129,428	121,282
Goodwill	157,264	157,264
Deferred tax assets	240	262
Other assets	1,682	1,692

Total assets	$354,178	$361,072

Liabilities, convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable and accrued expenses	$20,266	$24,827
Due to related parties	1,154	—
Bank debt, current portion	12,275	10,325
Foreign currency forward contracts, current portion	1,858	10,702

Total current liabilities	35,553	45,854
Bank debt, net of current portion	136,149	134,594
Foreign currency forward contracts, net of current portion	4,103	—
Deferred tax liabilities	46,037	42,126
Other long-term liabilities	814	1,601

Total liabilities	222,656	224,175
Commitments and contingencies (Note 9)
Convertible preferred stock, par value of $0.01 per share; 200,000 shares authorized, and 135,041 shares issued and outstanding as of December 31, 2014 and 2015; liquidation preference of $145,328 and $197,295 as of December 31, 2014 and 2015, respectively	145,328	197,295
Stockholders’ deficit:
Common stock, par value of $0.01 per share; 13,800,000 shares authorized as of December 31, 2014 and 2015; 27,593 shares issued and outstanding as of December 31, 2014 and 34,493 shares issued and outstanding as of December 31, 2015	—	—
Additional paid-in capital	5,767	6,785
Accumulated deficit	(19,573)	(67,183)

Total stockholders’ deficit	(13,806)	(60,398)

Total liabilities, convertible preferred stock and stockholders’ deficit	$354,178	$361,072

The accompanying notes are an integral part of these consolidated financial statements.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Consolidated statements of operations and comprehensive income (loss)

(in thousands, except share and per share data)

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015
Net sales	$9,810	$135,134	$191,413
Cost of sales	5,038	73,684	91,084

Gross profit	4,772	61,450	100,329
Selling, general and administrative expenses	3,045	56,103	74,758

Operating income	1,727	5,347	25,571
Other income (expense), net	36	(6,633)	(4,172)
Interest expense	(128)	(11,545)	(12,721)

Income (loss) before provision for income taxes	1,635	(12,831)	8,678
(Provision) benefit for income taxes	(542)	3,545	(4,321)

Net income (loss)	$1,093	$(9,286)	$4,357

Comprehensive income (loss)	$1,093	$(9,286)	$4,357

Net income (loss) per share—basic	$1,093	$(709)	$(1,560)
Net income (loss) per share—diluted	$1,088	$(709)	$(1,560)
Weighted average number of shares outstanding—basic	1,000	27,593	30,523
Weighted average number of shares outstanding—diluted	1,005	27,593	30,523
Unaudited pro forma net loss per share—basic (Note 15)			$0.11
Unaudited pro forma net loss per shares—diluted (Note 15)			$0.10
Unaudited pro forma weighted average number of shares outstanding—basic (Note 15)			41,301,898
Unaudited pro forma weighted average number of shares outstanding—diluted (Note 15)			42,972,032

The accompanying notes are an integral part of these consolidated financial statements.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Consolidated statements of preferred stock and stockholders’ equity (deficit)

(in thousands, except share data)

	Preferred stock		Common stock		Additional paid-in	Retained earnings (accumulated	Total stockholders’
	Shares	Amount	Shares	Amount	capital	deficit)	equity

Predecessor:

Balance as of January 1, 2014	1,000	$—	1,000	$—	$(3,928)	$15,509	$11,581
Net income	—	—	—	—	—	1,093	1,093

Balance as of January 31, 2014	1,000	$—	1,000	$—	$(3,928)	$16,602	$12,674

	Preferred stock		Common stock		Additional paid-in	Retained earnings (accumulated	Total stockholders’
	Shares	Amount	Shares	Amount	capital	deficit)	deficit

Successor:
Balance as of February 1, 2014	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	(9,286)	(9,286)
Issuance of common stock for JACUS acquisition	—	—	27,593	—	100	—	100
Issuance of preferred stock	135,041	135,041		—	—	—	—
Convertible preferred stock accretion	—	10,287	—	—	—	(10,287)	(10,287)
Compensation expense paid to seller	—	—	—	—	5,380	—	5,380
Stock-based compensation	—	—	—	—	287	—	287

Balance as of December 31, 2014	135,041	145,328	27,593	—	5,767	(19,573)	(13,806)
Net income	—	—	—	—	—	4,357	4,357
Convertible preferred stock accretion	—	51,967	—	—	—	(51,967)	(51,967)
Compensation expense paid to seller	—	—	—	—	489	—	489
Stock-based compensation	—	—	—	—	503	—	503
Exercise of stock options	—	—	6,900	—	25	—	25

Balance as of December 31, 2015	135,041	$197,295	34,493	$—	$6,785	$(67,183)	$(60,398)

The accompanying notes are an integral part of these consolidated financial statements.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Consolidated statements of cash flows

(in thousands)

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015

Cash flows from operating activities:
Net income (loss)	$1,093	$(9,286)	$4,357

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	30	392	2,043
Amortization of intangible assets	11	7,552	8,246
Allowance for doubtful accounts	—	91	23
Inventory reserve	—	250	—
Amortization of debt issuance costs	15	994	1,070
Loss on disposal of property and equipment	—	71	571
Stock-based compensation expense	—	287	503
Compensation expense paid to seller	—	5,380	489
Loss on foreign currency forward contracts	—	5,961	4,741
Deferred income taxes	1,967	(4,276)	(3,933)
Changes in operating assets and liabilities:
Accounts receivable	5,492	(10,980)	4,448
Inventory	(1,455)	(4,752)	(2,147)
Prepaid expenses and other current assets	(5)	(464)	953
Other assets	(232)	(1,682)	(10)
Accounts payable and accrued expenses	(6,032)	1,904	3,532
Other liabilities	2	232	787
Due to related parties	22	(89)	(1,154)

Net cash provided by (used in) operating activities	908	(8,415)	24,519

Cash flows from investing activities:
Acquisition, net of cash acquired	—	(237,891)	—
Purchase of property and equipment	(19)	(1,597)	(10,142)
Acquisition of intangible assets	—	—	(100)

Net cash used in investing activities	(19)	(239,488)	(10,242)

Cash flows from financing activities:
Proceeds from revolving line of credit	—	15,250	27,150
Repayment of revolving line of credit	—	(5,600)	(29,100)
Debt issuance costs	—	(5,251)	—
Deferred offering costs paid	—	—	(391)
Proceeds from long term debt	—	145,000	—
Repayment of long term debt	—	(1,969)	(2,625)
Cash received from issuance of preferred stock	—	105,041	—
Cash received from issuance of common stock	—	100	25

Net cash provided by (used in) financing activities	—	252,571	(4,941)

Net increase in cash and cash equivalents	889	4,668	9,336
Cash and cash equivalents—beginning of period	6,934	—	4,668

Cash and cash equivalents—end of period	$7,823	$4,668	$14,004

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$10,544	$11,617
Cash paid for income taxes	$—	$3,948	$7,790

Noncash investing and financing activities:
Property & equipment purchase not paid in cash	$—	$—	$200
Deferred offering costs not paid in cash	$—	$—	$829

The accompanying notes are an integral part of these consolidated financial statements.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Note 1—Nature of operations

J.A. Cosmetics Holdings, Inc. and subsidiaries (the “Company,” “Successor,” “we,” “us” or “its”) was formed as a Delaware corporation on December 20, 2013. The Company is majority owned by TPG Growth II, Ltd. (“TPG”), a private equity fund. The Company and its subsidiaries conduct business under the name e.l.f. Cosmetics, and offer high-quality, prestige-inspired products for eyes, lips and face to consumers through its retail customers, e.l.f. stores and e-commerce channels.

On September 19, 2016, the Company amended and restated its certificate of incorporation to effect a 2.76:1 forward stock split of the Company’s common stock, increase the number of shares of common stock authorized for issuance to 250.0 million, allow for conversion of preferred stock into common stock prior to an initial public offering and at a ratio that has been adjusted to reflect the effects of the stock split, and address a variety of other corporate governance matters. There was no change in the par value of the Company’s common stock. All common shares, stock options, and per share information presented in the financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.

Note 2—Summary of significant accounting policies

Basis of presentation

On January 31, 2014, the Company acquired 100% of the outstanding shares of capital stock of J.A. Cosmetics US, Inc. (“JACUS” or the “Predecessor”) and its subsidiaries, a developer and marketer of branded value-priced cosmetics, from J.A. Cosmetics Corporation, TSG5 L.P., a private equity fund, and its co-investors (together, the “Sellers”). The acquisition was accounted for as a business combination in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), and the resulting new basis of accounting is reflected in the Company’s consolidated financial statements for all periods beginning on or after January 31, 2014. As a result, financial information of the Predecessor and Successor periods have been prepared under two different bases of accounting and therefore are not comparable.

The accompanying consolidated financial statements of the Company include all the accounts of J.A. Cosmetics Holdings, Inc. and its subsidiaries for periods designated as “Successor” and relate to periods after the acquisition. The Company had no operations from December 20, 2013 to the date of acquisition of the Predecessor. The period from January 1, 2014 through January 31, 2014 relates to the period prior to the acquisition, includes all the accounts of JACUS and its subsidiaries, and is referred to herein as the “Predecessor 2014 Period.” The period from February 1, 2014 through December 31, 2014 and the year ended December 31, 2015 are herein referred to as the “Successor 2014 Period” and the “Successor 2015 Period,” respectively.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and all intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the accompanying financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and highly liquid investments purchased with maturities of three months or less.

Accounts receivable

Trade receivables consist of uncollateralized, non-interest bearing customer obligations from transactions with retail customers, reduced by an allowance for doubtful accounts for estimated losses resulting from the inability of customers to

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

make payments. The allowance is based on the evaluation and aging of past due balances, specific exposures, historical trends and economic conditions. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. Recoveries of receivables previously written off are recorded when received. As of December 31, 2014 and 2015, the Company recorded an allowance for doubtful accounts of $0.1 million and $40,000, respectively. The Company recorded a sales allowance of $2.0 million and $3.9 million as of December 31, 2014 and 2015, respectively, which is also presented as a reduction to accounts receivable. The Company grants credit terms in the normal course of business to its customers. Trade credit is extended based upon an evaluation of each customer’s ability to perform its payment obligations.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, foreign currency forward contracts and trade receivables. Although the Company deposits its cash with creditworthy financial institutions, its deposits, at times, may exceed federally insured limits. To date, the Company has not experienced any losses on its cash deposits. Foreign currency forward contracts are transacted with creditworthy financial institutions, and no collateral is required. The Company performs credit evaluations of its customers, and the risk with respect to trade receivables is further mitigated by the short duration of customer payment terms and the pedigree of the customer base.

During the Predecessor 2014 Period and the Successor 2014 Period, two customers individually accounted for greater than 10% of the Company’s revenue. During the Successor 2015 Period, three customers individually accounted for greater than 10% of the Company’s revenue as disclosed below:

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015
Customer A	30%	30%	28%
Customer B	17%	19%	23%
Customer C	—	—	10%

Two customers individually accounted for greater than 10% of the Company’s accounts receivable at the end of the periods presented:

	Successor
	As of December 31,
	2014	2015
Customer A	52%	35%
Customer B	16%	21%

Inventory

Inventory, consisting principally of finished goods, is stated at the lower of cost or market. Cost is principally determined by the first-in, first-out method. A provision is recorded to adjust inventory to its estimated realizable value when inventory is determined to be in excess of anticipated demand. In the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, the Company incurred insignificant inventory write-downs.

Property and equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Useful lives by major asset class are as follows:

Estimated useful lives
Machinery, equipment and software	3-5 years
Leasehold improvements	5 years
Furniture and fixtures	2-5 years
Store fixtures	2-3 years

The Company evaluates events and changes in circumstances that could indicate carrying amounts of long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether or not the carrying value of such assets will be recovered through undiscounted future cash flows derived from their use and eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of an asset, the Company records an impairment loss for the amount by which the carrying amount of the assets exceeds its fair value. There was no impairment charge recorded in the Predecessor 2014 Period, the Successor 2014 Period or the Successor 2015 Period.

Goodwill and intangible assets

Goodwill represents the excess purchase price for the acquisition of JACUS over the fair value of the net assets acquired. As part of the acquisition, the Company also acquired finite-lived intangible assets (customer relationships and favorable leases) and an indefinite-lived intangible asset (trademark).

Goodwill is not amortized but rather is reviewed annually for impairment, at the reporting unit level, or when there is evidence that events or changes in circumstances indicate that the Company’s carrying amount may not be recovered. When testing goodwill for impairment, the Company first performs an assessment of qualitative factors. If qualitative factors indicate that it is more likely than not that the fair value of the relevant reporting unit is less than its carrying amount, the Company tests goodwill for impairment at the reporting unit level using a two-step approach. In step one, the Company determines if the fair value of the reporting unit exceeds the unit’s carrying value. If step one indicates that the fair value of the reporting unit is less than its carrying value, the Company performs step two, determining the fair value of goodwill and, if the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded.

Historically the Company had a single reporting unit for the purpose of performing its goodwill impairment test. During the third quarter of 2015, the Company made structural and reporting changes to its internal organization. This reorganization aligned the internal management and functional support around the Company’s primary sales channels which report into the chief operating decision maker. These changes resulted in the identification of three reporting units that met the definition in ASC 350, Intangibles—Goodwill and Other, of components of the Company’s one operating segment: (i) retail customers; (ii) e.l.f. stores; and (iii) e-commerce. In accordance with ASC 350, on October 1, 2015, the Company reallocated the goodwill to the three reporting units using a relative fair value approach. As a result of the internal reorganization, the Company also performed a goodwill impairment test both immediately before and after this change in reporting units and concluded that no impairment existed.

Indefinite-lived intangible assets are not amortized but rather are tested for impairment annually, and impairment is recognized if the carrying amount exceeds the fair value of the intangible asset. The remaining useful life of the indefinite-lived intangible asset is evaluated each reporting period, and when the useful life is no longer considered to be indefinite, the intangible asset is amortized over its remaining useful life on a straight-line basis. Amortization of intangible assets with finite useful lives is computed on a straight-line basis over periods of three to 10 years. The determination of the estimated period of benefit is dependent upon the use and underlying characteristics of the intangible asset. The Company evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value of an intangible asset is not recoverable, impairment loss is measured as the amount by which the carrying value exceeds its estimated fair value.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Deferred initial public offering costs

Deferred offering costs, which consist of direct incremental legal and accounting fees relating to the initial public offering (“IPO”), are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. As of December 31, 2015, $1.2 million of offering costs were deferred in other assets on the consolidated balance sheets. No deferred offering costs were capitalized as of December 31, 2014.

Debt issuance costs

Debt issuance costs were incurred for arranging the credit facilities from various financial institutions. These costs are presented within the related bank debt liability on the consolidated balance sheet and accreted over the term of the related debt using the effective interest rate method.

Fair value of financial instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these items. The carrying amounts reported for bank debt approximate their fair values as the stated interest rates approximate market rates currently available to the Company for loans with similar terms. The foreign currency forward contracts are carried at fair value. See Note 6—Fair value of financial instruments.

Segment reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one operating segment and one reportable segment. It is impracticable for the Company to provide revenue by product line.

During the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, net sales in the United States and outside of the United States were as follows (in thousands):

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015
U.S.	$9,334	$122,317	$178,817
International	476	12,817	12,596

Total net sales	$9,810	$135,134	$191,413

As of December 31, 2014 and December 31, 2015, the Company had long-lived assets in the United States and outside of the United States as follows (in thousands):

	Successor
	December 31,
	2014	2015
U.S.	$1,813	$9,230
International	312	624

Total long-lived assets	$2,125	$9,854

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Revenue recognition

Revenue consists of sales of cosmetics through retail customers, e.l.f. stores and e-commerce channels. Sales are recognized when persuasive evidence of an arrangement exists, the product has shipped, title has passed, all risks and rewards of ownership have transferred, the sales price is fixed or determinable and collectability is reasonably assured. Delivery is considered to have occurred at the time the title and risk of loss passes to the customer.

For sales to retail customers, delivery is considered to have occurred at the time of shipment or the time of delivery depending upon the specific terms of the customer arrangement. For sales to e-commerce consumers, delivery is considered to have occurred at the time of delivery of merchandise to the customer.

Revenue from sales to consumers through e.l.f. stores is recognized at the time of purchase. Revenue recognized through e.l.f. store and e-commerce sales channels is recognized net of any taxes that are collected from consumers and subsequently remitted to governmental authorities, such as sales, use and value added taxes.

Provision for sales discounts, product returns, markdowns, shortages and price adjustments are recorded as revenue reductions. These revenue reductions are established by the Company based upon management’s best estimates at the time of sale. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns and other required reserves based primarily upon the historical rate of actual product returns and the duration of time between the original sale and return. These revenue reductions are reflected on the consolidated balance sheet as a sales allowance against accounts receivable.

A reconciliation of the beginning and ending amounts of sales allowances for the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period is as follows (in thousands):

Sales allowances
Balance as of January 1, 2014 (Predecessor)	$2,411
Charges	306
Deductions	(1,092)

Balance as of January 31, 2014 (Predecessor)	1,625
Charges	6,408
Deductions	(6,068)

Balance as of December 31, 2014 (Successor)	1,965
Charges	13,903
Deductions	(12,002)

Balance as of December 31, 2015 (Successor)	$3,866

In the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 period, the Company recorded $0.5 million, $4.0 million and $3.6 million, respectively, of reimbursed shipping expenses from customers within revenues. The shipping and handling costs associated with product distribution were $0.9 million, $8.3 million and $12.6 million in the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, respectively, and are included in selling, general and administrative expenses in the consolidated statements of operations.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Future income tax benefits are recognized to the extent that realization of such benefits is more likely than not. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its income tax provision.

Deferred rent

Certain leases provide for rent abatements or scheduled increases in base rent. Rent expense is recognized on a straight-line basis over the lease term, which results in deferred rent payable being recognized on the consolidated balance sheet.

As part of its lease agreements, the Company may receive construction allowances from landlords for tenant improvements. These leasehold improvements made by the Company are capitalized and amortized over the shorter of the lease term or five years. The construction allowances are recorded as deferred rent and amortized on a straight-line basis over the lease term as a reduction of rent expense.

Foreign currency

The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are recorded at exchange rates in effect on the date of the transaction. At the end of each reporting period, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income (expense), net in the statements of operations.

Derivative instruments

The Company is exposed to foreign exchange risk as it has contracts with suppliers in China for future purchases of inventories denominated in the Chinese renminbi (RMB). The Company uses derivative instruments, specifically forward contracts, to mitigate the impact of foreign currency fluctuations on a portion of its forecasted foreign currency exposures. These contracts are carried at their fair value either as an asset or liability on the consolidated balance sheet. The Company’s derivative contracts are not designated as hedge instruments, and changes in fair value of derivatives are recorded in other income (expense), net in the consolidated statements of operations. The Company does not enter into derivative contracts for speculative or trading purposes.

Stock-based compensation

Share-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. The Company estimates the fair value of employee stock-based payment awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. The Company estimates the fair value of employee stock-based payment awards subject to both a market condition and the occurrence of a performance condition on the date of grant using a Monte Carlo simulation model that assumes the performance criteria will be met and the target payout levels will be achieved. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company recognizes compensation expense for awards expected to vest with only a service condition on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Vesting of these awards is accelerated for certain employees in the event of a change-in-control or an IPO. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a market condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.

Advertising costs

Advertising costs, including promotions and print, are expensed as incurred or distributed. Advertising costs are included in selling, general, and administrative expenses in the accompanying consolidated financial statements of operations and amounted to approximately $0.2 million, $2.5 million and $3.9 million in the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, respectively.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Net income (loss) per common share

Basic net income (loss) per common share is computed using net income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the dilutive effects of convertible preferred stock and stock options outstanding during the period, to the extent such securities would not be anti-dilutive, and is determined using the “if converted” method and “treasury stock” method, respectively.

Recent accounting pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of expected adoption/adoption	Effect on the financial statements or other significant matters
Standards that are not yet adopted
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	The standard will replace existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date.	January 1, 2018	The Company is currently evaluating the alternative methods of adoption and the effect on its financial statements and related disclosures.

ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period	The standard will require that a performance target in a share-based payment award that affects vesting and that can be achieved after the requisite service period is completed, to be accounted for as a performance condition. Compensation cost would be recognized in the period in which it becomes probable that the performance target will be achieved, and the amount of compensation cost recognized should be based on the portion of the service period fulfilled. The standard may be adopted either prospectively or retrospectively as of the effective date.	January 1, 2016	The Company is currently evaluating the effect of the standard on its financial statements and related disclosures.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Standard	Description	Date of expected adoption/adoption	Effect on the financial statements or other significant matters

ASU 2016-02, Leases (Topic 842)	The standard will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard.	January 1, 2019	The Company is currently evaluating the effect of the standard on its financial statements and related disclosures.

Standards that were adopted
ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs	The standard requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the corresponding debt liability rather than as an asset.	December 31, 2014	The Company early adopted this ASU in connection with its annual reporting period ended December 31, 2014. This resulted in the reclassification of $4.3 million of debt issue costs, which had been previously reported within other assets, to offset the bank debt balance on the balance sheet.

ASU 2015-17, Income Taxes—Balance Sheet Classification of Deferred Taxes	The standard requires all deferred tax liabilities and assets to be presented in the balance sheet as noncurrent.	December 31, 2014	The Company early adopted this ASU in connection with its annual reporting period ended December 31, 2014. In light of the process simplification provided by this ASU, this resulted in the reclassification of $2.3 million of current deferred tax assets from current assets to long-term assets.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Note 3—Acquisition of JACUS and subsidiaries

On January 31, 2014 (the “Acquisition Date”), the Company acquired 100% of the outstanding shares of capital stock of JACUS, a developer and marketer of branded value-priced cosmetics, from the Sellers.

JACUS serves as the operating entity of the Company and was incorporated in the State of Delaware in November 2010. Wholesale operations of JACUS consist of sales to retailers in the United States and international distributors in various countries including Australia, Canada and France. JACUS has a warehouse distribution center in New Jersey. Products are also sold directly to consumers through e.l.f. stores located in the New York metro area and online operations. JACUS’s products are developed and marketed under the e.l.f. Cosmetics brand name.

The total purchase price was $271.0 million consisting of $239.1 million in cash ($237.9 million net of cash acquired), the issuance of 29,978 shares of the Company’s convertible preferred stock and 6,126 shares of its common stock with an aggregate fair value of $30.0 million, and contingent consideration of $1.9 million related to certain pre-acquisition tax benefits payable to the Seller. As of December 31, 2015, $1.9 million of the tax benefit payable to the Seller remained unpaid.

To fund the cash portion of the acquisition, the Company raised, in aggregate, $250.0 million, of which $145.0 million was drawn down from two credit facilities and $105.0 million was contributed by TPG (through TPG Elf Holdings, LP, a wholly-owned subsidiary of TPG, and co-investors) and various other parties including certain executives of the Company and several of the credit facility lenders, in exchange for 105,063 shares of the Company’s convertible preferred stock and 21,467 shares of common stock. In connection with the arrangement of the credit facilities, the Company incurred, in aggregate, $5.3 million in deferred financing costs. Refer to Note 8 for further discussion of credit facilities.

Purchase price allocation

The Company has accounted for the acquisition as a business combination in accordance with ASC 805, whereby the purchase price paid to effect the acquisition was allocated to tangible assets acquired, liabilities assumed and identifiable intangible assets acquired based on their estimated fair values with the excess of the purchase consideration over the aggregate fair values recorded as goodwill. The value of goodwill was 58% of the total purchase consideration and is primarily attributable to the assembled workforce and expected future growth. The goodwill is not deductible for tax purposes.

The acquisition provided the Company with three intangible assets: (i) customer relationships with useful lives ranging from three to 10 years, (ii) favorable leases with useful lives ranging from 27 to 71 months and (iii) an indefinite-lived trademark (See Note 4—Goodwill and intangible assets). The customer relationships asset represents the value resulting from the Company’s relationships with its retail customers and e-commerce consumers. The favorable leases asset represents the value associated with the leasehold interests associated with the Company’s office and warehouse locations in New York and New Jersey. The trademark asset represents the value resulting from the popularity and recognition of the e.l.f. Cosmetics brand. The fair values of the acquired customer relationships were based on the excess earnings method and are subject to amortization on a straight-line basis over their remaining useful lives. The fair values of the acquired favorable leases were based on the difference between the actual lease rates and the-then current market rent for similar properties in those locations. The fair value of the acquired trademark was based on the relief from royalty method. In addition, the acquisition resulted in a fair market adjustment to acquired inventory of $1.3 million, the fair value of which was based on the expected selling price less disposal costs and a reasonable profit margin. The Company incurred $2.8 million in acquisition-related costs, which were expensed and included within selling, general and administrative expenses in the Successor 2014 Period.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The following table summarizes the consideration paid and the fair values of the assets acquired and liabilities assumed at the Acquisition Date (in thousands):

Amount
Tangible assets acquired	$51,755
Intangible asset—customer relationships retailers	68,800
Intangible asset—customer relationships e-commerce	3,800
Intangible asset—trademark	63,800
Intangible asset—favorable leases	580
Goodwill	157,264
Liabilities assumed	(74,990)

Fair value of total purchase consideration	$271,009

Unaudited pro forma financial information

In accordance with ASC 805, the following unaudited pro forma financial information presents the combined results of continuing operations for the year ended December 31, 2014, as if the acquisition had been completed on January 1, 2014. Unaudited pro forma financial information is not required to be presented for the year ended December 31, 2015 as the actual combined results of the acquisition are already reflected in the consolidated financial statements for this period. The unaudited pro forma results do not reflect any operating efficiencies or potential cost savings that may result from the consolidation of operations.

The unaudited pro forma financial information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the acquisition had actually occurred on that date or the results that will be obtained in the future.

(in thousands)	Year ended December 31, 2014
Net sales	$144,944
Net loss	$(9,778)

Note 4—Goodwill and intangible assets

Information regarding the Company’s goodwill and intangible assets as of December 31, 2014 is as follows (in thousands):

	Successor
	Estimated useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships—retailers	10 years	$68,800	$(6,307)	$62,493
Customer relationships—e-commerce	3 years	3,800	(1,161)	2,639
Favorable leases	Varies	580	(84)	496

Total finite-lived intangibles		73,180	(7,552)	65,628
Trademarks	Indefinite	63,800	—	63,800
Goodwill		157,264	—	157,264

Total goodwill and other intangibles		$294,244	$(7,552)	$286,692

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Information regarding the Company’s goodwill and intangible assets as of December 31, 2015 is as follows (in thousands):

	Successor
	Estimated useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships—retailers	10 years	$68,800	$(13,187)	$55,613
Customer relationships—e-commerce	3 years	3,900	(2,436)	1,464
Favorable leases	Varies	580	(175)	405

Total finite-lived intangibles		73,280	(15,798)	57,482
Trademarks	Indefinite	63,800	—	63,800
Goodwill		157,264	—	157,264

Total goodwill and other intangibles		$294,344	$(15,798)	$278,546

The Company did not recognize any impairment charges during the Successor 2014 Period or the Successor 2015 Period. Amortization expense on the finite-lived intangible assets amounted to $11,000, $7.6 million and $8.2 million in the Predecessor 2014 Period, the Successor 2014 Period and Successor 2015 Period, respectively.

As a result of the acquisition, the $0.7 million carrying value of the Predecessor’s goodwill as of January 31, 2014, was eliminated and new goodwill was recorded by the Successor on February 1, 2014. In addition, the Predecessor’s $0.6 million in historical finite-lived intangible assets was stepped-up to fair value at the time of the acquisition by the Successor. The Predecessor did not recognize any impairment charges during the Predecessor 2014 Period.

The estimated future amortization expense related to the finite-lived intangible assets, assuming no impairment as of December 31, 2015, is as follows (in thousands):

Year ending December 31,	Amortization
2016	$8,279
2017	7,121
2018	7,007
2019	6,982
2020	6,880
Thereafter	21,213

Total	$57,482

Note 5—Property and equipment

Property and equipment as of December 31, 2014 and 2015 consists of the following (in thousands):

	Successor
	December 31,
	2014	2015
Machinery, equipment and software	$924	$1,322
Leasehold improvements	1,023	1,880
Furniture and fixtures	417	625
Store fixtures	136	8,147

Property and equipment, gross	2,500	11,974
Less: accumulated depreciation and amortization	(375)	(2,120)

Property and equipment, net	$2,125	$9,854

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Depreciation and amortization expense on property and equipment were $30,000, $0.4 million and $2.0 million in the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, respectively. Included in depreciation and amortization of property and equipment is amortization expense for store fixtures which were $0, $3,000 and $1.3 million for the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, respectively. There were no store fixtures during the Predecessor 2014 Period.

Note 6—Fair value of financial instruments

The fair value of foreign currency forward contracts and bank debt are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is measured using inputs from the three levels of the fair value hierarchy, which are described as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3—Inputs that are unobservable (for example, cash flow modeling inputs based on management’s assumptions)

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s Level 2 instruments consist of foreign currency forward contracts for which fair values were based on market prices obtained from independent brokers or determined using quantitative models that use as their basis readily observable market parameters that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions.

The following table sets forth the fair value of the Company’s foreign currency forward contracts and bank debt by level within the fair value hierarchy (in thousands):

	Successor
	December 31, 2014
	Fair value	Level 1	Level 2	Level 3

Financial liabilities:
Foreign currency forward contracts(1)	$5,961	$—	$5,961	$—
Bank debt(2)	152,681	—	152,681	—

Total financial liabilities	$158,642	$—	$158,642	$—

(1)	Of this amount, $1,858 is classified as current.

(2)	Of this amount, $12,275 is classified as current. The gross carrying amounts of the Company’s bank debt, before reduction of the debt issuance costs, approximate their fair values as the stated rates approximate market rates for loans with similar terms.

	Successor
	December 31, 2015
	Fair value	Level 1	Level 2	Level 3

Financial liabilities:
Foreign currency forward contracts(1)	$10,702	$—	$10,702	$—
Bank debt(2)	148,106	—	148,106	—

Total financial liabilities	$158,808	$—	$158,808	$—

(1)	Of this amount, $10,702 is classified as current.

(2)	Of this amount, $10,325 is classified as current. The gross carrying amounts of the Company’s bank debt, before reduction of the debt issuance costs, approximate their fair values as the stated rates approximate market rates for loans with similar terms.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 2 for any of the periods presented.

Note 7—Derivatives

The Company generally uses forward contracts to economically hedge the impact of the variability in exchange rates on contracts with its suppliers in China for future purchases of inventories denominated in RMB. The Company does not designate any of the forward contracts as hedges and does not apply hedge accounting. All forward contracts are recorded at fair value on the consolidated balance sheet. In the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, realized and unrealized losses of $0.1 million, $6.9 million and $7.9 million, respectively, from the Company’s forward contracts were recognized in other income (expense), net in the consolidated statements of operations and comprehensive income (loss).

The Company generally does not hedge the net assets of its international subsidiaries.

As of December 31, 2014 and December 31, 2015, the aggregate notional amount of the Company’s outstanding forward contracts was as follows (in thousands):

	Successor
	Notional
Derivatives not designated as hedging instruments	December 31, 2014	December 31, 2015
Foreign currency contracts	$240,500	$148,978

The Company’s derivative transactions are governed by ISDA Master Agreements, which include provisions governing the setoff of assets and liabilities between the parties. When the Company has more than one outstanding derivative transaction with a single counterparty, the setoff provisions contained within these agreements generally allow the non-defaulting party the right to reduce its liability to the defaulting party by amounts eligible for setoff as well as eligible offsetting transactions with that counterparty, irrespective of the currency, place of payment or booking office. The Company’s policy is to present its derivative assets and derivative liabilities on the consolidated balance sheets on a net basis.

	Successor
As of December 31, 2014 (in thousands)	Net amount recognized in the consolidated balance sheet	Gross amounts offset in the consolidated balance sheets	Gross amount

Liabilities:
Foreign currency contracts	$5,961	$—	$5,961

Total liabilities	$5,961	$—	$5,961

	Successor
As of December 31, 2015 (in thousands)	Net amount recognized in the consolidated balance sheet	Gross amounts offset in the consolidated balance sheets	Gross amount

Liabilities:
Foreign currency contracts	$10,702	$—	$10,702

Total liabilities	$10,702	$—	$10,702

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Note 8—Debt

The Company’s outstanding debt as of December 31, 2014 and 2015 consists of the following (in thousands):

	Successor
	December 31,
	2014	2015

Debt:
Revolving credit facility	$9,650	$7,700
Term loan	103,031	100,406
Second lien term loan	40,000	40,000

Total debt	152,681	148,106
Less: debt issuance costs	(4,257)	(3,187)

Total debt, net of issuance costs	148,424	144,919
Less: current portion of debt	(12,275)	(10,325)

Long-term portion of debt	$136,149	$134,594

Senior secured credit facility

In conjunction with the Company’s acquisition of JACUS on January 31, 2014, as discussed in Note 3, the Company entered into a 5 year, $125.0 million senior secured credit facility with a syndicate consisting of several large financial institutions. The facility consists of a $20.0 million revolving line of credit (the “Revolving Credit Facility”) and a $105.0 million term loan (the “Term Loan”).

The key terms of the Revolving Credit Facility and Term Loan were as follows:

All amounts under the Revolving Credit Facility are available for draw until the maturity date on January 31, 2019. The Revolving Credit Facility is collateralized by substantially all of the Company’s assets and has a commitment fee of 0.5% of unused balance, payable quarterly in arrears. The Revolving Credit Facility also provides for sub-facilities in the form of a $5.0 million letter of credit and a $2.0 million swing line loan; however, all amounts under the Revolving Credit Facility cannot exceed $20.0 million. The unused balance of the Revolving Credit Facility as of December 31, 2015 was $12.3 million.

The Term Loan will mature on January 31, 2019, and is collateralized by substantially all of the Company’s assets. The Term Loan will be repaid in quarterly installments equal to 2.5% per year of the original principal with the remaining Term Loan balance due upon the maturity date. The Term Loan can be prepaid at any time without penalty and is subject to mandatory prepayments when there is (i) excess cash flow, (ii) asset dispositions that, individually, result in net proceeds in excess of $1.0 million, or, in aggregate, in excess of $2.0 million during a year, or (iii) issuance of additional debt. The Term Loan requires an annual administrative fee of $50,000.

Aggregate future minimum principal payments on the Term Loan are as follows (in thousands):

Year ending December 31,
2016	$2,625
2017	2,625
2018	2,625
2019	92,531

Total	$100,406

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Both the Revolving Credit Facility and the Term Loan carry interest, at the Company’s option, at (i) a rate per annum equal to the greater of Adjusted LIBOR (subject to a minimum floor of 1.25%) plus an applicable margin or (ii) a floating base rate plus an applicable margin. The interest rate on both the Revolving Credit Facility and the Term Loan was 6.25% per annum as of December 31, 2014 and 2015.

The Company incurred costs directly related to the senior secured credit facility of $4.2 million, consisting primarily of underwriting fees of $2.5 million, an upfront fee of $1.3 million and legal fees of $0.4 million, which were recorded as a reduction of the carrying amount of the debt and are being amortized over the term of the senior secured credit facility.

The Company is also subject to certain reporting and financial covenants to remain in good standing under the senior secured credit facility. As of December 31, 2014 and 2015, the Company was in compliance with all financial covenants.

Second lien term loan

In conjunction with the above credit facility, the Company entered into a $40.0 million subordinated second lien term loan (the “Second Lien Term Loan”) also on January 31, 2014. The Second Lien Term Loan does not require any principal payments until maturity on July 31, 2019. The Second Lien Term Loan is secured by substantially all of the Company’s assets but subordinated to the senior security credit facility. The Second Lien Term Loan requires prepayment penalties if prepaid prior to the maturity date, and not in conjunction with a change-in-control of the Company, in the amount of 4% of amounts prepaid in year one, 2% in year two and 1% in year three, and requires prepayment penalties of 1% if prepaid on or prior to the end of year three in conjunction with a change-in-control. The Second Lien Term Loan carries interest equal to Adjusted LIBOR plus 10.0% per annum, with Adjusted LIBOR equal to the higher of (i) LIBOR for U.S. dollars, adjusted for customary Eurodollar reserve requirements, if any, and (ii) 1.0%. As of December 31, 2014 and 2015, the Second Lien Term Loan carried interest at a rate of 11% per annum.

The Company incurred costs directly related to the second lien term loan of $1.1 million, consisting primarily of an upfront fee of $0.8 million and legal fees of $0.3 million, which were recorded as a reduction of the carrying amount of the debt and are being amortized over the term of the second lien term loan.

The Company recognized, in aggregate, interest expense of $1.0 million and $1.1 million related to the accretion of financing costs during the Successor 2014 Period and the Successor 2015 Period, respectively, and the remaining balance of the unamortized financing costs was $4.3 million and $3.2 million as of December 31, 2014 and 2015, respectively.

The Predecessor recognized, in aggregate, interest expense of $0.1 million on the outstanding balance under its term loan during the Predecessor 2014 Period. The outstanding balance under this term loan was $29.8 million as of January 31, 2014, and was repaid by the Company at the time of the acquisition.

Note 9—Commitments and contingencies

Operating leases

The Company leases office, retail and warehouse space in New York, New Jersey, California and China from third parties under non-cancelable operating leases that provide for minimum base annual rental payments (excluding taxes and other charges). The leases expire between 2016 and 2025. Total rent expense was $0.1 million, $1.9 million and $3.0 million for the Predecessor 2014 Period, the Successor 2014 Period and the Successor 2015 Period, respectively.

JACUS subleases a small portion of a facility at Saddle Brook, New Jersey to a relative of a former executive officer of the Company, through 2016 with yearly rental commitments under this sublease in the range of $60,000 to $65,000.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Future minimum lease payments under the operating leases are as follows (in thousands):

Year ending December 31,
2016	$2,564
2017	2,862
2018	2,743
2019	2,595
2020	2,087
Thereafter	2,035

Total	$14,886

Litigation

From time to time, the Company may become involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management is not currently aware of any matters that it expects will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 10—Income taxes

The following table presents the components of income (loss) before income taxes for the Predecessor 2014 Period, Successor 2014 Period and the Successor 2015 Period (in thousands):

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015
Domestic	$1,709	$(13,517)	$8,053
Foreign	(74)	686	625

Total	$1,635	$(12,831)	$8,678

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The components of the provision for income taxes Predecessor 2014 Period, Successor 2014 Period and Successor 2015 Period were as follows (in thousands):

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015

Current:
U.S. Federal	$1,394	$(363)	$(6,837)
State	(5)	(111)	(1,026)
Foreign	18	(257)	(391)

Total current	1,407	(731)	(8,254)

Deferred:
U.S. Federal	(1,881)	3,881	3,710
State	(68)	324	201
Foreign	—	71	22

Total deferred	(1,949)	4,276	3,933

Total (provision) benefit for income taxes	$(542)	$3,545	$(4,321)

The reconciliation of the federal income tax to the Company’s provision for income taxes is as follows (in thousands):

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015
Expected provision at statutory federal rate	$(556)	$4,363	$(3,037)
State tax—net of federal benefit	(28)	223	(215)
Impact of foreign operations	(7)	126	13
U.S. subpart F income	—	(281)	(218)
Nondeductible transaction-related costs	—	(832)	—
Uncertain tax positions	—	(25)	(460)
Others	49	(29)	(404)

Total (provision) benefit for income taxes	$(542)	3,545	(4,321)

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The following tables present the significant components of the Company’s deferred tax assets and liabilities as of December 31, 2014 and 2015 (in thousands):

	Successor
	December 31,
	2014	2015

Deferred tax assets:
Compensation	$1,986	$1,969
Inventories	1,014	1,604
Accrued expenses	175	2,120
Stock compensation	106	238
Net operating losses	32	—
Other	148	446

Deferred tax assets	3,461	6,377

Deferred tax liabilities:
Goodwill	771	1,614
Fixed assets	491	1,620
Intangible assets	47,479	44,493
Other	517	514

Deferred tax liabilities	49,258	48,241

Net deferred tax liabilities	$45,797	$41,864

The deferred tax assets and liabilities within the same jurisdiction are reported net in the accompanying balance sheets as follows (in thousands):

	Successor
	December 31,
	2014	2015
Noncurrent deferred tax assets	$240	$262
Noncurrent deferred tax liabilities	46,037	42,126

Net deferred tax liability	$45,797	$41,864

The Company had $0.6 million of state net operating carryforwards as of December 31, 2014 and had no state net operating carryforwards as of December 31, 2015.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Unrecognized tax benefits
Gross UTB’s as of December 31, 2013 (Predecessor)	$581
Additions for tax positions taken in a prior year	—
Additions for tax positions taken in the current year	—
Reductions for tax positions taken in the prior year due to settlement	—
Reductions for tax positions taken in the prior year due to statutes lapsing	—

Gross UTB’s as of January 31, 2014 (Predecessor)	581
Additions for tax positions taken in a prior year	—
Additions for tax positions taken in the current year	26
Reductions for tax positions taken in the prior year due to settlement	—
Reductions for tax positions taken in the prior year due to statuses lapsing	—

Gross UTB’s as of December 31, 2014 (Successor)	607
Additions for tax positions taken in a prior year	1
Additions for tax positions taken in the current year	648
Reductions for tax positions taken in the prior year due to settlement	—
Reductions for tax positions taken in the prior year due to statuses lapsing	—

Gross UTB’s as of December 31, 2015 (Successor)	$1,256

If all of the Company’s unrecognized tax benefits as of December 31, 2014 and December 31, 2015 were recognized, $0.6 million and $1.0 million of unrecognized tax benefits, respectively, would affect the effective tax rate. The Company does not expect any significant changes to the amount of unrecognized tax benefits in the next twelve months.

In connection with the adoption of the above provisions, the Company recognizes interest and penalties accrued related to unrecognized tax benefits in the provision for income taxes. The Company had $0 and $31,000 of accrued gross interest and penalties as of December 31, 2014 and December 31, 2015, respectively. The Company recognized net interest expense of $20,000 for the Successor 2015 Period. The Company did not recognize any net interest expense during the Predecessor 2014 Period and the Successor 2014 Period.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. As of December 31, 2015, with few exceptions, the Company or its subsidiaries are no longer subject to examination prior to tax year 2012. Certain state returns are currently under audit by the state tax authorities. The Company does not expect the results of these audits to have a material impact on the consolidated financial statements.

Note 11—Convertible preferred stock

The Company has authorized 200,000 shares of convertible preferred stock for issuance with a par value of $0.01 per share. In conjunction with the acquisition of the Predecessor, 135,041 shares of convertible preferred stock were issued for a total consideration of approximately $135.0 million. At December 31, 2014 and 2015, 135,041 shares of convertible preferred stock were issued and outstanding.

The Company’s convertible preferred stock has been classified as temporary equity in the accompanying consolidated balance sheets in accordance with ASC 480, Distinguishing Liabilities from Equity, as the convertible preferred stock is redeemable at the option of the holder and is also redeemable, if not converted to common stock, at the time of an IPO. In conjunction with this classification, the Company has accreted the carrying value of the convertible preferred stock to reflect its maximum redemption amount as of December 31, 2014 and 2015, respectively. The maximum redemption amount is the

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

greater of the convertible preferred stock liquidation value (including dividends) or the as-converted value based on the per share common stock price. The Company accounts for the accretion of convertible preferred stock as a reduction from amounts available for distribution to common stockholders.

The holders of the convertible preferred stock have the following rights, preferences and privileges:

Voting

The holders of the convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such convertible preferred stock is convertible.

Conversion rights

Holders of preferred stock may convert all or any portion of the convertible preferred stock into common stock at any time. The number of shares of common stock to be issued upon conversion of the convertible preferred stock will be determined by multiplying the number of shares of convertible preferred stock to be converted by $1,000 and dividing the result by the conversion price then in effect at that time, but is subject to downward revision if the Company subsequently issues dilutive securities at a lower than market price. As of December 31, 2014 and 2015, the conversion price was equal to $3.62 but is subject to adjustment upon any standard stock-splits, stock dividends or recapitalization of the Company.

Dividend rights

Holders of the convertible preferred stock are entitled to receive cumulative dividends at the rate of 8% per annum of $1,000 plus all accumulated and unpaid dividends, if and when declared by the board of directors.

Liquidation preferences

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the convertible preferred stock are entitled to be paid the greater of (i) the liquidation value plus all accrued and unpaid dividends (the “liquidation value”) or (ii) the amount to which the holder would be entitled to receive upon liquidation or winding-up of the Company, if all shares of convertible preferred stock converted to common stock (the “conversion value”). For the Successor 2014 Period, the Company accreted $10.3 million, which represents dividends at the rate of 8% per annum. For the Successor 2015 Period, the Company accreted $52.0 million, which represents the conversion value.

Redemption rights

The Company may redeem, at any time prior to the potential IPO, any portion of the convertible preferred stock then outstanding provided no redemption may be made for less than $25.0 million, and shall redeem all outstanding convertible preferred stock on occurrence of the Company’s potential IPO. Upon redemption, the Company shall pay the greater of (i) the liquidation value or ii) the conversion value.

Note 12—Stock-based compensation

The Company grants stock-based awards under its 2014 Equity Incentive Plan (the Plan). The Plan permits the grant of incentive stock options, non-statutory stock options, restricted stock and other stock- or cash-based awards to employees, officers, directors, advisors and consultants. The Plan allows for option grants of the Company’s common stock based on time, performance and market conditions. There were a total of 8,172,067 shares and 9,460,556 shares reserved for grant under the Plan as of December 31, 2014 and 2015, respectively. 1,595,553 shares and 607,276 shares remained available for future issuance under the Plan as of December 31, 2014 and 2015, respectively.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Service-based options

A summary of the Company’s stock option activity and related information is as follows:

	Options outstanding
	Shares subject to options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic values (in thousands)
Balance as of January 31, 2014	—	—	—	—
Granted	3,019,449	$3.62	9.2	$—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance as of December 31, 2014	3,019,449	$3.62	9.2	—
Granted	1,491,413	$3.71	9.6	—
Exercised	(6,900)	$3.62	—	12
Forfeited	(506,460)	$3.62	—	—

Balance as of December 31, 2015	3,997,502	$3.66	8.7	6,550

Vested and expected to vest(1) as of December 31, 2015	3,433,103	$3.65	8.7	$5,636

Exercisable as of December 31, 2015	660,744	$3.62	8.3	$1,104

(1)	The number of shares subject to options expected to vest takes into account an estimate of expected forfeitures.

The weighted-average grant date fair value of stock options granted during the Successor 2014 Period and Successor 2015 Period was $0.60 and $0.99 per share, respectively.

There was no stock-based compensation expense recognized in the Predecessor 2014 Period. Stock-based compensation cost recorded in the Successor 2014 Period and in the Successor 2015 Period was $0.3 million and $0.5 million, respectively.

As of December 31, 2015, there was $1.9 million of total unrecognized compensation cost related to non-vested share-based compensation, which is expected to be recognized over the remaining weighted-average vesting period of 3.8 years.

The intrinsic value of options vested and expected to vest and become exercisable is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of December 31, 2014 and 2015.

During 2014, the Company estimated the grant date fair value of stock options granted pursuant to the Plan by first computing the fair value using a Black-Scholes option-pricing model under three potential liquidity scenarios and then applying a probability weighting of each scenario. The estimated grant date fair value includes the following weighted-average assumptions as of December 31, 2014 and 2015, with each assumption reflecting the weighting that was assigned to each scenario:

	Successor
	December 31,
	2014	2015
Estimated fair values of common stock	$2.33	$5.29
Expected term (in years)	4.7	4.1
Expected volatility	45.00%	40.92%
Risk-free interest rate	1.34%	1.51%
Expected dividend yield	0%	0%

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of the underlying common stock, as well as assumptions regarding a number of variables that are complex, subjective and generally require significant judgment. The assumptions used in the Black-Scholes option-pricing model to calculate the fair value of stock options were:

Fair value of common stock

The fair value of shares of common stock underlying the stock options has historically been the responsibility of and determined by the Company’s board of directors, with input from management. Because there is no public market for the Company’s common stock the board of directors determined the fair value of common stock at the time of grant of the option by considering a number of objective and subjective factors including independent third-party valuations of the Company’s common stock, operating and financial performance, the lack of liquidity of capital stock and general and industry specific economic outlook, among other factors.

Expected term

The expected term of the options represents the period of time that the options are expected to be outstanding. Options granted have a maximum contractual life of 10 years. The Company estimated the expected term of the option based on the estimated timing of potential liquidity events.

Expected volatility

As the Company does not have a trading history for its common stock, the expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies within the same industry, which are of similar size, complexity and stage of development. The Company intends to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to the Company, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

Risk-free interest rate

The risk-free interest rate was based on the U.S. Treasury rate, with maturities similar to the expected term of the options.

Expected dividend yield

The Company does not anticipate paying any dividends in the foreseeable future. As such, the Company uses an expected dividend yield of zero.

In addition to the Black-Scholes assumptions discussed immediately above, the forfeiture rate of stock options is estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. The Company records stock-based compensation expense only for those awards that are expected to vest.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Performance-based options

	Options outstanding
	Shares subject to options outstanding	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic values (in thousands)
Balance as of January 31, 2014	—	—	—	—
Granted	3,557,057	$3.62	9.2	$—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance as of December 31, 2014	3,557,057	$3.62	9.2	—
Granted	1,482,114	$3.67	9.6	—
Exercised	—	—	—	—
Forfeited	(190,302)	$3.62	—	—

Balance as of December 31, 2015	4,848,869	$3.64	8.6	$8,036

For the Company’s performance-based options, in addition to the service condition, the ultimate number of shares to be earned depends on the achievement of both a performance and market condition. The performance condition is based on the occurrence of a liquidity event (e.g., initial public offering or change-in-control transaction). The market condition is based upon the achievement of a minimum rate of return from the liquidity event. In regards to the performance condition, awards granted prior to August 2015 generally provided that if the liquidity event occurs prior to January 31, 2016, the option holder is entitled to an additional number of shares assuming the minimum rate of return is achieved. No liquidity event occurred prior to January 31, 2016.

The weighted-average grant date fair value of performance-based options granted during the Successor 2014 Period and Successor 2015 Period was $0.40 and $0.50 per share, respectively.

The fair values were determined using a Monte Carlo simulation model, based on rate of return from a potential liquidity event that ranges from 3.0x to 6.5x. The rate of return is defined as the aggregate amount of distribution, dividends and sales proceeds received by equity holders, in a liquidity event, divided by the aggregate amount of original capital contribution made by these equity holders as of January 31, 2014. The model assumed a 16% chance of a change-in-control in the near term (nine months), a 24% chance of a change-in-control in the long term and a 60% chance of an initial public offering.

Because the achievement of the performance condition is not probable until a liquidity event (e.g., initial public offering or a change-in-control transaction) has occurred, no compensation expense was recognized during the Successor 2014 Period and the Successor 2015 Period, related to these performance-based options. As of December 31, 2015, there was $1.7 million of unrecognized stock-based compensation related to unvested performance-based awards.

Phantom shares

On November 14, 2014, the Company adopted the J.A. Cosmetics Holdings, Inc. 2014 Phantom Equity Plan (the “Phantom Plan”). The Phantom Plan authorizes the grant of up to 220,800 units of phantom equity to employees, directors and consultants of the Company and any of its subsidiaries. The phantom shares each represent a contractual right to payment of compensation in the future based on the amounts distributable to a holder of the Company’s common stock in connection with a sale of the Company (defined below), less the exercise price. The phantom shares do not represent shares of the Company’s common stock, and a recipient of phantom shares does not receive an ownership interest in the Company, stockholder voting rights or other incidents of ownership to the Company’s common stock.

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

The phantom shares vest immediately on sale of the majority of the Company’s outstanding common stock or substantially all of the Company’s assets (“sale of the Company”), and the phantom stockholder remains continuously employed by the Company from the date of grant through the date of a sale of the Company. Upon a sale of the Company, holders of a vested phantom share will receive a one-time cash payment in an amount equal to the difference between the fair market value of the amounts to be received by a holder of a share of the Company’s common stock in connection with the sale of the Company and the fair market value of a share of the Company’s common stock on the grant date, as set forth in the phantom shares award agreement. During the Successor 2014 Period and the Successor 2015 Period, the Company granted 131,100 and 62,100 phantom shares, respectively. As a cash payment is triggered only upon a sale of the Company, no compensation expense was recognized during the Successor 2014 Period and the Successor 2015 Period, related to these phantom shares. As of December 31, 2015, there was $0.3 million of unrecognized stock-based compensation related to the phantom shares; that cost is expected to be recognized upon sale of the Company.

Note 13—Employee benefit plan

The Company maintains a defined contribution 401(k) profit-sharing plan (the “401(k) Plan”) for eligible employees who are over the age of 21. Participants may make voluntary contributions up to the maximum amount allowable by law. The Company may make contributions to the 401(k) Plan on a discretionary basis which vest to the participants 100%. The Company elected not to make any contributions to the 401(k) Plan during the Successor 2014 Period. The Company made $18,000 of matching contributions to the 401(k) Plan during the Successor 2015 Period. The Predecessor elected not to make any contributions to the 401(k) Plan during the Predecessor 2014 Period.

Note 14—Related-party transactions

Successor

The Company rents office space in Shanghai, China from a lessor who is also an employee of the Company. During the Successor 2014 Period, the Company incurred $0.4 million in rent expense to this lessor, which is included under selling, general and administrative expenses. As of December 31, 2014, the Company had a $32,000 security deposit included in other current assets related to this lease. Further, as of December 31, 2014, the Company owed $0.8 million for consulting services to entities owned by this employee. In 2015, the employee ceased employment with the Company, and the lease was terminated; therefore these transactions were no longer disclosed as related-party transactions during the Successor 2015 Period.

Cosmopack and Promotions Plus, each a related party entity owned by a relative of a former executive officer, manage the Company’s distribution and fulfillment operations for the New Jersey warehouse and charge the Company for these services. During the Successor 2014 Period, the Company incurred $3.7 million for these services, which is reflected in selling, general and administrative expenses in the consolidated statement of operations. At December 31, 2014, the Company owed $0.3 million to these entities, and the balances have been included in due to related parties in the consolidated balance sheet. The former executive officer was an employee until December 31, 2014.

During the Successor 2014 Period and the Successor 2015 Period, the Company incurred $0.8 million and $0.9 million, respectively, in management and consulting fees to its majority stockholder, TPG. Amounts owed are included in due to related parties in the consolidated balance sheet.

Predecessor

The Predecessor rented office space in Shanghai, China from a lessor who is also an employee of JACUS. During the Predecessor 2014 Period, the Predecessor incurred $36,000 in rent expense to this lessor, which is included under selling, general and administrative expenses.

Cosmopack and Promotions Plus, each a related party entity owned by a relative of a former executive officer, manage JACUS’s distribution and fulfillment operations for the New Jersey warehouse and charges JACUS for these services. During the Predecessor 2014 Period, the Predecessor incurred $0.4 million for these services, which is reflected in selling, general

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

and administrative expenses in the consolidated statement of operations. The former executive officer was an employee until December 31, 2014.

Note 15—Net income (loss) per share

The following is a reconciliation of the numerator and denominator in the basic and diluted net income (loss) per common share computations (in thousands, except share data):

	Predecessor	Successor
	Period from January 1, 2014 through January 31, 2014	Period from February 1, 2014 through December 31, 2014	Year ended December 31, 2015

Numerator:
Net income (loss)	$1,093	$(9,286)	$4,357

Adjustments to numerator:
Convertible preferred stock—dividends	—	(10,287)	(51,967)

Net income (loss) available to common shareholders	1,093	(19,573)	(47,610)

Denominator:
Weighted average number of shares outstanding—Basic	1,000	27,593	30,523
Weighted average number of shares outstanding—Diluted	1,005	27,593	30,523

Net income (loss) per common share:
Basic	$1,093	$(709)	$(1,560)
Diluted	$1,088	$(709)	$(1,560)

Anti-dilutive securities excluded from diluted EPS:
Service-based stock options	—	3,019,451	3,997,503
Common shares underlying convertible preferred stock	—	37,271,375	37,271,375

Total	—	40,290,826	41,268,878

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

Unaudited pro forma net income per share

The unaudited pro forma net income per share reflects (i) the application of the proceeds from the sale of 3,982,522 shares at the initial public offering price of $17.00 per share that are necessary to cover the portion of the $72 million dividend paid to stockholders on June 7, 2016 that was in excess of the Company’s historical earnings and (ii) the effect of conversion of the outstanding convertible preferred stock into common stock at the applicable conversion prices immediately prior to, and conditioned upon, the closing of this initial public offering.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share of common stock (in thousands except share and per share data):

Year ended December 31, 2015 (unaudited)

Numerator:
Net income attributable to common stockholders—basic and diluted	$4,357

Denominator:

Basic:
Weighted-average number of shares outstanding—Basic	30,523
Add: Assumed conversion of convertible preferred stock	37,271,375
Add: Common shares offered hereby to fund the dividend in excess of earnings	3,982,522

Pro forma weighted average number of shares outstanding—Basic	41,284,420

Diluted:
Pro forma weighted average number of shares outstanding—Basic	41,284,420
Add: Weighted-average effect of dilutive securities:
Service-based stock options	1,741,943

Pro forma weighted average number of shares outstanding—Diluted	43,026,363

Pro forma net income per share:
Basic	$0.11
Diluted	$0.10

Note 16—Subsequent events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through April 28, 2016, which is the date that the financial statements were issued.

The Plan was amended in January 2016 to allow certain employees to exercise options prior to vesting (“early exercise”). Upon termination of employment prior to full vesting, unvested shares acquired through early exercise are forfeited and are repurchased by the Company at lower of the exercise price and fair market value. Therefore, such unvested options are treated as outstanding.

In connection with the plan amendment in January 2016, the Company also extended loans to certain key management personnel (the “Debtors’”) totaling $10.4 million (the “2016 Notes”). The 2016 Notes served as financing for the Debtors’ 2016 exercise of previously issued stock options. The 2016 Notes are secured by the underlying shares and are full recourse to the respective Debtor’s personal assets. The 2016 Notes carry interest at between 0.75% and 0.81% per annum, due

J.A. Cosmetics Holdings, Inc. and subsidiaries

Notes to consolidated financial statements

semi-annually, and mature in January 2018 or earlier upon the occurrence of certain events specified in the Note agreements. Amounts due from employees in relation to the 2016 Notes will be reduced from stockholders’ equity. Cash received from Debtors for early exercise of unvested options is treated as a liability. Amounts so recorded are transferred into common stock and additional paid-in capital as the shares vest.

The Company entered into new lease agreements for e.l.f. stores with a minimum future lease commitment amount of $6.1 million.

The Company entered into agreements with third parties to manage distribution and fulfillment operations at its Ontario, California warehouse. In addition to reimbursing the third parties for costs incurred to perform these services, the Company is obligated to pay fixed amounts totaling $0.7 million towards these services over a period of 14 months.

With effect from April 26, 2016, the name of the Company was changed from J.A. Cosmetics Holdings, Inc. to e.l.f. Beauty, Inc.

e.l.f. Beauty, Inc. and subsidiaries

Condensed consolidated balance sheets

(unaudited)

(in thousands, except share and per share data)

			Supplemental pro forma
	December 31, 2015	June 30, 2016	June 30, 2016(1)

Assets

Current assets:
Cash	$14,004	$3,763	$3,763
Accounts receivable, net	22,475	21,611	21,611
Inventories	31,261	32,371	32,371
Prepaid expenses and other current assets	2,978	10,574	10,574

Total current assets	70,718	68,319	68,319
Property and equipment, net	9,854	14,281	14,281
Intangible assets, net	121,282	117,144	117,144
Goodwill	157,264	157,264	157,264
Deferred tax assets	262	262	262
Other assets	1,692	1,719	1,719

Total assets	$361,072	$358,989	$358,989

Liabilities, convertible preferred stock and stockholders’ equity (deficit)

Current liabilities:
Current portion of long-term debt and capital lease obligations	$10,325	$6,583	$6,583
Accounts payable	11,114	21,470	21,470
Accrued expenses and other current liabilities	13,713	15,079	15,079
Foreign currency forward contracts	10,702	5,417	5,417

Total current liabilities	45,854	48,549	48,549

Long-term debt and capital lease obligations	134,594	197,074	197,074
Deferred tax liabilities	42,126	40,215	38,700
Other long-term liabilities	1,601	9,551	9,551

Total liabilities	224,175	295,389	293,874

Commitments and contingencies (Note 7)

Convertible preferred stock, par value of $0.01 per share; 200,000 shares authorized and 135,041 shares issued and outstanding as of June 30, 2016 and December 31, 2015; liquidation preference of $262,385 and $197,295 as of June 30, 2016 and December 31, 2015, respectively	197,295	262,385	—

Stockholders’ equity (deficit):
Common stock, par value of $0.01 per share; 13,800,000 shares authorized as of June 30, 2016 and December 31, 2015; 3,108,458 and 34,493 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively	—	8	381
Additional paid-in capital	6,785	1,040	267,382
Employee loan receivable	—	(6,390)	(6,390)
Accumulated deficit	(67,183)	(193,443)	(196,258)

Total stockholders’ equity (deficit)	(60,398)	(198,785)	65,115

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$361,072	$358,989	$358,989

(1)	The Supplemental Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2016 reflects the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 37,271,375 shares of common stock immediately prior to the consummation of the initial public offering (“IPO”) and the recognition of incremental compensation expense related to the acceleration of vesting on certain time-based vesting awards and satisfaction of the performance condition on certain performance-based vesting awards (the “IPO related transactions”).

The accompanying notes are an integral part of these condensed consolidated financial statements.

e.l.f. Beauty, Inc. and subsidiaries

Condensed consolidated statements of operations

(unaudited)

(in thousands, except share and per share data)

	Six months ended June 30,
	2015	2016
Net sales	$75,194	$96,820
Cost of sales	35,896	42,383

Gross profit	39,298	54,437
Selling, general, and administrative expenses	31,168	47,804

Operating income	8,130	6,633
Other income, net	3,254	1,964
Interest expense, net	(6,281)	(6,396)

Income before provision for income taxes	5,103	2,201
Income tax provision	(2,425)	(1,112)

Net income	$2,678	$1,089

Comprehensive income	$2,678	$1,089

Net loss per share—basic (Note 9):	$(116)	$(200)
Net loss per share—diluted (Note 9):	$(116)	$(200)
Weighted average number of shares outstanding—basic (Note 9):	27,593	651,268
Weighted average number of shares outstanding—diluted (Note 9):	27,593	651,268
Pro forma net loss per share—basic (Note 9):		$0.03
Pro forma net loss per share—diluted (Note 9):		$0.02
Pro forma weighted average number of shares outstanding—basic (Note 9):		41,922,643
Pro forma weighted average number of shares outstanding—diluted (Note 9):		44,614,061

The accompanying notes are an integral part of these condensed consolidated financial statements.

e.l.f. Beauty, Inc. and subsidiaries

Condensed consolidated statements of preferred stock and stockholders’ equity

(unaudited)

(in thousands, except share data)

	Preferred stock		Common stock		Employee note receivable	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholders’ deficit
	Shares	Amount	Shares	Amount

Balance as of December 31, 2015	135,041	$197,295	34,493	$–	$–	$6,785	$(67,183)	$(60,398)
Net income	–	–	–	–	–	–	1,089	1,089
Convertible preferred stock accretion	–	65,090	–	–	–	–	(65,090)	(65,090)
Stock-based compensation	–	–	–	–	–	1,155	–	1,155
Issuance of employee note receivable	–	–	–	–	(10,448)	–	–	(10,448)
Accrued interest on employee note receivable	–	–	–	–	(31)	31	–	–
Vesting of early exercised stock options	–	–	609,412	6	–	2,202	–	2,208
Exercise of stock options	–	–	190,164	2	–	668	–	669
Dividend paid	–	–	–	–	–	(9,801)	(62,259)	(72,060)
Repayment of employee note receivable	–	–	–	–	4,060	–	–	4,060
Payment of interest on employee note receivable	–	–	–	–	30	–	–	30

Balance as of June 30, 2016	135,041	$262,385	834,069	$8	$(6,390)	$1,040	$(193,443)	$(198,785)

The accompanying notes are an integral part of these condensed consolidated financial statements.

e.l.f. Beauty, Inc. and subsidiaries

Condensed consolidated statements of cash flows

(unaudited)

(in thousands)

	Six months ended June 30,
	2015	2016

Cash flows from operating activities:
Net income	$2,678	$1,089
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	478	2,092
Amortization of intangible assets	4,117	4,138
Allowance for doubtful accounts	23	17
Amortization of debt issuance costs and discount on debt	535	571
Loss on disposal of property and equipment	—	219
Stock-based compensation expense	198	1,155
Compensation expense paid to seller	489	—
Gain on foreign currency forward contracts	(2,814)	(5,284)
Deferred income taxes	(2,127)	(1,912)
Changes in operating assets and liabilities:
Accounts receivable	9,560	847
Inventories	(12,303)	(1,110)
Prepaid expenses and other current assets	(1,320)	(3,073)
Other assets	(85)	(27)
Accounts payable and accrued expenses	6,275	7,855
Other liabilities	536	1,281
Due to related parties	(409)	—

Net cash provided by operating activities	5,831	7,858

Cash flows from investing activities:
Purchase of property and equipment	(3,649)	(2,910)
Proceeds from sale of property and equipment	—	84
Acquisition of intangible assets	(100)	—

Net cash used in investing activities	(3,749)	(2,826)

Cash flows from financing activities:
Proceeds from revolving line of credit	12,450	2,000
Repayment of revolving line of credit	(15,400)	(7,700)
Deferred offering costs paid	—	(3,139)
Proceeds from long term debt	—	62,294
Repayment of long term debt	(1,313)	(1,313)
Cash received from issuance of common stock	—	669
Dividend paid	—	(68,000)
Other, net	—	(85)

Net cash used in financing activities	(4,263)	(15,274)
Net decrease in cash	(2,181)	(10,242)
Cash—beginning of period	4,668	14,004

Cash—end of period	$2,487	$3,763

Supplemental disclosure of cash flow information:
Cash paid for interest	5,658	5,729
Cash paid for income taxes	5,022	4,645

Supplemental disclosure of noncash investing and financing activities:
Accretion of preferred stock to maximum redemption value	5,881	65,090
Deferred offering costs included in accounts payable and accrued expenses	—	1,383
Property and equipment acquired under capital leases	—	3,000
Property and equipment purchases included in accounts payable and accrued expenses	658	913
Vesting of shares related to early exercise of common stock options	—	2,208
Note receivable issued to finance early exercise of common stock	—	(10,448)
Net repayment of note receivable with dividend proceeds	—	4,060

The accompanying notes are an integral part of these condensed consolidated financial statements.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Note 1—Nature of operations

e.l.f. Beauty, Inc. and subsidiaries (the “Company,” “we,” “us,” “its” and “our”) was formed as a Delaware corporation on December 20, 2013 under the name J.A. Cosmetics Holdings, Inc. In April 2016, the Company changed its name to e.l.f. Beauty, Inc. The Company and its subsidiaries conduct business under the name e.l.f. Cosmetics, and offer high-quality, prestige-inspired products for eyes, lips and face to consumers through its retail customers, e.l.f. stores and e-commerce channels.

On September 19, 2016, the Company amended and restated its certificate of incorporation to effect a 2.76:1 forward stock split of the Company’s common stock, increase the number of shares of common stock authorized for issuance to 250.0 million, allow for conversion of preferred stock into common stock prior to an initial public offering and at a ratio that has been adjusted to reflect the effects of the stock split, and address a variety of other corporate governance matters. There was no change in the par value of the Company’s common stock. All common shares, stock options, and per share information presented in the financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented.

Recapitalization

On June 7, 2016, the Company incurred an incremental $64 million in term loan borrowings under the Senior Secured Credit Facility to fund, in part, a $72 million special dividend to stockholders, and increased the total availability under the Revolving Credit Facility to $25 million. In connection with the incremental borrowings, certain covenants were amended to reflect the increased leverage. All common stockholders, including individuals that received shares of restricted common stock in connection with the early exercise of certain unvested stock options, received a dividend of $1.79 per share. The $4 million in dividend payments made to restricted common stockholders was immediately used by them to pay down their outstanding borrowings from the Company, pursuant to their underlying recourse note agreements. Accordingly, the net cash outflow related to the dividend was $68 million. See Note 8 to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for more information regarding the early exercise of unvested stock options by restricted common stockholders.

Finally, in connection with the special dividend, the Company modified all stock options outstanding and reduced the exercise price by $1.79 per share in order to protect the option holders from dilution that would have otherwise resulted from the dividend recapitalization transaction. This constituted a modification in accordance with ASC 718, Compensation—stock compensation and, accordingly, $0.7 million of incremental stock-based compensation expense was recorded during the three months ended June 30, 2016.

Note 2—Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of the Company, these interim financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2016, and its results of operations for the six months ended June 30, 2016, and cash flows for the six months ended June 30, 2016. The condensed consolidated balance sheet at December 31, 2015, was derived from audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements. All intercompany balances and transactions have been eliminated in consolidation.

These interim condensed consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements as of and for the year ended December 31, 2015 and related notes included in this prospectus. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Use of estimates

The preparation of the accompanying financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Segment reporting

Operating segments are components of an enterprise for which separate financial information is available that is evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one operating segment and one reportable segment.

Significant accounting policies

The Company made no changes to the significant accounting policies that were disclosed in Note 2, “Summary of significant accounting policies,” to the audited Consolidated Financial Statements as of and for the year ended December 31, 2015 included in this prospectus. The Company has prepared the accompanying unaudited condensed consolidated financial statements on the same basis as the audited financial statements included in this prospectus.

Recent accounting pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company’s financial statements:

Standard	Description	Date of expected adoption/adoption	Effect on the financial statements or other significant matters
Standards that are not yet adopted
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)	The standard will replace existing revenue recognition standards and significantly expand the disclosure requirements for revenue arrangements. It may be adopted either retrospectively or on a modified retrospective basis to new contracts and existing contracts with remaining performance obligations as of the effective date.	January 1, 2018	The Company is currently evaluating the alternative methods of adoption and the effect on its financial statements and related disclosures.

ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date	In August 2015, the FASB issued ASU 2015-14, which deferred the effective date from annual periods beginning on or after December 15, 2016 to annual periods beginning on or after December 15, 2017.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Standard	Description	Date of expected adoption/adoption	Effect on the financial statements or other significant matters

ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing

ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients

In March, April and May 2016, the FASB issued ASU 2016-08, ASU 2016-10 and ASU 2016-12. These standards provide supplemental adoption guidance and clarification to ASU 2014-09, and must be adopted concurrently with the adoption of ASU 2014-09.

ASU 2016-02, Leases (Topic 842)	The standard will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. It requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application.	January 1, 2019	The Company is currently evaluating the effect of the standard on its financial statements and related disclosures.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Standard	Description	Date of expected adoption/adoption	Effect on the financial statements or other significant matters

Standards that were adopted
ASU 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period	The standard will require that a performance target in a share-based payment award that affects vesting and that can be achieved after the requisite service period is completed to be accounted for as a performance condition. Compensation cost would be recognized in the period in which it becomes probable that the performance target will be achieved, and the amount of compensation cost recognized should be based on the portion of the service period fulfilled. The standard may be adopted either prospectively or retrospectively as of the effective date.	January 1, 2016	The Company prospectively adopted this standard in the first quarter of 2016. The standard had no effect on the Company’s consolidated financial statements, as its historical practice complies with the new requirements.

ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	The standard simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows.	January 1, 2016	The Company early adopted this standard in the first quarter of 2016. The amendments were applied on a modified retrospective basis except for amendments requiring recognition of excess tax benefits and deficiencies in the income statement, which was applied prospectively. The standard did not have a material effect on the Company’s consolidated financial statements.

Note 3—Derivative instruments

The Company generally uses forward contracts that are not designated as hedging instruments to hedge economically the impact of the variability in exchange rates on contracts with its suppliers in China for future purchases of inventories denominated in Chinese renminbi (“RMB”). The Company generally does not hedge the net assets of its international

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

subsidiaries. All forward contracts are recorded at fair value on the consolidated balance sheet at the end of each reporting period. The Company does not enter into derivative instruments for non-risk management purposes.

Realized and unrealized gains (losses) from forward contracts are recognized in other income (expense) in the condensed consolidated statements of operations and were $2.5 million in the six months ended June 30, 2015, and $1.3 million in the six months ended June 30, 2016.

The table below details outstanding foreign currency forward contracts where the notional value is determined using contract exchange rates (in thousands):

	December 31, 2015		June 30, 2016
	Notional value	Fair value	Notional value	Fair value
Foreign currency contracts	148,978	(10,702)	78,500	(5,417)

The Company’s derivative transactions are governed by ISDA Master Agreements, which include provisions governing the setoff of assets and liabilities between the parties. When the Company has more than one outstanding derivative transaction with a single counterparty, the setoff provisions contained within these agreements generally allow the non-defaulting party the right to reduce its liability to the defaulting party by amounts eligible for setoff as well as eligible offsetting transactions with that counterparty, irrespective of the currency, place of payment, or booking office. The Company’s policy is to present its derivative assets and derivative liabilities on the consolidated balance sheets on a net basis. As of December 31, 2015 and June 30, 2016, all of the Company’s derivative instruments were in a net liability position.

Note 4—Fair value measurements

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is measured using inputs from the three levels of the fair value hierarchy, which are described as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3—Inputs that are unobservable (for example, cash flow modeling inputs based on management’s assumptions)

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value of the Company’s foreign currency forward contracts is based on market prices obtained from independent brokers or determined using quantitative models that use as their basis readily observable market parameters that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. The gross carrying amounts of the Company’s long-term debt, before reduction of the debt issuance costs, and capital lease obligations approximate their fair values as the stated rates approximate market rates for loans with similar terms.

The following table sets forth the fair value of the Company’s financial liabilities by level within the fair value hierarchy at December 31, 2015 (in thousands):

	Fair Value	Level 1	Level 2	Level 3

Financial liabilities:
Foreign currency forward contracts	$10,702	$—	$10,702	$—
Long-term debt, including current portion(1)	148,106	—	148,106	—

Total financial liabilities	$158,808	$—	$158,808	$—

(1)	Of this amount, $10,325 is classified as current.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

The following table sets forth the fair value of the Company’s financial liabilities by level within the fair value hierarchy at June 30, 2016 (in thousands):

	Fair Value	Level 1	Level 2	Level 3

Financial liabilities:
Foreign currency forward contracts	$5,417	$—	$5,417	$—
Long-term debt, including current portion(1)	206,368	—	206,368	—

Total financial liabilities	$211,785	$—	$211,785	$—

(1)	Of this amount, $6,583 is classified as current.

The Company did not transfer any assets measured at fair value on a recurring basis to or from Level 2 for any of the periods presented.

Note 5—Goodwill and intangible assets

Information regarding the Company’s goodwill and intangible assets as of December 31, 2015, is as follows (in thousands):

	Estimated useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships—retailers	10 years	$68,800	$(13,187)	$55,613
Customer relationships—e-commerce	3 years	3,900	(2,436)	1,464
Favorable leases, net	Varies	580	(175)	405

Total finite-lived intangibles		73,280	(15,798)	57,482
Trademarks	Indefinite	63,800	—	63,800

Goodwill		157,264	—	157,264

Total goodwill and other intangibles		$294,344	$(15,798)	$278,546

Information regarding the Company’s goodwill and intangible assets as of June 30, 2016, is as follows (in thousands):

	Estimated useful life	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships—retailers	10 years	$68,800	$(16,627)	$52,173
Customer relationships—e-commerce	3 years	3,900	(3,086)	814
Favorable leases, net	Varies	580	(223)	357

Total finite-lived intangibles		73,280	(19,936)	53,344
Trademarks	Indefinite	63,800	—	63,800

Goodwill		157,264	—	157,264

Total goodwill and other intangibles		$294,344	$(19,936)	$274,408

Amortization expense related to intangible assets was $4.1 million in the six months ended June 30, 2015 and 2016. Trademark assets have been classified as indefinite-lived intangible assets and, accordingly, are not subject to amortization.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Future amortization expense for intangible assets as of June 30, 2016 is as follows (in thousands):

Remainder of 2016	$4,141
2017	7,121
2018	7,007
2019	6,982
2020	6,880
Thereafter	21,213

Total	$53,344

No impairments of goodwill or intangible assets were recorded in the six months ended June 30, 2015 and 2016.

Note 6—Debt

The Company’s outstanding debt as of December 31, 2015 and June 30, 2016 consisted of the following (in thousands):

	December 31, 2015	June 30, 2016

Debt:
Revolving credit facility(1)	$7,700	$2,000
Term loan(1)	100,406	161,430
Second lien term loan(2)	40,000	40,000
Capital lease obligations(3)	—	2,938

Total debt	148,106	206,368
Less: debt issuance costs	(3,187)	(2,711)

Total debt, net of issuance costs	144,919	203,657
Less: current portion	(10,325)	(6,583)

Long-term portion of debt	$134,594	$197,074

(1)	See Note 8, “Debt,” to the Consolidated Financial Statements included in this prospectus for certain details regarding the Senior Secured Credit Facility. On June 7, 2016, the Company incurred an incremental $64 million in term loan borrowings under the Senior Secured Credit Facility to fund, in part, the payment of a $72.0 million special dividend to stockholders, and increased the total availability under the Revolving Credit Facility to $25 million. In connection with the incremental borrowings, certain covenants were amended to reflect the increased leverage. As of June 30, 2016, the Senior Secured Credit Facility consisted of (i) a $169.0 million Term Loan due January 31, 2019 and (ii) a $25.0 million Revolving Credit Facility, which had amounts available for draw until the maturity date on January 31, 2019 and for which the unused balance as of June 30, 2016 was $22.8 million.

(2)	See Note 8, “Debt,” to the Consolidated Financial Statements included in this prospectus for certain details regarding the Company’s $40.0 million Second Lien Term Loan, which matures on and does not require principal payments until July 31, 2019.

(3)	In connection with the transition of a warehouse and distribution center from New Jersey to California, the Company entered into certain capital leases during the six months ended June 30, 2016. The capital leases are primarily related to equipment and fixtures required to prepare the new facility for use.

Note 7—Commitments and contingencies

Operating leases

The Company leases office, retail and warehouse space in New York, New Jersey, California and China from third parties under non-cancelable operating leases that provide for minimum base rental payments (excluding taxes and other charges). The leases expire between 2016 and 2026. Total rent expense was $1.5 million for the six months ended June 30, 2015, and $1.9 million in the six months ended June 30, 2016.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Future minimum lease payments under the operating leases are as follows (in thousands):

Remainder of 2016	$1,781
2017	3,806
2018	3,714
2019	3,595
2020	3,117
Thereafter	8,355

Total	$24,368

Legal contingencies

From time to time, the Company may become involved in legal proceedings, claims and litigation arising in the ordinary course of business. Management is not currently aware of any matters that it expects will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Note 8—Stock-based compensation

Stock options granted pursuant to the Company’s 2014 Equity Incentive Plan (the “Plan”) permit certain management-level option holders and directors to elect to exercise unvested options prior to vesting (“early exercise”). In the event of termination of the option holder’s employment or directorship, all unvested shares issued upon the early exercise, so long as they remain unvested, are subject to repurchase by the Company at the lower of the original exercise price or the fair market value of a share of common stock on the date of termination.

Consistent with authoritative guidance, early exercises are not considered substantive exercises for accounting purposes. Cash received for the exercise of unvested options is recorded as a liability, which is released to additional paid-in capital at each reporting date as the shares vest. During the six months ended June 30, 2016, 2,612,215 options were early exercised prior to vesting. From the date of exercise through June 30, 2016, an additional 310,226 options subject to early exercise vested and 27,600 options subject to early exercise were forfeited and repurchased by the Company in connection with the resignation of a Board member. As of June 30, 2016, the Company recorded a liability of $8.2 million related to 2,274,389 shares that remained subject to a potential repurchase obligation of the Company. The portion of the liability related to shares expected to vest within the next twelve months, or $1.6 million, is included in accrued expenses and other current liabilities with the remaining $6.7 million included in other long-term liabilities.

In connection with certain of these early exercises, the Company also extended loans to certain key management personnel (the “Debtors”) totaling $10.4 million (the “2016 Notes”). The 2016 Notes served as financing for the Debtors’ 2016 exercise of both vested and unvested options. The 2016 Notes are secured by the underlying shares and are full recourse to the respective Debtor’s personal assets. The 2016 Notes carry interest at between 0.75% and 0.81% per annum, due semi-annually, and mature in January 2018 or earlier upon the occurrence of certain events specified in the 2016 Note agreements. Amounts due from employees in relation to the 2016 Notes have been recorded as a reduction in stockholders’ equity. Upon early exercise, the option holders received shares of restricted common stock and, as such, participated in the June 2016 special dividend. Pursuant to the terms of the 2016 Notes, the proceeds from the dividend were required to be used to pay down the outstanding principal balance. Accordingly, as of June 30, 2016, the outstanding balance was reduced by $4.1 million to $6.4 million in connection with such repayment.

In June 2016, the Company modified all stock options outstanding and reduced the exercise price by $1.79 per share in order to protect the option holders from dilution that would have otherwise resulted from the dividend recapitalization transaction. A total of 43 individuals, including three board members, held options that were modified. As the Company was not obligated to provide anti-dilution protection under the Plan, this constituted a modification, as defined by ASC 718 Compensation-stock compensation, which requires calculation of the incremental fair value of the new award. During the six months ended June 30, 2016, the Company recognized incremental compensation cost of $0.7 million related to the vested portion of the modified awards. An additional $1.6 million in incremental compensation cost is expected to be recognized

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

over the remaining requisite service period for service-based options, and an additional $0.3 million in incremental compensation cost is expected to be recognized when the performance condition is met for performance-based options.

Service-based options

The following table summarizes the activities for service-based stock options for the six months ended June 30, 2016:

	Options outstanding	Weighted-average exercise price(1)	Weighted-average remaining contractual life (in years)	Aggregate intrinsic values (in thousands)
Balance as of December 31, 2015	3,997,502	$3.66
Granted	324,300	5.29
Exercised	(799,576)	3.60
Forfeited	(176,640)	4.02
Cancelled	(41,400)	3.62

Balance as of June 30, 2016	3,304,186	$2.85	8.5	$16,615

Exercisable, June 30, 2016	385,848	$1.84	8.0	$2,008

(1)	The weighted-average exercise prices incorporate the impact of the $1.79 exercise price modification for any activity occurring subsequent to the June 7, 2016 modification date.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair market value of a share of common stock of $7.04 on June 30, 2016.

Stock-based compensation cost related to service-based options was $0.2 million in the six months ended June 30, 2015, and $0.4 million in the six months ended June 30, 2016, excluding the portion attributable to the exercise price modification. All stock-based compensation expense is recorded in selling, general and administrative expenses. As of June 30, 2016, there was $4.0 million in unrecognized stock-based compensation cost related to unvested service-based stock options, including $1.6 million attributable to the exercise price modification, which is expected to be recognized over a weighted-average period of 3.6 years and the remaining $2.5 million expected to be recognized over a weighted-average period of 3.8 years.

Performance-based options

For the Company’s performance-based options, in addition to the service condition, the ultimate number of shares to be earned depends on the achievement of both a performance and market condition. The performance condition is based on the occurrence of a liquidity event (i.e., initial public offering or change-in-control transaction). The market condition is based upon the achievement of a minimum rate of return from the liquidity event.

The following table summarizes the activities for performance-based stock options for the six months ended June 30, 2016:

	Options outstanding	Weighted-average exercise price(1)	Weighted-average remaining contractual life (in years)	Aggregate intrinsic values (in thousands)
Balance as of December 31, 2015	4,848,869	$3.64
Granted	144,900	5.29
Exercised	—	—
Forfeited	(1,220,451)	3.65
Cancelled	(6,900)	3.62

Balance as of June 30, 2016	3,766,418	$2.24	8.2	$19,337

(1)	The weighted-average exercise prices incorporate the impact of the $1.79 exercise price modification for any activity occurring subsequent to the June 7, 2016 modification date.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair market value of a share of common stock of $7.04 on June 30, 2016.

In regard to the performance condition, if the liquidity event occurred on or prior to January 31, 2016, an additional number of options would have vested, assuming the minimum rate of return was achieved. During the six months ended June 30, 2016, a total of 919,611 performance-based options did not vest and were forfeited because a liquidity event did not occur on or prior to January 31, 2016. The remaining forfeitures occurred in connection with the termination of employment of certain employees.

Because the achievement of the performance condition is not probable until a liquidity event (i.e., initial public offering or change-in-control transaction) has occurred, no compensation expense was recognized during the six months ended June 30, 2016 related to these performance-based options. As of June 30, 2016, there was $1.9 million in unrecognized stock-based compensation cost related to unvested performance-based stock options, including $0.3 million attributable to the exercise price modification.

Note 9—Net loss per share

The Company computes basic earnings per share using the weighted average number of common shares outstanding. As the Company incurred a net loss attributable to common stockholders during both the six months ended June 30, 2015 and the six months ended June 30, 2016, basic and diluted weighted average shares outstanding are the same. The following is a reconciliation of the numerator and denominator in the basic and diluted net loss per common share computations (in thousands, except share and per share data):

	Six months ended June 30,
	2015	2016

Numerator:
Net income	$2,678	$1,089

Adjustments to numerator:
Dividend paid to preferred stockholders	$—	$(66,531)
Accretion of convertible preferred stock to maximum redemption value	(5,881)	(65,090)

Net loss attributable to common stockholders—basic and diluted	$(3,203)	$(130,532)

Denominator:
Weighted average number of common shares outstanding—basic	27,593	651,268
Weighted average number of common shares outstanding—diluted	27,593	651,268

Net loss per share:
Basic	$(116.04)	$(200.43)
Diluted	$(116.04)	$(200.43)

Anti-dilutive securities excluded from diluted EPS:
Service-based stock options	3,343,751	3,304,186
Common shares underlying convertible preferred stock	37,271,375	37,271,375

Total	40,615,126	40,575,561

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

Pro forma net income per share

Pro forma net income per share reflects (i) the application of the proceeds from the sale of 3,982,522 shares at the initial public offering price of $17.00 per share that are necessary to cover the portion of the $72.0 million dividend paid to stockholders on June 7, 2016 that was in excess of the Company’s historical earnings and (ii) the effect of conversion of the outstanding convertible preferred stock into common stock at the applicable conversion prices immediately prior to, and conditioned upon, the closing of the Company’s initial public offering.

The following table sets forth the computation of the Company’s unaudited pro forma basic and diluted net income per share of common stock (in thousands except share and per share data):

Six months ended June 30, 2016

Numerator:
Net income attributable to common stockholders—basic and diluted	$1,089

Denominator:

Basic:
Weighted-average number of shares outstanding—basic	651,268
Add: Assumed conversion of convertible preferred stock	37,271,375
Add: Common shares offered hereby to fund the dividend in excess of earnings	3,982,522

Pro forma weighted average number of shares outstanding—basic	41,905,165

Diluted:
Pro forma weighted average number of shares outstanding—Diluted	41,905,165
Add: Weighted-average effect of dilutive securities:
Service-based stock options	2,804,291

Pro forma weighted average number of shares outstanding—Diluted	44,709,456

Pro forma net income per share:
Basic	$0.03
Diluted	$0.02

Note 10—Related party transactions

During the six months ended June 30, 2015, the Company incurred $0.3 million in management and consulting fees to its majority stockholder, TPG. During the six months ended June 30, 2016, the Company incurred $0.5 million in management and consulting fees to TPG. The amounts due to TPG as of both June 30, 2015 and 2016 were immaterial.

As disclosed in Note 8, during the six months ended June 30, 2016, the Company extended loans to certain key management personnel totaling $10.4 million.

Note 11—Subsequent events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through August 10, 2016, which is the date that the financial statements were issued.

The Company entered into new lease agreements for e.l.f. stores with a minimum future lease commitment amount of $2.4 million. Certain of these leases also provide for the payment of contingent rent based on a percentage of sales.

e.l.f. Beauty, Inc. and subsidiaries

Notes to condensed consolidated financial statements (unaudited)

In January 2016, the Company extended loans to certain key management personnel (the “Debtors’”) totaling $10.4 million (the “2016 Notes”). The 2016 Notes served as financing for the Debtors’ 2016 exercise of previously issued stock options. In July 2016, the Company provided an additional loan totaling $1.5 million (the “July 2016 Add-On Note”) to one of the Debtors to finance the exercise of an additional 808,028 options at an exercise price of $1.84 per option. The July 2016 Add-On Note carries interest at 0.71% per annum, due semi-annually, and matures in July 2018 or earlier upon the occurrence of certain events specified in the Note agreement. All other terms and conditions of the July 2016 Add-On Note are identical to the 2016 Notes. Amounts due from the Debtor in relation to the July 2016 Add-On Note will be reduced from stockholders’ equity. Cash received from the Debtor for early exercise of unvested options is treated as a liability. Amounts so recorded are transferred into common stock and additional paid-in capital as the shares vest.